UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

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x   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2025

or

o   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-39139



CURIOSITYSTREAM INC.

(Exact name of registrant as specified in its charter)

Delaware	**84-1797523**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
8484 Georgia Ave., Suite 700 **Silver Spring, Maryland**	**20910**
(Address of principal executive offices)	**(Zip Code)**

(301) 755-2050
(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.0001	CURI	Nasdaq

Securities registered pursuant to Section 12(g) of the Act: None

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Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes o No x

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes o No x

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No o

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes x No o

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. o

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. o

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. o

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recover period pursuant to §240.10D-1(b). o

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes o No x

As of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common stock held by non-affiliates, computed by reference to the closing sales price of $5.63 reported on The Nasdaq Capital Market, was approximately $179.7 million.

As of March 6, 2026, there were 58,974,338 shares of the registrant's common stock, $0.0001 par value per share, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its annual meeting of stockholders to be held in 2026 (the "2026 Annual Meeting"), expected to be filed with the Securities and Exchange Commission (the "SEC") on or before April 29, 2026 (and, in any event, not later than 120 days after the close of our last fiscal year), are incorporated by reference into Part III of this Annual Report on Form 10-K to the extent stated herein. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, such proxy statement is not deemed to be filed as part hereof.

CURIOSITYSTREAM INC.
ANNUAL REPORT ON FORM 10-K

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements. All statements, other than statements of present or historical fact included in this Annual Report on Form 10-K, regarding the Company's future financial performance, as well as the Company's strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report on Form 10-K, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. The Company cautions you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company, incident to its business.

These forward-looking statements are based on information available as of the date of this Annual Report on Form 10-K, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company's views as of any subsequent date. Although the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws, you are advised to consult any additional disclosures the Company makes in its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about the ability of the Company to:

- suggest and serve content to its subscriber base;

- meet the needs of distributor partners;

- increase and retain its subscriber base and increase subscriber hours;

- enter into integrated partnerships with corporate partners and advertisers;

- develop integrated brand partnerships;

- attract and retain sponsors;

- anticipate trends in video consumption;

- compete for subscribers and sponsorship spending with other content services;

- protect against the loss, misuse, and alteration of customers' personally identifiable information;

- meet future liquidity requirements;

- continue operating under existing laws and licensing regimes;

- license content at favorable rates;

- realize the intended efficiencies and benefits from our business strategies and cost savings initiatives;

- achieve positive net cash flow and profitability;

- identify, recruit, retain, incentivize and integrate existing and new employees, advisors and consultants;

- attract, train and retain effective officers, key employees and directors;

- compete in the factual subscription video on-demand category;

- acquire, and enhance the capabilities of, its intellectual property;

- protect its intellectual property by relying on confidentiality and license agreements with our employees, consultants and third parties, and on trademark and copyright laws;

- broaden and stabilize its sources of revenue;

- obtain additional capital, including use of the debt market and through the issuance of various types of securities;

- enhance future operating and financial results;

- meet international and education market expansion plans, including by managing and adjusting its business to address varying international markets;

- comply with laws and regulations applicable to its business;

- stay abreast of modified or new laws and regulations applying to its business, including copyright and privacy regulation;

- negotiate content and other licensing agreements;

- invest in content and marketing, including investments in original programming;

- invest in our corporate governance, including adding personnel and systems to its administrative and revenue-generating functions;

- maintain the listing of our securities with Nasdaq;

- anticipate and respond to uncertainties associated with product and service development and market acceptance; and

- anticipate the impact of new U.S. federal, state and international income tax laws, including the impact on deferred tax assets.

As a result of a number of known and unknown risks and uncertainties, the Company's actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

- an inability to maintain and develop new and existing revenue-generating relationships and partnerships or to significantly increase the Company's subscriber base and retain customers;

- a failure to develop, acquire and maintain an adequate breadth and depth of content;

- the Company's inability to protect its intellectual property;

- the impact of content and pricing changes on subscriber growth;

- increased competition in the subscription video on-demand market segment;

- the possibility that the Company may be unable to access financing sources;

- a failure to attract new and qualified personnel in a timely and effective manner and retain existing personnel;

- adverse changes in applicable laws or regulations, including but not limited to privacy laws, tax laws, securities regulations and accounting standards;

- a failure to maintain adequate privacy and data security systems and protocols;

- general economic conditions and economic conditions specific to the internet, online commerce and the media industry; and

- other risks and uncertainties set forth in *Risk Factors.*

RISK FACTOR SUMMARY

Our business operations are subject to numerous risks and uncertainties, including those outside of our control, that could cause our results to vary from expectations. You should carefully consider these risks and uncertainties when investing in our securities. The principal risks and uncertainties affecting our business include, but are not limited to, the following:

- If our efforts to attract and retain users are not successful, our business will be adversely affected;

- If we do not continuously provide value to our users, including making improvements to our service in a manner that is favorably received by them, our revenue, results of operations and business will be adversely affected

- We may be unable to realize intended efficiencies and benefits from our ongoing cost-savings initiatives, which may adversely affect our profitability, financial condition or our business.

- We have a history of net losses, and we anticipate that we will experience net losses for the foreseeable future;

- Our operating results are expected to be difficult to predict based on a number of factors that also may affect our long-term performance;

- If we are not able to manage our growth, our business could be adversely affected;

- Our business could be adversely impacted by costs and challenges associated with strategic acquisitions and investments, including joint ventures;

- Certain of our growth strategies are untested, unproven or not yet fully developed;

- If we experience excessive rates of user churn, our revenues and business will be harmed;

- If our efforts to build a strong brand identity and improve user satisfaction and loyalty are not successful, we may not be able to attract or retain users, and our operating results may be adversely affected;

- We may be unable to compete successfully against current and future competitors, and competitive pressures could harm our business and prospects;

- We face risks, such as unforeseen costs and potential liability, in connection with content we acquire, produce, license and/or distribute through our service;

- We rely upon a number of partners to make our service available on their platforms and devices;

- We are subject to payment processing risk;

- Distributors' failure to promote our content could adversely affect our revenue and could adversely affect our business results;

- If we fail to maintain or, in newer markets establish, a positive reputation with consumers concerning our service and the content we offer, we may not be able to attract or retain users, we may face regulatory scrutiny and our operating results may be adversely affected;

- Changes in competitive offerings for video entertainment, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business;

- If government regulations relating to the internet or other areas of our business change, we may need to alter the manner in which we conduct our business or incur greater operating expenses;

- Changes in how we market our service, or increases in our advertising rates, could adversely affect our marketing expenses and user levels may be adversely affected;

- Emerging industry trends in digital advertising may pose challenges for our ability to forecast or optimize our advertising inventory, which may adversely impact our ability to capture advertising spend;

- Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business;

- We rely on subscription data provided by our third-party distributors and platform partners that has not been independently verified, and inaccuracies in that data may seriously harm and adversely affect our reputation and our business;

- Our business emphasizes rapid innovation and prioritizes long-term user engagement over short-term financial condition or results of operations, which strategy could have an adverse impact on our business, operating results and financial condition;

- We may incur non-cash impairment charges for our content assets and other intangible assets and equity method investments which would negatively impact our business, financial condition and operating results;

- If content providers or other rights holders refuse to license streaming content or other rights upon terms acceptable to us, our business could be adversely affected;

- If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished and our business may be adversely affected;

- Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, streaming technology, our recommendation and promotion capabilities, title selection processes and marketing activities;

- We may find it difficult to successfully compete without significant capital investment or loans beyond what is available to us in current and future capital raising efforts

- We may not be able to generate sufficient cash to service our obligations and any debt we may incur in the future;

- Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized access, harm to our reputation, disclosure or destruction of data, including user and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business;

- If the technology we use in operating our business fails, is unavailable, or does not operate to expectations, our business and results of operations could be adversely impacted;

- Interruptions or delays in service arising from our own systems or from our third-party vendors could impair the delivery of our service and harm our business; and

- We are a "smaller reporting company," and the reduced disclosure requirements applicable to smaller reporting companies may make our Common Stock less attractive to investors.

PART I

CERTAIN DEFINED TERMS

Each of the terms the "Company," "we," "our," "us," and similar terms used herein refer collectively to CuriosityStream Inc., a Delaware corporation, and its consolidated subsidiaries, unless otherwise stated.

In this Annual Report on Form 10-K, unless otherwise stated or unless the context otherwise requires:

- "App Services" means applications developed for iOS, Android, streaming media players and smart television operating systems.

- "Board" means the board of directors of the Company.

- "Bundled MVPD Business" refers to our ability to convey a broad scope of rights, including 24/7 "linear" channels, on-demand content library, mobile rights and/or pricing and packaging flexibility, in exchange for an annual fixed fee or fee per subscriber as part of a multi-year agreement.

- "Bundled MVPD Partners" means affiliate relationships with MVPDs, broadband and wireless companies in the U.S. and international territories.

- "Business Combination" means the acquisitions and transactions contemplated by that certain Agreement and Plan of Merger, dated August 10, 2020.

- "Bylaws" means the Amended and Restated Bylaws of CuriosityStream Inc.

- "Charter" means the Second Amended and Restated Certificate of Incorporation of CuriosityStream Inc.

- "Common Stock" means the Common Stock of the Company, par value $0.0001 per share.

- "Code" means the Internal Revenue Code of 1986, as amended.

- "Content Licensing Business" means CuriosityStream's licensing of existing content to certain media companies in a traditional content licensing deal or selected rights to content prior to production.

- "DGCL" means the Delaware General Corporation Law.

- "Direct Business" means Direct-to-Consumer and Partner Direct.

- "Direct-to-Consumer" or "DTC" means App Services together with O&O Consumer Service.

- "Exchange Act" means the Securities Exchange Act of 1934, as amended.

- "GAAP" means United States generally accepted accounting principles, consistently applied, as in effect from time to time.

- "IPO" means SAQN's initial public offering of Units consummated on November 22, 2019.

- "JOBS Act" means the Jumpstart Our Business Startups Act of 2012, as amended.

- "Legacy CuriosityStream" means Curiosity Inc., a Delaware corporation (formerly named CuriosityStream Operating Inc., and prior to the consummation of the Business Combination, CuriosityStream Inc.).

- "MVPDs" means multichannel video programming distributors.

- "Nasdaq" means The Nasdaq Capital Market.

- "Nebula" means Watch Nebula LLC.

- "Omnibus Incentive Plan" means our 2020 Omnibus Incentive Plan.

- "Partner Direct" means, collectively, MVPDs that include Comcast and Cox, and vMVPDs and digital distributors that include Amazon Prime Video Channels, Roku Channels, Sling TV and YouTube TV.

- "PIPE" means the issuance and sale to the PIPE Investors, an aggregate of 2,500,000 shares of Common Stock for an aggregate purchase price of $25,000,000 pursuant to Subscription Agreements between the Company and the PIPE Investors.

- "PIPE Investors" means certain third-party investors in the PIPE.

- "Private Placement Warrants" previously referred to the 3,676,000 warrants issued to Software Acquisition Holdings LLC in a private placement that closed concurrently with our IPO, all of which expired on October 14, 2025.

- "Public Warrants" previously referred to the 7,475,000 warrants sold as part of the Units in the IPO, all of which expired on October 14, 2025.

- "SAQN" means Software Acquisition Group Inc. prior to the consummation of the Business Combination.

- "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002, as amended.

- "SEC" means the U.S. Securities and Exchange Commission.

- "Securities Act" means the Securities Act of 1933, as amended.

- "SOFR" means the Secured Overnight Financing Rate, a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, as published by the Federal Reserve Bank of New York. SOFR is a transactions-based, nearly risk-free reference rate that replaced the London Interbank Offered Rate (LIBOR) as the primary benchmark for U.S. dollar-denominated derivatives and loans. The Company's Senior Secured Revolving Credit Facility utilizes Term SOFR, which represents a forward-looking term rate based on SOFR.

- "SVOD" means subscription video on-demand.

- "Units" previously referred to the units of SAQN, each consisting of one share of Common Stock and one-half of one Public Warrant, with each such Public Warrant entitling the holder thereof to purchase one share of Common Stock at a price of $11.50 per share, subject to certain adjustments. On October 14, 2020, the Company's Common Stock and Public Warrants were listed on Nasdaq under the new trading symbols of "CURI" and "CURIW," respectively, and all of SAQN's units separated into their component parts of (i) one share of Common Stock and (ii) one-half (1/2) of one Public Warrant and ceased trading on Nasdaq. All of the then-outstanding Public Warrants expired on October 14, 2025, and are no longer outstanding.

- "vMVPDs" means virtual MVPDs.

- "Warrants" previously referred to the Private Placement Warrants, the PIPE Warrants, and the Public Warrants, all of which expired on October 14, 2025, and are no longer outstanding.

ITEM 1. BUSINESS

Unless the context otherwise requires, all references in this section to "we," "us," "our," the "Company," or "CuriosityStream" refer to CuriosityStream Inc. and its subsidiaries prior to and following the consummation of the Business Combination.

CORPORATE HISTORY AND BACKGROUND

On October 14, 2020, Software Acquisition Group Inc., a special purpose acquisition company and a Delaware corporation ("SAQN"), and CuriosityStream Operating Inc., a Delaware corporation ("Legacy CuriosityStream"), consummated a reverse merger pursuant to the Agreement and Plan of Merger, dated August 10, 2020 (the "Business Combination"). Upon the consummation of the Business Combination, Legacy CuriosityStream became a wholly owned subsidiary of SAQN and the registrant changed its name from "Software Acquisition Group Inc." to "CuriosityStream Inc." Following the consummation of the Business Combination, Legacy CuriosityStream changed its name from "CuriosityStream Operating Inc." to "Curiosity Inc."

SAQN, a blank check company, was incorporated as a Delaware corporation on May 9, 2019, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

CuriosityStream LLC, Legacy CuriosityStream's predecessor, was formed in the State of Delaware in June 2008. CuriosityStream LLC officially launched its subscription service to U.S. based customers in March 2015 and to international customers in September 2015.

BUSINESS OVERVIEW

Founded by John Hendricks, former Chairman of Discovery Communications and founder of the Discovery Channel, CuriosityStream is a media and entertainment company that offers premium video and audio programming across the principal categories of factual entertainment, including science, history, society, nature, lifestyle and technology. Our mission is to provide premium factual entertainment that informs, enchants and inspires.

We seek to meet the demand for high-quality factual entertainment via subscription video on-demand ("SVOD") platforms, content licensing, bundled content licenses for SVOD and linear offerings, talks and courses and partner bulk sales.

The main sources of our revenue are:

1. Subscription and license fees earned from our Direct-to-Consumer business and Partner Direct subscribers ("Direct Business"),

2. License fees from content licensing arrangements ("Content Licensing"),

3. Bundled license fees from distribution affiliates ("Bundled Distribution"), and

4. Other revenue, including advertising and sponsorships ("Other").

We operate our business as a single operating segment that provides premium content through multiple channels, including the use of various applications, partnerships and affiliate relationships.

CuriosityStream's award-winning content library features approximately 14,000 programs that explore topics ranging from space engineering to ancient history to the rise of Wall Street, and includes shows and series from leading nonfiction producers. Each week we launch new video titles, which are available on demand in high- or ultra-high definition. Through new and long-standing international partnerships, substantial portions of our video library have been localized from English into eleven different languages. The Company also aggregates rights to millions of video and audio programs, course materials and other assets to utilize on our own services as well as license to other media and technology companies.

Our programs are produced, co-produced or commissioned by us, or licensed through one of our content partnerships, such as with NHK in Japan, ZED in France and Terra Mater in Austria. Our programs are hosted by and feature scientists, experts and celebrities, such as Stephen Hawking, Sir David Attenborough, Sigourney Weaver, Patrick Aryee and James Burke. Our programs have received four Emmy nominations, including an Emmy Award win for Stephen Hawking's *Favorite Places*. Every video title on our SVOD platform is available on-demand and, other than historical footage or classic documentaries, in high definition or 4K quality.

Through our acquisition of One Day University in 2021, we acquired more than 500 lectures from some of the most popular and acclaimed college and university professors in the U.S. on topics ranging from American history to Broadway shows. In addition, through our acquisition of Learn25, we acquired approximately 5,000 episodes of audio content and about 1,250 video episodes, packaged as courses on factual topics ranging from religion to biographies to psychology. These acquisitions enabled us to expand our offering of factual content into audio and educational courses, as well as package our products in special bundles for consumers and business customers. In January 2024, we rebranded our service that offers these audio and video courses and talks "Curiosity University."

In 2021, the Company invested in Watch Nebula LLC ("Nebula"), an SVOD streaming service controlled by Standard Broadcast LLC and its affiliated content creators.

Also in 2021, the Company partnered with Spiegel TV to accelerate international expansion of CuriosityStream services, taking a one-third stake in the German venture controlled by a German media company, Spiegel TV GmbH, and a German documentary producer, Autentic GmbH. The joint venture, Spiegel TV Geschichte und Wissen GmbH & Co. KG (the "Spiegel Venture"), operates two documentary channels (including one branded as "Curiosity Channel") and a FAST channel, as well as revenue sharing with respect to a localized CuriosityStream SVOD service in German-speaking Europe.

Business Model and Services

Our business model relies on the collaboration of (i) our content team, which works with more than 150 production companies and distributors across the world to create and acquire programming, (ii) our legal and finance teams, which structure and formalize agreements, (iii) our creative services teams, which develop marketing materials, metadata and other assets associated with a piece of content, and (iv) our content operations and technology teams, which then deliver our content and services to all manner of devices and platforms for our consumers directly or through our relationships with third parties.

Direct Business

The Company's streaming content is provided to consumers through two primary distribution channels: (i) direct-to-consumer ("DTC") and (ii) third-party platforms, referred to as Partner Direct. The DTC offering includes access through the Company's website and applications developed for electronic devices. Collectively, DTC and Partner Direct comprise the Company's Direct Business.

DTC offering includes subscriptions to consumers as well as bulk subscriptions through enterprises, and provides monthly or annual subscription terms. Pricing varies based on the subscriber's location, the selected subscription tier and term. To ensure wide accessibility, the Company has developed applications for major customer devices, including streaming media players such as Roku, Apple TV, and Amazon Fire TV, and smart TVs from brands including LG, Vizio, Sony, and Samsung.

We generate revenue through digital distributor partners and vMVPDs, including YouTube TV, The Roku Channel, Apple Channels, and Amazon Prime Video Channels. Through these relationships, subscribers can access our content as a premium add-on within the partner's respective ecosystem.

We continually evaluate our pricing structures to align with market conditions. Alongside our standard subscription, we offer the "Smart Bundle" service, which includes access to Tastemade, Kidstream, SommTV, and Curiosity University. Future adjustments to these subscription plans may be considered to further enhance revenue from our legacy subscribers.

The multichannel video programming distributors ("MVPDs"), virtual MVPDs ("vMVPDs") and digital distributor partners making up our Partner Direct pay us a license fee for sales to individuals who subscribe to CuriosityStream via the partners' respective platforms. We have affiliate agreement relationships with, and our service is available directly from major MVPDs that include Comcast, Cox, and Dish, and vMVPDs and digital distributors that include Amazon Prime Video Channels, Apple Channel, Roku Channel, Sling TV and YouTube TV.

Content Licensing

Our Content Licensing business provides factual content to entertainment media companies. In addition, we work with technology companies to deliver hundreds of thousands of hours of video and audio to meet the demand for premium assets required for training next-generation AI models. We have the opportunity to provide financially attractive well-structured datasets to meet this business demand. We are also able to license to certain media companies a collection of our existing titles in a traditional content licensing deal. Both our AI content licensing fees and traditional content licensing deals, including those structured as non-monetary barter transactions, are reported as Library sales. We are also able to sell selected rights (such as in territories or on platforms that are lower priority for us) to content we create before we even begin production. This latter model reduces risk in our content development decisions and creates content licensing revenue.

The Company generates revenue through the licensing of its content library for various applications, including traditional media use and emerging technology integrations. Traditional content licensing, including non-monetary barter arrangements, and AI-related licensing fees are collectively reported within Library sales. This allows us to monetize our deep archive of high-quality assets across diverse market demands.

Bundled Distribution

We have affiliate relationships with our bundled MVPD partners (including Multichoice, FuboTV and Izzi, among others) and vMVPDs, which are broadband and wireless companies in the US and international territories to whom we can offer a broad scope of rights, including 24/7 "linear" channels, our on-demand content library, mobile rights and pricing and packaging flexibility, in exchange for an annual fixed fee or fee per subscriber as part of a multi-year agreement. As such, our Bundled Distribution business offers us the advantages of long-cycle and recurring revenue and the potential to access hundreds of millions of paying subscribers globally.

Other

We provide advertising and sponsorship services by developing integrated digital brand partnerships designed to offer CuriosityStream content in a variety of forms. These include short- and long-form program integration, branded social media promotional videos, and broadcast advertising spots within our video and audio programs. Our services are made available via our linear programming channels, in front of the paywall, and through an increasing focus on digital display ads. Additionally, we deliver content through advertising-based video-on-demand (AVOD) and free advertising-supported streaming television (FAST) platforms. This includes our dedicated YouTube channels (Curiosity and Curiosity University), where we generate advertising revenue from our digital content without transactional video-on-demand (TVOD) components. We continue to expand these offerings across YouTube and other similar ad-supported distribution channels to maximize our brand reach and digital ad inventory.

In the future, we hope to continue developing integrated digital brand partnerships with advertisers. These sponsorship campaigns offer companies the chance to be associated with CuriosityStream content in the forms described above. We frequently structure these arrangements as non-monetary barter transactions, where we recognize revenue from the licensing of our content library in exchange for advertising services or media campaigns. We believe the impressions accumulated in these multi-faceted campaigns would result in verifiable metrics for the clients while allowing us to monetize our content assets and expand our brand reach without immediate cash outlays.

Summary of Results

For the year ended December 31, 2025, we reported revenue of $71.7 million and a net loss of $6.4 million. Please see "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*" of this Annual Report on Form 10-K for a more detailed discussion of our product and service lines and channels through which we generate revenue.

COMPETITION

We compete for the time and attention of our users across different forms of media, including traditional broadcast, cable, satellite and internet-delivered video, other providers of SVOD services (e.g., Amazon Prime Video, Hulu, Netflix), other providers of in-home and mobile entertainment such as radio, music streaming services, and social media and networking websites. Many consumers maintain simultaneous relationships with multiple in-home entertainment providers and can easily shift spending from one provider to another.

We compete with other content providers to attract, engage, and retain users based on several factors, including: the user experience, content range and quality, ease of use of our platform, price, accessibility, perceptions of advertising load, brand awareness and reputation.

Many of our competitors enjoy competitive advantages such as greater brand recognition, legacy operating histories and larger marketing and content budgets, as well as greater financial, technical, human and other resources.

SEASONALITY

Our overall revenue does not exhibit a consistent seasonal pattern. Historically, our Direct-to-Consumer ("DTC") subscription trends reflected variations in consumer behavior, such as increased viewing habits or hardware purchases during specific periods of the year. However, these historical seasonal patterns have become less indicative of our performance as our strategic focus has shifted.

During 2024 and 2025, we experienced a decline in total DTC subscriptions. This trend reflects a broader maturing of the streaming market and our internal transition toward prioritizing high-margin revenue opportunities and cost-optimization over aggressive subscriber acquisition. While our subscription base has contracted, we continue to focus on the retention of high-value subscribers and the growth of our other revenue streams, such as content licensing, AVOD, and FAST platforms. This includes our focus on data licensing for AI model training, which represents the vast majority of our AI content licensing activity. Our subscription levels remain sensitive to our content release schedule, pricing adjustments, and the intensive competitive environment for digital subscriptions.

Our success depends upon our ability to protect our technologies and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trade secrets, copyrights and trademarks, as well as contractual restrictions. We have confidentiality and proprietary rights arrangements with our employees, consultants and business partners, and we control access to, and distribution of, our proprietary information. Our registered trademarks in the U.S. include "Curiosity" and "CuriosityStream" among others.

We are the registrant of the internet domain name for our website, _www.curiositystream.com_, as well as others. We own rights to proprietary processes and trade secrets, including those underlying the CuriosityStream service.

GOVERNMENT REGULATION

As a company conducting business on the internet, we are subject to several foreign and domestic laws and regulations relating to information and network security, data protection, privacy, and governmental access to data, among other things. Many of these laws and regulations are still evolving and could be interpreted, updated, or new laws passed in ways that could harm our business. In the area of information and network security and data protection, the laws in the U.S., the European Union (the "EU"), and other jurisdictions globally can require specified actions to maintain the confidentiality, integrity and availability of networks and data. Additionally, laws in many U.S. states require companies to implement specific information security controls to protect certain types of personally identifiable information. Likewise, U.S. states, the EU, China, and other jurisdictions have laws in place requiring companies to notify users, regulators, and sometimes law enforcement if there is a security breach that compromises certain categories of information, including personal information and personally identifiable information.

We are also subject to U.S. federal and state, EU and other foreign laws regarding privacy, the collection of data of minors, and the privacy of customer data. Our privacy policy and terms of use describe our practices concerning the use, transmission and disclosure of customer information and are posted on our website. Any failure to comply with our posted privacy policy or privacy-related laws, obligations, or regulations globally could result in proceedings against us by governmental authorities, individuals, or others. Further, any failure by us to adequately protect the privacy or security of our customers' information could result in a loss of confidence in our service among existing and potential customers, and ultimately, in a loss of customers and advertisers.

PRIVACY POLICY

We collect and use certain types of information from our customers in accordance with the privacy policy that is posted on our website. We collect personally identifiable information directly from customers when they register to use our service and sign up to receive email newsletters. We may also obtain information about our customers from other customers and third parties. Our policy requires us to use the collected information to customize and personalize advertising and content for customers and to enhance the customer experience when using our service.

We also use automated data collection technology, such as tracking cookies, to collect online usage information to help us track customer interactions with our service. Third-party advertisers and service partners may also use tracking technologies to collect information regarding use of our platforms.

We have implemented commercially reasonable physical and electronic security measures to protect against the loss, misuse, and alteration of personally identifiable information. No security measures are perfect or impenetrable, and we may be unable to anticipate or prevent unauthorized access to our customers' personally identifiable information.

HUMAN CAPITAL

We employed approximately 44 and 47 full-time employees on average, during 2025 and 2024, respectively. As of December 31, 2025, we employed 42 full-time employees, all of whom were located in the U.S.

We have one location, a corporate office plus filming studio and edit suites, in Silver Spring, Maryland. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. Our ability to attract, retain and improve the effectiveness of our employees is a critical factor for executing our growth strategy. We strive to recruit the best people for the job regardless of race, sexual orientation, gender, religion, or other factors.

We are committed to diversity and inclusion as well as equitable pay within our workforce. To further some of these initiatives, we regularly retain Willis Towers Watson, a leading global advisory firm, to review and provide guidance on our compensation structure. Our compensation program is designed to attract, retain, and motivate highly qualified employees and executives and is comprised of a mix of competitive base salary, bonus and equity compensation awards, as well as other employee benefits. Almost all current employees have received equity grants with vesting conditions designed to facilitate the retention of personnel and the opportunity to benefit financially from our potential future growth and profitability. Our 401(k) retirement plan contributions include a 100% match of contributions for the first 3% of the employee's base salary and a 50% match of contributions between 3% and 5% of the employee's base salary.

Our human resources strategy is overseen by our executive team, which aims to provide regular updates to our Board. Our employees are not covered by a collective bargaining agreement, and we consider our relations with our employees to be good.

ITEM 1A. RISK FACTORS

If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

RISKS RELATED TO THE COMPANY'S BUSINESS

If our efforts to attract and retain users are not successful, our business will be adversely affected.

We have experienced significant user growth over the past several years. Our ability to continue to attract users will depend in part on our ability to effectively market our service, consistently provide our users with compelling content choices that keep our users engaged with our service, as well as a quality experience for selecting and viewing factual entertainment. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact our ability to attract and retain users.

Competitors include other entertainment video providers, such as MVPDs and SVOD services. Users may cancel our service for many reasons, including: a perception that they do not use the service sufficiently, the need to cut household expenses, selection of content is unsatisfactory, competitive services provide a better value or experience and customer service issues are not satisfactorily resolved. Subscriptions may also be impacted by our business relationships with our MVPDs, vMVPDs or other affiliates. For example, when one of our agreements with a Bundled Distribution partner was terminated in the third quarter of 2022, we experienced a decline in subscribers as a result of such termination. Adverse macroeconomic conditions, including inflation, may also adversely impact our ability to attract and retain users.

We must continually add new users both to replace cancelled users and to grow our business beyond our current user base. If we do not grow as expected, we may not be able to adjust our expenditures or increase our per-user revenues, including by adjusting subscription pricing, commensurate with the lowered growth rate, such that our margins, liquidity and results of operations may be adversely impacted, and our ability to operate at a net loss may be strained. If we are unable to successfully compete with current and new competitors in providing compelling content, retaining our existing users and attracting new users, our business will be adversely affected. Further, if excessive numbers of users cancel our service, we may elect to incur significantly higher marketing expenditures than we currently anticipate to replace these users with new users.

If we do not continuously provide value to our users, including making improvements to our service in a manner that is favorably received by them, our revenue, results of operations and business will be adversely affected.

If consumers do not perceive our service offering to be of value, including if we introduce new or adjust existing features, adjust pricing or service offerings or change the mix of or our investment into our content in a manner that is not favorably received by them, we may not be able to attract and retain users, and accordingly, our revenue, including revenue per paying subscription, and result of operations may be adversely affected. For example, in 2022, in an attempt to expand our service offerings, we introduced our first free ad-supported streaming channel, Curiosity Now, on the LG channel platform as well as our *Smart Bundle* plan. In addition, we may, from time to time, adjust our subscription pricing, our subscription plans, or our pricing model itself. These and other adjustments we have made or may make in the future may not be well-received by consumers and could negatively impact our ability to attract and retain subscribers, revenues per paying subscriber, revenue and our results of operations. In addition, we believe that many of our users rejoin our service or originate from word-of-mouth advertising from existing users. If our efforts to satisfy our existing users or adjustments to our service are not successful, we may not be able to attract or retain users, and as a result, our ability to maintain and/or grow our business will be adversely affected.

We may be unable to realize intended efficiencies and benefits from our ongoing cost-savings initiatives, which may adversely affect our profitability, financial condition or our business.

To operate more efficiently and control our expenditures, we have undertaken cost-savings initiatives, which have included workforce reductions and other cost reduction initiatives. We also periodically choose to discontinue certain operations and business partnerships that we no longer believe are additive or complementary to our business or strategic direction. These initiatives are intended to reduce operating costs without loss of productivity. If we do not successfully manage our current cost-savings activities, our expected efficiencies, benefits and cost savings might be delayed or not realized, and our operations and business could be disrupted. In addition, we may incur additional impairment charges related to fixed assets and other intangibles, which may be material and may exceed our estimates. Furthermore, a disruption to our operations or business may cause employee morale and productivity to suffer and may result in unwanted employee attrition. Such disruptions require substantial management time and attention and may divert management from other important work or result in a failure to meet operational targets. Moreover, we could make changes to, or experience delays in executing, any cost-savings initiatives, any of which could cause further disruption and additional unanticipated expense.

We have a history of net losses, and we anticipate that we will experience net losses for the foreseeable future.

Since our inception, we have incurred significant operating losses, and as of December 31, 2025, we had an accumulated deficit of $335.8 million. We incurred net losses of $12.9 million and $6.4 million for the years ended December 31, 2024 and December 31, 2025, respectively. Given the significant operating expenditures associated with our business plan, we anticipate continuing to incur net losses for the foreseeable future. Even though we generated positive cash flow from operations for the years ended December 31, 2024 and December 31, 2025, this represents a relatively recent trend for the Company, and we cannot assure you that we will sustain or increase positive cash flow in future periods. Our ability to maintain and enhance liquidity remains subject to significant uncertainty.

Our operating results are expected to be difficult to predict based on a number of factors that also may affect our long-term performance.

We expect our operating results to fluctuate significantly in the future based on a variety of factors, many of which are outside our control and difficult to predict. As a result, period-to-period comparisons of our operating results may not be a good indicator of our future or long-term performance. The following factors may affect us from period-to-period and may affect our long-term performance:

- our ability to maintain and develop new and existing revenue-generating relationships;

- our ability to improve or maintain gross margins in our business;

- the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and governance;

- our ability to significantly increase our subscriber base and retain customers;

- our ability to enforce our contracts and collect receivables from third parties;

- our ability to develop, acquire and maintain an adequate breadth and depth of content via original productions, co-productions, commissions and/or licenses;

- changes by our competitors to their product and service offerings;

- increased competition;

- our ability to detect and comply with data collection and privacy regulation and customer questions related thereto in every jurisdiction in which we operate;

- changes in promotional support or other aspects of our relationships with our partners through which we make our service available, including the MVPDs and/or the vMVPDs, through which we offer our content;

- our ability to effectively manage the development of new business segments and markets, and determine appropriate contract and licensing terms;

- our ability to maintain and develop new and existing marketing relationships;

- our ability to maintain, upgrade and develop our website, our applications through which we offer our service on our customers' devices and our internal computer systems;

- fluctuations in the use of the internet for the purchase of consumer goods and services such as those we offer;

- technical difficulties, system downtime or internet disruptions;

- our ability to attract new and qualified personnel in a timely and effective manner and retain existing personnel;

- conflicts of interest involving our founder and principal stockholder, John Hendricks;

- our ability to attract and retain sponsors and prove that our sponsorship offerings are effective enough to justify a pricing structure that is profitable for us;

- the success of our content licensing to other media companies;

- our ability to successfully manage the integration of operations and technology resulting from possible future acquisitions;

- governmental regulation and taxation policies; and

- general economic conditions and economic conditions specific to the internet, online commerce and the media industry.

If we are not able to manage our growth, our business could be adversely affected.

We have expanded significantly since we launched our subscription service in March 2015. We anticipate that further expansion of our operations will be required to achieve significant growth in our products, lines of business and user base and to take advantage of favorable market opportunities. Any future expansion will likely place significant demands on our managerial, operational, administrative and financial resources. If we are unable to respond effectively to new or increased demands that arise because of our growth, or, if in responding, our management is materially distracted from our current operations, our business may be adversely affected.

We have expanded our operations internationally, seeking to effectively and reliably handle anticipated growth in both users and features related to our service. As our offerings evolve, we are managing and adjusting our business to address varied content offerings, consumer customs and practices, different technology infrastructure, different markets for factual video content, as well as differing legal and regulatory environments. As we expand our service and introduce new features such as our free streaming channel, Curiosity Now, and our *Smart Bundle* plan, we are developing technology and utilizing third-party "cloud" computing, technology and other services. These efforts require significant resources, operational efficiency and management attention. If we are not able to manage the growing complexity of our business in an efficient manner, including improving, refining or revising our systems and operational practices related to our operations and content development, our business may be adversely affected.

Our business could be adversely impacted by costs and challenges associated with strategic acquisitions and investments, including joint ventures.

From time to time, we acquire or invest in businesses, content, and technologies that support our business. The risks associated with such acquisitions or investments (some of which may be unforeseen) include the difficulty of integrating solutions, operations, and personnel; inheriting liabilities and exposure to litigation; failure to realize anticipated benefits and expected synergies; and diversion of management's time and attention, among other acquisition- and/or investment-related risks. We may not be successful in overcoming such risks, and such acquisitions and investments may negatively impact our business.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. If our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process. Acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results.

Furthermore, if we do not integrate an acquired business successfully and in a timely manner, we may not realize the benefits of the acquisition to the extent anticipated. If an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer. Acquisitions and investments may contribute to fluctuations in our quarterly financial results. These fluctuations could arise from transaction-related costs and charges associated with eliminating redundant expenses or write-offs of impaired assets recorded in connection with acquisitions and investments, which could negatively impact our financial results.

We are currently party to a joint venture, Spiegel Venture, and our participation in such joint venture is subject to risks, including, among other things: (i) shared approval rights over certain major decisions affecting the ownership or operation of the joint venture and any assets owned by the joint venture; (ii) our joint venture counterparts being subject to different laws or regulations than us, which could create conflicts of interest; (iii) our ability to sell our interest in the joint venture, or the joint venture's ability to sell additional interests of, or assets owned by, the joint venture, being limited to that set forth under the terms of the governing agreements; (iv) the terms of the governing agreements providing our joint venture counterparts the right to exclude us from the joint venture under certain circumstances; (v) the terms of the governing agreements containing non-compete provisions, which may limit other potential business opportunities for us; (vi) a put option that permits our joint venture counterparts to require us to purchase their interest, subject to certain conditions, which, if exercised, would expose us to the full economics and risks of such joint venture, rather than only our proportionate interest therein; and (vii) disagreements with our joint venture counterparts, which may result in arbitration that could be expensive and distracting to management and could delay important decisions. Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

Certain of our growth strategies are untested, unproven or not yet fully developed.

We intend to increase our revenues through expanding our subscriber base by, among other things, continuing to expand into international markets, expanding into the mobile video market, expanding into the corporate social responsibility market, expanding into the branded partnerships market, developing our Content Licensing business and developing our in-house production studio, Curiosity Studios, as well as our increasing focus on AVOD, TVOD and FAST channels.

Our content is primarily in the English language with subtitling or dubbing in Spanish, Mandarin, Russian, Swedish, German, Dutch, Danish, Finnish, Norwegian, Slovenian and French in parts of our library and the world where demand exists and we have the language version rights. To improve operational efficiency and reduce the significant costs traditionally associated with studio-based localization, we are increasingly exploring and testing Artificial Intelligence ("AI") solutions for subtitling and dubbing. While we believe these emerging technologies may offer a more scalable path for future international expansion, they may not yet meet our quality standards or achieve broad audience acceptance. If our transition to AI-driven localization results in lower-quality content or fails to resonate with international subscribers, our brand reputation and global growth strategies could be adversely affected.

Our rights to the international distribution of portions of our co-produced or licensed content are subject to certain geographic and platform or media restrictions. However, we intend to seek partnerships with strong platforms in international territories, subject, in each case, to any then-existing geographic and media restrictions on the distribution of any of our content. There can be no assurance that these international partnerships will be successful or result in our meeting revenue targets.

We believe there is an opportunity for us to commission or create content for other program providers. However, there can be no assurance that these partners will, or will continue to, engage us for co-productions or commissioned content, or that we will earn the margins that we expect on such projects.

If we expand into new markets or increase certain operations in connection with our growth strategies, we may be required to comply with new regulatory requirements that could cause us to incur additional expenses, increase our cost of doing business, impose additional burdens on us or otherwise negatively affect our business. In pursuing these growth strategies, we expect to incur significant operating and capital expenditures and, as a result, we expect to continue to experience net losses in the future. It is possible that we will not be able to grow our revenues through these strategies, or if growth is achieved, that it will be maintained for any significant period, or at all.

If we experience excessive rates of user churn, our revenues and business will be harmed.

In order to increase our revenues, we must minimize the rate of loss of existing users while adding new users to our multiple subscription services. Our experience during our operating history indicates that many variables impact churn, including the type of plan selected, user engagement with the platform, length of a user's subscription to date and subscription pricing. As a result, in periods of rapid user growth, we believe that our average churn is likely to increase as the average length of subscription to date decreases. Similarly, in periods of slow user growth, we believe that our average churn is likely to decrease since our average user duration is longer. However, these estimates are subject to change based on a number of factors, including the percentage of users selecting monthly vs. annual plans, increased rates of subscription cancellations and decreased rates of user acquisition. We cannot assure you that these estimates will be indicative of future performance or that the risks related to these estimates will not materialize.

Users may cancel their subscription to our service for many reasons, including, among others, a perception that they do not use the service sufficiently, or the belief that the service is a poor value, an increase in the price of the service or that customer service issues are not satisfactorily resolved. We must continually add new users both to replace users who cancel and to continue to grow our business beyond our current user base.

If too many of our users cancel our service, or if we are unable to attract new users in numbers sufficient to grow our business, our operating results will be adversely affected. Further, if excessive numbers of users cancel our service, we may incur higher marketing expenditures than we currently anticipate in order to replace these users with new users.

If our efforts to build a strong brand identity and improve user satisfaction and loyalty are not successful, we may not be able to attract or retain users, and our operating results may be adversely affected.

The CuriosityStream brand is only eleven years old, and we must continue to build a strong brand identity. To succeed, we must continue to attract and retain a large number of new users which require us to make significant advertising and promotional expenditures. We believe that the importance of brand loyalty will increase with the continued proliferation of SVOD subscription services. If our branding efforts are not successful, however, our ability to attract and retain users will be adversely affected, which may negatively impact our future operating results.

We may be unable to compete successfully against current and future competitors, and competitive pressures could harm our business and prospects.

Our industry is intensely competitive, and we expect competition to increase in the future as current competitors improve their content offerings and as new participants enter the market. Competition may result in pricing pressures, reduced profit margins, loss of market share or greater difficulty in acquiring attractive content, any of which could substantially harm our business and results of operations. Many of the companies that are participating in the U.S. and global SVOD media sector have longer operating histories, larger and broader user bases, significantly greater financial, human, technical and other resources and greater name recognition than we do. These companies, which include Netflix, Amazon.com, Hulu, Paramount, Comcast, BBC, PBS, Fox Networks, Warner Bros. Discovery, Disney and others, provide a broader range of content, and could redirect and apply considerable resources to acquired and original factual content.

During the COVID-19 pandemic, both established companies and new competitors began developing and creating their own original factual content. In addition, many titles in our content library are subject to non-exclusive licenses, and as a result, our competitors may be able to license many of our popular titles to expand their reach into factual entertainment. If this were to occur, users that already subscribe to these services for other types of content may determine that they do not need to also subscribe to our service.

There may also be other competitors, including non-profit and educational organizations and other knowledge-sharing focused institutions, that choose to focus on factual content that could directly compete with our SVOD offerings. Well-funded competitors may be better able to withstand economic downturns and periods of slow economic growth and the associated periods of reduced customer spending and increased pricing pressures. Some competitors are able to devote substantially more resources to website and systems development or to investments or partnerships. We may be unable to compete successfully against current and future competitors, and competitive pressures could harm our business and prospects.

We face risks, such as unforeseen costs and potential liability, in connection with content we acquire, produce, license and/or distribute through our service.

As a producer and distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of materials that we acquire, produce, license and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials. We believe that original programming can help differentiate our service from other offerings, enhance our brand and otherwise attract and retain users. Consequently, we continue to devote resources toward the development, production, marketing and distribution of our original programming. To the extent our original programming does not meet our expectations, in particular, in terms of costs, viewing and popularity, our business, including our brand and results of operations, may be adversely impacted.

As a content producer, we are responsible for production costs and other expenses. We also take on risks associated with production, such as completion risk. To the extent we create and sell physical or digital merchandise relating to our original programming, and/or license such rights to third parties, we could become subject to product liability, intellectual property or other claims related to such products. We may decide to remove content from our service, not to place licensed or produced content on our service or discontinue or alter production of original content if we believe such content might not be well received by our users, is prohibited by law or could be damaging to our brand.

To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately does not appear on or is removed from our service, or if we become liable for content we acquire, produce, license and/or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our results of operations. We may not be indemnified against claims or costs of these types and we may not have insurance coverage for these types of claims.

We rely upon a number of partners to make our service available on their platforms and devices.

We currently offer users the ability to receive streaming content through a host of screens and devices, including televisions, set-top boxes, computers, streaming media players, game consoles and mobile devices. We have executed a number of distribution and licensing agreements with MVPDs, vMVPDs and digital distributors including Amazon.com, YouTube TV, Roku, Comcast, Cox Communications, Sling TV, Dish and others, as well as with our Bundled Distribution partners, including FuboTV and Izzi, among others.

The future performance of our distribution partners under these distribution agreements is uncertain and we can provide no assurance that our distribution partners can generate the number of paying subscribers to our SVOD service in an amount adequate to produce the revenue required to maintain business operations. In many instances, our agreements also include provisions by which the distribution partner bills consumers directly for the CuriosityStream service or otherwise offers services or products in connection with offering our service.

We intend to continue to broaden our relationships with existing partners and to increase our capability to stream our content to other platforms, partners and territories over time. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing, regulatory, business or other impediments to delivering our streaming content to our users via these devices and platforms and in these territories, our ability to increase our subscriber base and grow our business, as well as retain existing users, could be adversely impacted.

Our agreements with our partners are typically between one and three years in duration and our business could be adversely affected if, upon expiration, a number of our partners do not continue to provide access to our service or are unwilling to do so on terms acceptable to us, which terms may include the degree of accessibility and prominence of our service. Furthermore, while devices are manufactured and sold by entities other than CuriosityStream, the connection between these devices and CuriosityStream may nonetheless result in consumer dissatisfaction toward CuriosityStream and such dissatisfaction could result in claims against us or otherwise adversely impact our business. In addition, technology changes to our streaming functionality may require that partners update their devices. If partners do not update or otherwise modify their devices, our service and our users' use and enjoyment of our content could be negatively impacted.

We are subject to payment processing risk.

Our users pay for our service using a variety of different payment methods, including credit and debit cards, gift cards, direct debit and online wallets. We rely on third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules, regulations, and industry standards, including data storage requirements, additional authentication requirements for certain payment methods, and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operations could be adversely impacted.

In addition, the military invasion of Ukraine by Russian forces and the economic sanctions imposed by the U.S. and other nations on Russia, Belarus and certain Russian organizations and individuals may disrupt payments we receive for distribution of our content in Russia.

In certain instances, we leverage third parties such as our MVPDs and other partners to bill subscribers on our behalf. If these third parties become unwilling or unable to continue processing payments on our behalf, we would have to find alternative methods of collecting payments, which could adversely impact user acquisition and retention. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation and if not adequately controlled and managed could create negative perceptions of our service. If we are unable to maintain our fraud and chargeback rate at acceptable levels, card networks may impose fines, our card approval rate may be impacted and we may be subject to additional card authentication requirements. The termination of our ability to process payments on any major payment method would significantly impair our ability to operate our business.

Distributors' failure to promote our content could adversely affect our revenue and could adversely affect our business results.

We will not always control the timing and manner in which our licensed distributors distribute our content offerings. However, their decisions regarding the timing of release and promotional support are important in determining success. Any decision by those distributors not to distribute or promote our content or to promote our competitors' content to a greater extent than they promote our content could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

If we fail to maintain or, in newer markets establish, a positive reputation with consumers concerning our service and the content we offer, we may not be able to attract or retain users, we may face regulatory scrutiny and our operating results may be adversely affected.

We believe that a positive reputation with consumers concerning our service is important in attracting and retaining users who have many choices when it comes to where to obtain video entertainment. To the extent our content is perceived as low quality, offensive or otherwise not compelling to consumers, our ability to establish and maintain a positive reputation may be adversely impacted. To the extent our content is deemed controversial or offensive by government regulators, we may face direct or indirect retaliatory action or behavior, including being required to remove such content from our service, and our entire service could be banned and/ or become subject to heightened regulatory scrutiny across our business and operations.

In light of the military invasion of Ukraine by Russian forces and the economic sanctions imposed by the U.S. and other nations on Russia, Belarus and certain Russian organizations and individuals, our contracts to sell and distribute our content to Russian distributors in Russia may cast us in a negative light with consumers, governmental authorities, business partners or other stakeholders and injure our reputation. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or result in negative consumer reaction, our ability to establish and maintain a positive reputation may likewise be adversely impacted.

Lastly, to the extent we suffer any security vulnerabilities, bugs, errors or other performance failures, our ability to establish and maintain a positive reputation may be adversely impacted. With newer markets, we also need to establish our reputation with consumers and to the extent we are not successful in creating positive impressions, our business in these newer markets may be adversely impacted. In addition, there is an increasing focus from regulators, investors, members and other stakeholders on environmental, social, and governance ("ESG") matters, both in the U.S. and internationally, including the adoption of new disclosure and regulatory frameworks. To the extent the content we distribute and the manner in which we produce content creates ESG related concerns, our reputation may be harmed.

Changes in competitive offerings for video entertainment, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.

The market for video entertainment is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options to access video entertainment. The various economic models underlying these channels include subscription, transactional, ad-supported and piracy-based models. All of these have the potential to capture meaningful segments of the video entertainment market. Piracy, in particular, threatens to damage our business. Piracy's fundamental proposition to consumers is compelling and difficult to compete against, as virtually all content is free. Further, in light of the compelling consumer proposition, piracy services are subject to rapid global growth.

In addition, traditional providers of video entertainment, including broadcasters and cable network operators, as well as internet-based e-commerce or video entertainment providers, are increasing their internet-based video offerings. Several of these competitors have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may secure better terms from suppliers, adopt more aggressive pricing and devote more resources to product development, technology, infrastructure, content acquisitions and marketing. New entrants may enter the market or existing providers may adjust their services with unique offerings or approaches to providing video entertainment. In addition, new technological developments, including the development and use of generative artificial intelligence, are rapidly evolving. If our competitors gain an advantage by using such technologies, our ability to compete effectively and our results of operations could be adversely impacted. Companies also may enter into business combinations or alliances that strengthen their competitive positions.

If we are unable to successfully or profitably compete with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share and revenues or achieve profitability.

If government regulations relating to the internet or other areas of our business change, we may need to alter the manner in which we conduct our business or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the internet, telecommunications or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. As our service and others like us gain traction in international markets, governments are increasingly looking to introduce new or extend legacy regulations to these services, in particular those related to broadcast media, content obligations or restrictions, treatment of intellectual property, net neutrality or payment for transmission and tax. For example, recent changes to European law enable individual member states to impose levies and other financial obligations on media operators located outside their jurisdiction.

It is also currently unknown how the military invasion of Ukraine by Russian forces and the economic sanctions imposed by the U.S. and other nations on Russia, Belarus and certain Russian organizations and individuals may affect us in the future. We anticipate that several jurisdictions may, over time, impose greater financial and regulatory obligations on us. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

Changes in laws or regulations that adversely affect the growth, popularity or use of the internet, including laws impacting net neutrality or requiring payment of network access fees, could decrease the demand for our service and increase our cost of doing business. Certain laws intended to prevent network operators from discriminating against the legal traffic that traverse their networks have been implemented in many countries, including across the EU. In others, the laws may be nascent or non-existent. Furthermore, favorable laws may change, including for example, in the U.S. where net neutrality regulations were somewhat recently repealed. Given uncertainty around these rules, including changing interpretations, amendments or repeal, coupled with potentially significant political and economic power of local network operators, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

Changes in how we market our service, or increases in our advertising rates, could adversely affect our marketing expenses and user levels may be adversely affected.

We utilize a broad mix of marketing and public relations programs, including social media sites, to promote our service to potential new users. We may limit or discontinue use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that users or potential users deem certain marketing practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to attract new users may be adversely affected.

Companies that promote our service and/or host our advertisements may decide that we negatively impact their business or may make business decisions that in turn negatively impact us. For example, if they decide that they want to compete more directly with us, enter a similar business or exclusively support our competitors, we may no longer have access to their marketing channels or they may charge us higher advertising rates, preventing us from advertising at competitive and/or reasonable rates. We also acquire a number of users who rejoin our service after having previously cancelled their subscription. If we are unable to maintain or replace our sources of subscriptions with similarly effective sources, or if the cost of our existing subscription increases, our subscription levels and marketing expenses may be adversely affected.

We utilize marketing to promote our content and drive viewing by our users. To the extent we promote our content inefficiently or ineffectively, we may not obtain the expected acquisition and retention benefits and our business may be adversely affected.

Emerging industry trends in digital advertising may pose challenges for our ability to forecast or optimize our advertising inventory, which may adversely impact our ability to capture advertising spend.

The digital advertising industry is introducing new ways to measure and price advertising inventory. For example, a significant portion of advertisers are in the process of moving from purchasing advertisement impressions based on the number of advertisements served by the applicable ad server to a new "viewable" impression standard (based on number of pixels in view and duration) for select products.

In the absence of a uniform industry standard, agencies and advertisers have adopted several different measurement methodologies and standards. In addition, measurement services may require technological integrations, which are still being evaluated by the advertising industry without an agreed-upon industry standard metric. As these trends in the industry continue to evolve, our sponsorship and advertising fees may be adversely affected by the availability, accuracy and utility of the available analytics and measurement technologies as well as our ability to successfully implement and operationalize such technologies and standards.

Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We regularly review key metrics related to the operation of our business, including, but not limited to monthly active users ("MAUs") and user churn, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring how our service is used across populations globally.

Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement of churn or overstatement of MAUs were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies.

Some of our demographic data also may be incomplete or inaccurate because users self-report their personal information. Consequently, the personal data we have may differ from our users' actual information. If sponsors, advertisers, partners or investors do not perceive our user, geographic or other demographic metrics to be accurate representations of our user base, or if we discover material inaccuracies in our user, geographic, or other demographic metrics, our reputation may be seriously harmed. See "*We are at risk of attempts at unauthorized access to our service through cyberattacks, and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results and financial condition.*"

We rely on subscription data provided by our third-party distributors and platform partners that has not been independently verified, and inaccuracies in that data may seriously harm and adversely affect our reputation and our business.

Our calculation of total paying subscribers includes the subscribers who are accessing our service via a third-party distributor or platform partner. We rely on these third-party distributors and platform partners to provide us with subscriber data. This data may be based on verbal, unpublished or confidential reports and may not have been validated by us or an independent third party. We use this data, among other things, to evaluate growth trends, measure our performance and make strategic decisions. Reliance on such unconfirmed or unpublished data could lead us to make incorrect calculations or business decisions or incur inefficiencies, particularly if these third parties provide inaccurate or incomplete data. If any of the foregoing were to occur, our reputation and business could be seriously harmed or adversely affected.

Our business emphasizes rapid innovation and prioritizes long-term user engagement over short-term financial condition or results of operations, which strategy could have an adverse impact on our business, operating results and financial condition.

Our business is evolving and has become more complex, and our success depends on our ability to quickly develop and launch new and innovative services. We believe our culture fosters this goal. Our focus on complexity and quick reactions could result in unintended outcomes or decisions that are poorly received by our users, advertisers, sponsors or partners. Our culture also prioritizes our long-term user engagement over short-term financial condition or results of operations. We also regularly run promotions discounting our service plans from their published prices. No assurance can be provided that such price reductions will produce an increase in subscribers to a level adequate to support sponsorship sales or generate revenue in an amount required to maintain business operations. These decisions may not produce the long-term benefits that we expect, in which case, our user growth and engagement, our relationships with advertisers, sponsors and partners, as well as our business, operating results and financial condition could be seriously harmed.

We may incur non-cash impairment charges for our content assets and other intangible assets and equity method investments which would negatively impact our business, financial condition and operating results.

It is possible that we may never realize the full value of our intangible assets. We regularly review our long-lived assets, including our content assets and other finite-lived intangible assets for impairment. Other long-lived assets, including our content assets, and finite-lived intangible assets are reviewed when there is an indication that an impairment may have occurred.

We also regularly review our investments in equity method investees for impairment, including when the carrying value of an investment exceeds its related market or fair value. If we determine that an investment has sustained an "other-than-temporary" decline in value, the investment is written-down to its fair value. The factors we consider in making this determination include, but are not limited to, (i) the determined market value of the investee in relation to its cost basis, (ii) the financial condition and operating performance of the investee, and (iii) our intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment. Accordingly, we recognized impairments to our equity method investments in the Spiegel Venture and Nebula in the second and third quarters of 2023, respectively.

In addition, companies in the streaming industry experienced a decline in market valuations during 2023, and the market price of our common shares declined significantly through the third quarter. Reflecting this market trend and due to the continued adverse macro and microeconomic conditions, including the competitive environment and its impact on our subscriber growth, we revised our forecasted subscriber growth and cash flow assumptions. Given these factors, as well as our continuing operating losses, we identified an indicator of impairment related to our content asset group and performed an analysis of content assets to assess if the fair value was less than unamortized cost.

If there was a future decline in our share price, we may be required to further test our content assets, finite-lived intangible assets, and equity method investments, which may result in an impairment. The impairment of all or part of our content assets, finite-lived intangible assets or equity method investments may have a material adverse effect on our business, financial condition or results of operations. The amount of impairment determined reduces the carrying value of the asset and is expensed in that period as a charge to our results of operations.

The fair value determinations underlying the quantitative aspect of our impairment testing require considerable judgment and are sensitive to changes in underlying assumptions, estimates and market factors. Estimating the fair value of our reporting unit and intangible assets requires us to make assumptions and estimates regarding our future plans, as well as industry, economic and regulatory conditions. If current expectations are not met, or if market factors outside of our control change significantly, then our reporting unit or intangible assets might become impaired in the future, adversely affecting our operating results and financial position. The carrying amounts of our content assets and finite-lived intangible assets are susceptible to impairment risk if there are unfavorable changes in such assumptions, estimates and market factors. To the extent that business conditions deteriorate or key assumptions and estimates differ significantly from our management's expectations, it may be necessary to recognize additional impairment charges in the future.

We license certain content for purposes including training generative artificial intelligence ("AI") models. We are in the early stages of these content licensing efforts, and the market for training content for AI models is new and evolving rapidly. There is no assurance that we will be able to sustain revenues from these efforts.

In [2024 / 2025], we began licensing video and audio content to meet the demand for premium video and audio assets required for training next-gen AI models. We are only in the early stages of these content licensing efforts and we may not be able to grow these efforts into a sustainable business.

Licensing content for AI training purposes is a new and developing business model without an established track record, which makes it difficult to evaluate the future prospects and the risks and challenges we may encounter in seeking to execute and expand on this opportunity. AI developers may locate or develop alternative sources of training content that are available on more favorable commercial terms. The intellectual property ownership, license rights, and other legal rights, including copyright, of generative AI software and tools have not been fully interpreted by U.S. or foreign courts or been fully addressed by legislation, and AI developers may take advantage of this uncertainty to train models on public, unlicensed data.

Additionally, demand for AI models may not develop or may be limited by regulation or other factors, which could reduce the value of our content that is licensed for AI training purposes and we may be unable to secure new training licenses and our existing training licenses may not be renewed or may be renewed on less favorable terms.

Our reliance on non-cash barter transactions to acquire content and generate revenue may not be sustainable and subjects us to valuation and liquidity risks.

We frequently engage in non-monetary trade and barter transactions where we license titles from our content library to media counterparties in exchange for new programming or advertising services. During 2025, we experienced a significant increase in the volume and total value of these non-cash transactions compared to prior periods.

The continued success of this model is highly dependent on consistent market demand for our existing library of factual content. If the perceived value of our content assets to third-party partners declines, we may be unable to secure high-quality programming through these exchanges. Furthermore, we record barter revenue based on the estimated fair value of the assets or services received. These estimates involve significant management judgment, and any downward revision in the value of acquired content could lead to future impairments. Finally, while these transactions allow us to expand our library while preserving liquidity, they do not generate the cash inflows necessary to fund our ongoing operations, debt service, or future cash-based content acquisitions. An over-reliance on non-cash revenue could negatively impact our overall cash flow position and financial flexibility.

RISKS RELATED TO INTELLECTUAL PROPERTY

If content providers or other rights holders refuse to license streaming content or other rights upon terms acceptable to us, our business could be adversely affected.

Our ability to provide our users with content they enjoy depends on content providers and other rights holders' licensing rights to distribute such content and certain related elements thereof, such as the public performance of music contained within the content we distribute, upon terms acceptable to us. While the license periods and the terms and conditions of such licenses vary, a significant portion of our content is subject to license for a given period. For example, as of December 31, 2025, approximately 75% of the titles on our CuriosityStream SVOD service were subject to licenses, approximately 18% of which expire in 2026 and approximately 17% of which expire in 2027. Of the titles that expire in 2026 and 2027, some may be renewed for a one- or two-year term at our unilateral option. If the content providers and other rights holders are not or are no longer willing or able to license us content upon terms acceptable to us, our ability to deliver particular items of content to our SVOD subscribers will be adversely affected and/or our costs could increase.

Certain licenses for content provide for the content providers to withdraw content from our service relatively quickly, and such content providers could decide that we negatively impact their business or may make business decisions that in turn negatively impact us. For example, certain content providers could decide that they want to compete more directly with us, enter a similar business or exclusively support our competitors, and in such event we may no longer have access to their content at all or only at higher rates. Because of these provisions as well as other actions we may take, content available through our service can be withdrawn on short notice. As competition increases, we may see the cost of programming increase. As we seek to differentiate our service, we are increasingly focused on securing certain exclusive rights when obtaining content, including original content. We are also focused on programming an overall mix of content appealing to our users in a cost-efficient manner. Within this context, we are selective about the titles we add and renew to our service. If we do not maintain a compelling mix of content, our user acquisition and retention may be adversely affected.

Music and certain authors' performances contained within content we distribute may require us to obtain licenses for such distribution. In this regard, we engage in negotiations with collection management organizations ("CMOs") that hold certain rights to music and/or other interests in connection with streaming content into various territories. If we are unable to reach mutually acceptable terms with these organizations, we could become involved in litigation and/or could be enjoined from distributing certain content, which could adversely impact our business. Additionally, pending and ongoing litigation, as well as negotiations between certain CMOs and other third parties in various territories, could adversely impact our negotiations with CMOs, or result in music publishers represented by certain CMOs unilaterally withdrawing rights, thereby adversely impacting our ability to negotiate licensing agreements reasonably acceptable to us. Failure to negotiate such licensing agreements could expose us to potential liability for copyright infringement or otherwise increase our costs. Additionally, as the market for the digital distribution of content grows, a broader role for CMOs in the remuneration of authors, performers and other beneficiaries of neighboring rights is likely to expose us to greater distribution expenses in certain markets.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark and copyright laws, to protect our proprietary rights. We may also seek to enforce our proprietary rights through court proceedings or other legal actions. We have filed and we expect to file from time to time for trademark applications. Nevertheless, these applications may not be approved, third parties may challenge any copyrights or trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our intellectual property rights, and we may not be able to prevent infringement or misappropriation without substantial expense to us. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to users and potential users may become confused in the marketplace, and our ability to attract users may be adversely affected. In addition, the use or adoption of new and emerging technologies may increase our exposure to intellectual property claims, and the availability of copyright and other intellectual property protection for artificial intelligence-generated material is uncertain. Further, new technologies such as generative artificial intelligence and their impact on our intellectual property rights remain uncertain, and development of the law in this area could impact our ability to protect against infringing uses or result in infringement claims against us.

We currently hold various domain names relating to our brand, including *www.curiositystream.com*. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website and our service. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, streaming technology, our recommendation and promotion capabilities, title selection processes and marketing activities.

Trademark, copyright and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content we produce and distribute through our website. We use the intellectual property of third parties in creating some of our content and marketing our service through contractual and other rights. From time to time, third parties may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, or develop non-infringing technology or otherwise alter our business practices on a timely basis in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected.

Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the internet. We have not searched patents relative to our technology. Defending ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, could result in significant costs to our business and diversion of technical and management personnel. It also may result in our inability to use our current website, streaming technology, our recommendation and promotion capability or inability to market our service. We may also have to remove content from our service. As a result of a dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our content, marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

RISKS RELATED TO LIQUIDITY

We may find it difficult to successfully compete without significant capital investment or loans beyond what is available to us in current and future capital raising efforts.

Competing in the global media marketplace requires considerable financial resources, especially in the direct-to-consumer SVOD business sector, which requires substantial advertising and marketing expenditures to build widespread brand awareness to a level that produces subscribers and continuous investment in our content offerings. In a global media marketplace with competitors spending greater amounts on programming and marketing and/or content than we do, we may find it difficult to successfully compete without significant capital investment or loans beyond what is available to us in current and future capital raising efforts. No assurance can be provided that we will be able to successfully maintain the amount of capital resources required to successfully compete and survive as a business.

We may not be able to generate sufficient cash to service our obligations and any debt we may incur in the future.

Our ability to make payments on our obligations and any debt we incur in the future will depend on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. While historically we have experienced negative operating cash flows, in 2024 and 2025, we achieved positive net cash flow from operating activities. However, we may be unable to sustain a level of cash flows from operating activities or maintain the level of liquidity sufficient to permit us to pay our obligations, including amounts due under our streaming content obligations, and the principal, premium, if any, and interest on any debt we incur. We may or may not be able to accurately predict the ultimate impact on our levels of liquidity from our cash flows and such predictions are subject to change.

If we are unable to service our obligations, including any debt we may incur in the future, from cash flows, we may need to refinance or restructure all or a portion of such obligations prior to maturity. Our ability to refinance or restructure obligations, including any debt we may incur in the future, will depend upon the condition of the capital markets and our financial condition at such time. If the financial markets become difficult or costly to access, including due to higher interest rates, fluctuations in foreign currency exchange rates or other changes in economic conditions, our ability to raise additional capital may be negatively impacted, and any refinancing or restructuring could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. If our cash flows are insufficient to service our then-existing debt and other obligations, we may not be able to refinance or restructure any of these obligations on commercially reasonable terms or at all and any refinancing or restructuring could have a material adverse effect on our business, results of operations or financial condition.

If our cash flows are insufficient to service our obligations, including any debt we may incur in the future, and we are unable to refinance or restructure these obligations, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures or to sell material assets or operations to meet our then-existing debt and other obligations. We cannot assure you that we would be able to implement any of these alternative measures on satisfactory terms or at all or that the proceeds from such alternatives would be adequate to meet any debt or other obligations then due. If we were required to implement any of these alternative measures, our business, results of operations or financial condition could be materially and adversely affected.

Our cash and cash equivalents could be adversely affected if the financial institutions in which we hold our cash and cash equivalents fail.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. If we were unable to access all or a significant portion of the amounts we have deposited at financial institutions for any extended period of time, we may not be able to pay our operational expenses or make other payments until we are able to move our funds to accounts at one or more other financial institutions, which process could cause a temporary delay in making payments to our vendors and employees and cause other operational challenges.

We have a substantial amount of obligations, including streaming content obligations, which, together with any debt we may incur in the future, could adversely affect our financial position, and we may not be able to generate sufficient cash to service our obligations.

We have obligations, including streaming content obligations. Moreover, we may incur substantial indebtedness in the future and expect to incur other obligations, including additional streaming content obligations. As of December 31, 2025, we had $0.4 million of total content liabilities as reflected in our consolidated balance sheet. Such amount did not include content commitments that did not meet the criteria for liability recognition. For more information on our content obligations, including those not in our balance sheet, see *Note 13 - Commitments and Contingencies* in the *Notes to Consolidated Financial Statements*.

Our obligations, including content obligations, may:

- make it difficult for us to satisfy our other financial obligations;

- limit our ability to use our cash flow, borrow additional funds or obtain other additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;

- require us to use a substantial portion of our cash flow from operations to make debt service payments and pay our other obligations when due;

- limit our flexibility to plan for, or react to, changes in our business and industry;

- place us at a competitive disadvantage compared to our less leveraged competitors; and

- increase our vulnerability to the impact of adverse economic and industry conditions.

The long-term and fixed cost nature of our content commitments may limit our operating flexibility and could adversely affect our liquidity and results of operations.

In connection with licensing content, we typically enter into multi-year commitments with content providers. We also enter into multi-year commitments for content that we produce, either directly or through third parties, including elements associated with these productions such as non-cancellable commitments under talent agreements. The payment terms of these agreements are not tied to usage or the size of our user base but may be determined by costs of production or tied to such factors as titles licensed. Such commitments, to the extent estimable under accounting standards, are included in *Note 13 - Commitments and Contingencies* in the *Notes to Consolidated Financial Statements*.

Given the multi-year duration and largely fixed-cost nature of our content commitments, if user acquisition and retention do not meet our expectations, our margins may be adversely impacted. Payment terms for certain content commitments, such as content we directly produce, will typically require more up-front cash payments than other content licenses or arrangements where we do not fund the production of such content. To the extent user and/or revenue growth do not meet our expectations, our liquidity and results of operations could be adversely affected as a result of content commitments and accelerated payment requirements of certain agreements.

In addition, the long-term and largely fixed-cost nature of our content commitments may limit our flexibility in planning for or reacting to changes in our business and the markets in which we operate. If we license and/or produce content that is not favorably received by consumers in a territory, or is unable to be shown in a territory, acquisition and retention may be adversely impacted, and given the long-term and fixed-cost nature of our content commitments, we may not be able to adjust our content offerings quickly, and our results of operations may be adversely impacted.

RISKS RELATED TO INFORMATION TECHNOLOGY

Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized access, harm to our reputation, disclosure or destruction of data, including user and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

Our reputation and ability to attract, retain and serve our users is dependent upon the reliable performance and security of our computer systems, mobile and other user applications, and those of third parties that we utilize in our operations. These systems may be subject to cyber incident, damage or interruption from earthquakes, adverse weather conditions, lack of maintenance due to human error or oversight, natural disasters, public health issues such as pandemics or endemics, terrorist attacks, power loss, telecommunications failures, cybersecurity risks and incidents, and other interruptions beyond our control. Interruptions in, destruction or manipulation of these systems, or with the internet in general, could make our service unavailable or degraded or otherwise hinder our ability to deliver streaming content. Service interruptions, errors in our software or the unavailability of computer systems or data used in our operations, delivery or user interface could diminish the overall attractiveness of our user service to existing and potential users.

Our computer systems, mobile and other applications and systems of third parties we use in our operations are vulnerable to constantly evolving cybersecurity risks, including cyber-attacks and loss of confidentiality, integrity or availability, both from state-sponsored and individual activity, such as hacks, unauthorized access, computer viruses, denial of service attacks, physical or electronic break-ins, malware, ransomware, insider threats, and misconfigurations in information systems, networks, software or hardware, errors and similar disruptions and destruction. Such systems have previously and may continue to periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data or intellectual property. Any attempt by hackers to obtain our data (including user and corporate information) or intellectual property (including digital content assets), disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could harm our business, be expensive to remedy, expose us to potential liability and damage our reputation.

We have implemented certain systems and processes to thwart hackers and protect our data and systems. From time to time, we have experienced an unauthorized release of certain digital content assets, however, to date these unauthorized releases have not had a material impact on our service or systems. There is no assurance that cyber incidents may not have a material impact on our service or systems in the future. Our insurance may not cover expenses related to such disruptions, losses or unauthorized access. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to implement and may limit the functionality of or otherwise negatively impact our service offering and systems. Any significant disruption to our service or access to our systems could result in a loss of users, liability and adversely affect our business and results of operations.

We utilize our own communications and computer hardware systems located either in our facilities or in those of a third-party web hosting provider. In addition, we utilize third-party "cloud" computing services in connection with our business operations. We also utilize our own and third-party content delivery networks to help us stream factual entertainment in high volume to CuriosityStream users over the internet. Problems faced by us or our third-party Web hosting, "cloud" computing, or other network providers, including technological or business-related disruptions, as well as cybersecurity threats, could adversely impact the experience of our users, resulting in a loss of users, which could adversely affect our business and results of operations.

If the technology we use in operating our business fails, is unavailable, or does not operate to expectations, our business and results of operations could be adversely impacted.

We utilize a combination of proprietary and third-party technology to operate our business. This includes the technology that we have developed to recommend and promote content to our consumers as well as enable fast and efficient delivery of content to our users and their various consumer electronic devices. If our recommendation and promotion capabilities do not enable us to predict and recommend titles that our users will enjoy, our ability to attract and retain users may be adversely affected. We also utilize third-party technology to help market our service, process payments and otherwise manage the daily operations of our business. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, including as a result of "bugs" in our development and deployment of software, our ability to operate our service, retain existing users and add new users may be impaired. In addition, any harm to our users' personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

We rely upon Amazon Web Services ("AWS") to operate certain aspects of our service, and any disruption of or interference with our use of AWS would impact our operations and our business would be adversely affected.

AWS provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a "cloud" computing service. We have architected our software and computer systems so as to utilize data processing, storage capabilities and other services provided by AWS. Currently, we run the vast majority of our computing on AWS. In addition, Amazon.com's retail division competes with us for users, and Amazon.com could use, or restrict our use of, AWS to gain a competitive advantage against us. Because we rely heavily on AWS for computing infrastructure and we cannot easily switch our AWS operations to another cloud provider, any disruption of or interference with our use of AWS would impact our operations and our business would be adversely affected.

Interruptions or delays in service arising from our own systems or from our third-party vendors could impair the delivery of our service and harm our business.

We rely on systems housed at our own premises and at those of third-party vendors, including network service providers and data center facilities, to enable viewers to stream our content in a dependable and efficient manner. We have experienced, and expect to continue to experience, periodic service interruptions and delays involving our own systems and those of our third-party vendors. We do not currently maintain live fail-over capability that would allow us to instantaneously switch our streaming operations from AWS to another cloud provider in the event of a service outage at AWS. We house the original or primary copy of our library database at our principal operational offices. We update copies of our content on a weekly basis and house these copies offsite. Both our own facilities and those of our third-party vendors are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They also are subject to break-ins, hacking, denial of service attacks, sabotage, intentional acts of vandalism, terrorist acts, natural disasters, human error, the financial insolvency of our third-party vendors and other unanticipated problems or events. The occurrence of any of these events could result in interruptions in our service and the unauthorized access to, or alteration of, the content and data contained on our systems and that these third-party vendors store and deliver on our behalf.

We do not exercise complete control over our third-party vendors, which makes us vulnerable to any errors, interruptions, or delays in their operations. Any disruption in the services provided by these vendors could have a significant adverse impact on our business reputation, customer relations and operating results. Upon expiration or termination of any of our agreements with third party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Some of our services and technologies may use open-source software, which may restrict how we use or distribute our service or require that we release the source code of certain services subject to those licenses.

Some of our services and technologies may incorporate software licensed under open-source licenses. Such open-source licenses often require that source code subject to the license be made available to the public and that any modifications or derivative works to open-source software continue to be licensed under open-source licenses. Few courts have interpreted open-source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. We rely on multiple employee and non-employee software programmers to design our proprietary technologies, and since we may not be able to exercise complete control over the development efforts of all such programmers we cannot be certain that they have not incorporated open-source software into our products and services without our knowledge, or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to certain open source licenses, we may be required to publicly release the affected portions of our source code, be forced to re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce the value of our services and technologies and materially and adversely affect our ability to sustain and grow our business.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the internet. If network operators block, restrict or otherwise impair access to our service over their networks, our service and business could be negatively affected. To the extent that network operators implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our user acquisition and retention could be negatively impacted. Furthermore, to the extent network operators create tiers of internet access service and either charge us for or prohibit us from having our content available through these tiers, our business could be negatively impacted.

Most network operators that provide consumers with access to the internet also provide these consumers with multichannel video programming. As such, many network operators have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. To the extent that network operators are able to provide preferential treatment to their data as opposed to ours or otherwise implement discriminatory network management practices, our business could be negatively impacted.

We are at risk of attempts at unauthorized access to our service through cyberattacks, and failure to effectively prevent and remediate such attempts could have an adverse impact on our business, operating results and financial condition.

We may be impacted by attempts of third parties to manipulate and exploit our software for the purpose of gaining unauthorized access to our service. If in the future we fail to successfully detect and address such issues, it may have artificial effects on our key performance indicators, such as advertising reach. Since unauthorized access to our service may in the future happen through exploitation of software vulnerabilities, once a new method of doing so is developed by third parties, the level of unauthorized access (and attendant negative financial impact described above, if at all) may increase over time as third parties share the method until we find a way to prevent the unauthorized access, assuming we are able to do so at all. Additionally, individuals using unauthorized versions of our application are unlikely to subscribe to our paid CuriosityStream service. Moreover, once we detect and correct such unauthorized access and any key performance indicators it affects, investor confidence in the integrity of our key performance indicators could be undermined. All of the above consequences of unauthorized access to our service could have material and adverse effects on our business, operating results and financial condition.

RISKS RELATED TO INTERNATIONAL OPERATIONS

We could be subject to economic, political, regulatory and other risks arising from our international operations.

Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that may be different from or incremental to those in the U.S. In addition to the risks that we face in the U.S., our international operations involve risks that could adversely affect our business, including:

- new and different sources of competition;

- different and more stringent user protection, data protection, privacy and other laws, including data localization requirements;

- adverse tax consequences such as those related to changes in tax laws or tax rates or their interpretations, and the related application of judgment in determining our global provision for income taxes, deferred tax assets or liabilities or other tax liabilities given the ultimate tax determination is uncertain;

- different or more onerous or costly rights society collection royalties and charges;

- the need to adapt our content and user interfaces for specific cultural and language differences, including in-licensing a certain portion of our content assets before we have developed a full appreciation for its performance within a given territory;

- difficulties in complying with territorial licenses;

- difficulties and costs associated with staffing and managing foreign operations;

- management distraction;

- political or social unrest, global hostilities and economic instability, including the ongoing military operations in Iran, escalating tensions in the Middle East, the Israel-Hamas war, as well as the military invasion of Ukraine by Russian forces and the economic sanctions imposed by the U.S. and other nations on Russia, Belarus and certain Russian organizations and individuals;

- compliance with U.S. laws such as the Foreign Corrupt Practices Act, export controls and economic sanctions, and local laws prohibiting corrupt payments to government officials;

- difficulties in understanding and complying with local laws, regulations and customs in foreign jurisdictions;

- regulatory requirements or government action against our service, whether in response to enforcement of actual or purported legal and regulatory requirements or otherwise, that results in disruption or non-availability of our service or particular content in the applicable jurisdiction;

- foreign intellectual property laws, such as the EU copyright directive, or changes to such laws, which may be less favorable than U.S. law and, among other issues, may impact the economics of creating or distributing content, anti-piracy efforts, or our ability to protect or exploit intellectual property rights;

- fluctuations in currency exchange rates, which have and may continue to impact revenues and expenses of our international operations and expose us to foreign currency exchange rate risk, which we do not currently hedge against but may do so in the future;

- profit repatriation and other restrictions on the transfer of funds;

- differing payment processing systems as well as consumer use and acceptance of electronic payment methods, such as payment cards;

- censorship requirements that cause us to remove or edit content or make other accommodations that lead to consumer disappointment or dissatisfaction with our service;

- low usage and/or penetration of internet-connected consumer electronic devices;

- availability of reliable broadband connectivity and wide area networks in targeted areas for expansion;

- integration and operational challenges as well as potential unknown liabilities in connection with companies we may acquire or control;

- differing, and often more lenient, laws and consumer understanding/attitudes regarding the illegality of piracy;

- negative impacts from trade disputes; and

- implementation of regulations designed to stimulate the local production of film and television series in order to promote and preserve local culture and economic activity, including local content quotas, investment obligations, and levies to support local film funds. For example, the EU recently revised its Audio Visual Media Services Directive to require that European works comprise at least thirty (30) percent of media service providers' catalogs, and to require prominence of those works.

These and other factors may cause us to adjust our business plans, including expanding or ceasing certain operations in certain countries, and the execution of our strategies. Our failure to manage any of these risks successfully could harm our international operations and could have an adverse effect on our overall business and results of operations.

We are potentially subject to taxation related risks in multiple jurisdictions, and changes in U.S. and non-U.S. tax laws could have a material adverse effect on our business, cash flow, results of operations or financial condition.

We are a U.S.-based company potentially subject to tax in multiple U.S. and non-U.S. tax jurisdictions. Significant judgment will be required in determining our global provision for income taxes, deferred tax assets or liabilities and in evaluating our tax positions on a worldwide basis. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible that these positions may be overturned by jurisdictional tax authorities, which may have a significant impact on our global provision for income taxes.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Proposals to reform U.S. tax laws could significantly impact how U.S. companies are taxed and may increase our U.S. corporate effective tax rate. Although we cannot predict whether or in what form any such proposals will pass, certain proposals under consideration, if enacted into law, could have an adverse impact on our effective tax rate, income tax expense, and cash flows. In addition, governmental tax authorities are increasingly scrutinizing the tax positions of companies. Many countries in the EU, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, are actively considering changes to existing tax laws that, if enacted, could increase our tax obligations in countries where we do business. If U.S. or non-U.S. tax authorities change applicable tax laws, our overall taxes could increase, and our business, financial condition or results of operations may be adversely impacted.

In particular, taxing authorities in many jurisdictions have targeted online platforms as a means to collect indirect taxes in connection with transactions taking place over the internet. An increasing number of jurisdictions are considering or have adopted new tax measures, such as digital services taxes or online sales taxes, targeting online commerce. Such taxes generally are imposed on digital transactions executed by a non-resident entity with a local end-user or local end-consumer. If enacted and applicable, such taxes may increase our worldwide effective tax rate, create tax and compliance obligations in jurisdictions in which we previously had none and adversely affect our financial position. Proliferation of these or similar unilateral tax measures may continue unless broader international tax reform is implemented.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

Nasdaq may delist our securities from trading on its exchange, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions.

Our Common Stock is listed on Nasdaq. We cannot assure you that our securities will continue to be listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in stockholders' equity (generally $2,500,000 for companies trading on Nasdaq), a minimum number of holders of our securities (generally 300 public holders) and a $1.00 minimum share price.

We cannot assure you that we will continue to satisfy Nasdaq's continued listing requirements. If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a determination that our Common Stock is a "penny stock" which will require brokers trading in our Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." Since our Common Stock is listed on Nasdaq, they are covered securities. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If we were to be no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our Common Stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. In addition, some financial analysts may have limited expertise with our model and operations. Furthermore, if one or more of the analysts who do cover us downgrade our stock or industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

There can be no assurance that we will continue to declare cash dividends.

On March 13, 2024, we announced the initiation of our first-ever quarterly cash dividend. The payment of any cash dividends in the future is subject to financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, provisions of applicable law, and other factors our Board deems relevant, and our Board continuing to determine that the declaration of dividends are in the best interests of our stockholders. We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay dividends. If our cash flow and capital resources are insufficient, payment of declared dividends could be left unpaid. The declaration and payment of any dividend may be discontinued or reduced at any time, and there can be no assurance that we will declare cash dividends in the future in any particular amounts, or at all. To the extent that expectations by market participants regarding the potential payment, or amount, of any regular dividend prove to be incorrect, the price of our common stock may be materially and negatively affected, and investors that bought shares of our common stock based on those expectations may suffer a loss on their investment. There can be no assurance that the declaration and payment of dividends will be fully consummated or that it will enhance long-term stockholder value.

Future sales, or the perception of future sales, by us or our stockholders in the public market could cause the market price for our Common Stock to decline.

The mass sale of shares of our Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Common Stock. These sales, or the possibility that these sales may occur, also might impede our ability to sell equity securities in the future at a time and at a price that it deems appropriate.

In particular, the shares of our Common Stock reserved for future issuance under our Omnibus Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements (if any) and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable, and the general availability of Rule 144 to such affiliates. A total of 7,725,000 shares of our Common Stock were reserved for issuance under our Omnibus Incentive Plan at inception, and an additional 3,000,000 shares were subsequently reserved for issuance under the Omnibus Incentive Plan following our 2025 Annual Meeting of Stockholders. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our Common Stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our stockholders.

Certain of our stockholders may engage in business activities that compete with us or otherwise conflict with our interests.

Certain of our stockholders are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our Charter provides that none of the stockholder parties, any of their respective affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The stockholder parties also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

We are a "smaller reporting company" and a "non-accelerated filer," and the reduced disclosure requirements applicable to these categories may make our Common Stock less attractive to investors.

As of December 31, 2025, we ceased to be an "emerging growth company" as defined in the JOBS Act because that date marked the last day of the fiscal year following the fifth anniversary of our initial public offering. Although we are no longer an emerging growth company, we continue to qualify as a "smaller reporting company" and a "non-accelerated filer" under SEC rules. This status allows us to continue relying on certain reduced disclosure requirements that are applicable to other public companies but were also available to us as an emerging growth company. For instance, we remain exempt from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and we are permitted to provide scaled executive compensation disclosures that include only three named executive officers and omit a Compensation Discussion and Analysis and CEO pay ratio disclosure.

However, the sunset of our emerging growth company status does introduce new requirements, most notably the obligation to hold a non-binding advisory vote on executive compensation, frequently referred to as a "say-on-pay" vote. We are also required to hold a separate advisory vote to determine the frequency of these say-on-pay votes, which must be presented to our stockholders beginning with our 2026 Annual Meeting. While these votes are advisory and non-binding, they represent an additional level of shareholder engagement and scrutiny of our compensation programs.

Furthermore, we are no longer eligible for the extended transition period provided by the JOBS Act, which allowed us to delay the adoption of new or revised accounting standards until they applied to private companies. We are now generally required to adopt such standards on the timelines applicable to public business entities, although as a smaller reporting company, we may still benefit from certain accommodations for specific standards where the Financial Accounting Standards Board (FASB) permits delayed adoption for smaller registrants. We cannot predict whether investors will find our common stock less attractive because we continue to rely on these remaining scaled disclosure exemptions or whether the introduction of new shareholder votes will impact investor perception. If investors find our common stock less attractive as a result of these disclosure differences, it could lead to a less active trading market and increased volatility in our stock price.

An active, liquid trading market for our Common Stock may not be sustained, which may make selling the Common Stock you purchased more difficult.

We cannot predict the extent to which investor interest in us will sustain a trading market or how active and liquid that market would remain. If an active and liquid trading market is not sustained, you may have difficulty selling any shares of our Common Stock that you purchase at a price above the price you purchased it or at all. The failure of an active and liquid trading market to continue would likely have a material adverse effect on the value of our Common Stock. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our Charter and Bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

- the ability of our Board to issue one or more series of preferred stock;

- advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

- certain limitations on convening special stockholder meetings;

- limiting the ability of stockholders to act by written consent;

- providing that our Board is expressly authorized to make, alter or repeal our Bylaws;

- the removal of directors only for cause and only upon the affirmative vote of holders of at least a majority of the shares of Common Stock entitled to vote generally in the election of directors; and

- that certain provisions may be amended only by the affirmative vote of at least 66.7% of the shares of Common Stock entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third-party to acquire us, even if the third-party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Our Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Charter provides that, subject to limited exceptions, any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee to us or our stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL or our Charter or Bylaws, or (iv) action asserting a claim governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state or federal court located within the State of Delaware. Our Charter provides that the federal district courts of the U.S. shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our Charter described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our Charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

RISKS RELATED TO PRIVACY

Privacy concerns could limit our ability to collect and leverage our user data and disclosure of user data could adversely impact our business and reputation.

In the ordinary course of business and in particular in connection with content acquisition and merchandising our service to our users, we collect and utilize personal data supplied by or obtained from our users. We are subject to laws, rules and regulations in the United States and in other jurisdictions relating to the privacy and security of personal information, including, but not limited to, the EU's General Data Protection Regulation or the "GDPR," the United Kingdom's GDPR, the U.S. Video Privacy Protection Act ("VPPA"), the U.S. Children's Online Privacy Protection Act ("COPPA"), the California Consumer Privacy Act ("CCPA") (as amended by the California Privacy Rights Act ("CPRA")) and other state laws designed primarily to protect consumer's personal data as collected online. Credit card networks may also require us to employ certain security and privacy controls, and failure to comply with these obligations may lead to significant liabilities.

The GDPR imposes strict requirements for processing personal data of individuals within the European Economic Area ("EEA"). Companies subject to the GDPR have substantial data protection obligations and face significant risk, including potential fines for noncompliance. In addition, the transfer of personal data from the EU and the UK to countries such as the United States, which have not been granted "adequacy" status for EU or UK GDPR purposes, are impermissible absent commitments by the receiving party to protect the data on terms substantially equivalent to those prescribed by the GDPR, generally made in contracts between the data transferring entity in the EU/UK and the data recipient in the "inadequate" jurisdiction. Given our receipt of personal data in United States, these requirements complicate our operations and make them more expensive to implement.

Within the United States, we and several of our competitors have been sued and/or threatened with arbitration under the VPPA, a statute enacted in 1988 to prohibit video rental stores from disclosing customers' video rental records without the customers' consent. We cannot reliably predict the courts' or arbitrators' views of the theories asserted in the cases brought against online streaming services under the VPPA, and thus we cannot predict the likely outcome of the claims against ourselves and other streaming services that are defendants in these cases. The plaintiffs in these cases are seeking damages for class members, including statutory damages of up to $2,500 per violation, as well as other potential relief.

The U.S. Federal Trade Commission (the "FTC") has in recent years increased its focus on data privacy and security and used its broad authority under Section 5 of the Federal Trade Commission Act to sue companies for allegedly unfair and/or deceptive practices involving personally identifiable data. Among other claims, the FTC has asserted that the sharing of website and mobile application users' IP addresses or browsing history without user consent constitutes an unfair and/or deceptive practice. The FTC has imposed consent orders on defendants in such cases that include prohibitions on sharing any personal information with third parties for advertising purposes, and as part of one recent consent order, obtained a fine from the defendant for $7.8 million.

With respect to state law in the United States, the CCPA's amendment by the CPRA has resulted in significant new compliance obligations for companies that collect personal information about California residents. The CCPA provides for civil penalties for violations, as well as a private right of action with statutory damages for certain data security breaches, which may increase the frequency and likelihood of data breach litigation. The statute is now enforceable by a new California data protection agency, the California Privacy Protection Agency, which has issued detailed implementing regulations and signaled intent to use its enforcement authority aggressively. The Agency's latest set of regulations are detailed and complex, and create significant administrative and operational burdens for our Company.

Since the enactment of the CCPA in 2018, more than a dozen other U.S. states have enacted similar laws to protect consumers' personal information. Although these laws have common objectives, they also have many differences and apply based on specific, state-by-state, jurisdictional parameters. Compliance with these various laws is and will continue to be a challenge, which will be exacerbated as additional states adopt their own data privacy laws and regulations.

Both within and outside of the United States, the data protection regulatory landscape is rapidly evolving. Given the rapid expansion of state, federal and foreign laws, requirements and regulations governing the collection, use, disclosure, retention, and security of personal data, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. Among the possible impacts could be: limitations on our ability to operate in certain jurisdictions; restrictions on our practices that involve collecting and using personal information, contractual requirements, liability exposure, and the need for investments in data protection measures.. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any actual or perceived failure to comply with data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for contract breach, and other significant costs, penalties, and other liabilities, as well as harm to our reputation and market position.

Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the internet regarding users' browsing and other habits. Increased regulation of data utilization practices, including new and evolving laws globally, self-regulation, or findings under existing laws that limit our ability to collect, transfer and use information and other data, could have an adverse effect on our business. In addition, if we were to disclose information and other data about our users in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims, reputational loss, or enforcement actions that could impact our operating results. Internationally, we may become subject to additional and/or more stringent legal obligations concerning our treatment of customer and other personal information, and data generally, such as laws regarding data localization and/or restrictions on data export. Failure to comply with these obligations could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses.

Our reputation and relationships with users would be harmed if our user data, particularly billing data, were to be accessed by unauthorized persons.

We maintain personal data regarding our users, including names and email addresses. This data is maintained on our own systems as well as that of third parties we use in our operations. With respect to billing data, such as credit card numbers, we and our subscribers rely on third parties to collect and secure such information. We take measures to protect against unauthorized intrusion into our users' data. Despite these measures we, our payment processing services or other third-party services we use such as AWS, Stripe or PayPal, could experience an unauthorized intrusion into our users' data. We also may be required to notify regulators about any actual or perceived data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods.

In the event of such a breach, current and potential users may become unwilling to provide the information to us necessary for them to become users. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, even though we currently carry insurance against the risk of a data breach. We also maintain employment and personal information concerning our employees. Should an unauthorized intrusion into our users' or employees' data occur, our business could be adversely affected and our broader reputation with respect to data protection could be negatively impacted. See *Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized access, harm to our reputation, disclosure or destruction of data, including user and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business*.

RISKS RELATED TO HUMAN RESOURCES

We may lose key employees or may be unable to hire qualified employees, and the failure to maintain and improve our company culture may adversely affect our business.

We rely on the continued service of our senior management and other key individuals, our Chairman and the founder of our predecessor CuriosityStream LLC, John Hendricks, and our President and Chief Executive Officer, Clint Stinchcomb, members of our executive team and other key employees and the hiring of new qualified employees. In our industry, there is substantial and continuous competition for highly skilled business, product development, technical and other personnel. We may not be successful in recruiting new personnel and in retaining and motivating existing personnel, which may be disruptive to our operations. Our effort to retain and develop personnel may also result in significant additional expenses, which could affect our profitability. In addition, there may be changes in our management team that may be disruptive to our business.

GENERAL RISK FACTORS

From time to time, we may be engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention.

From time to time, we may be subject to litigation or claims that could negatively affect our business operations and financial position. As we have grown, we have seen a rise in the number of litigation matters brought against us. These matters have included or could in the future include patent infringements, copyright infringement and other claims related to our content, use of music, employment claims, claims about our platform's compliance with disability accommodation, data collection and privacy law, as well as consumer and securities class actions, each of which are typically expensive to defend. Litigation disputes could cause us to incur unforeseen expenses, result in content unavailability, service disruptions and otherwise occupy a significant amount of our management's time and attention, any of which could negatively affect our business operations and financial position.

We incur significant costs as a result of operating as a public company.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq's listing requirements and other applicable securities laws and regulations, and, as a result, we incur significant legal, accounting and other expenses that we did not incur prior to becoming a public company. The expenses incurred by public companies for reporting and corporate governance purposes have generally been increasing. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming and costly. The demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Common Stock, fines, sanctions and other regulatory action and potentially civil litigation. Any of these effects could harm our business, financial condition, and results of operations.

Compliance obligations under the Sarbanes-Oxley Act require substantial financial and management resources.

Section 404 of the Sarbanes-Oxley Act requires that we evaluate and report on our system of internal controls. Although we are no longer an emerging growth company, we currently qualify as a 'non-accelerated filer' and a "smaller reporting company." As a non-accelerated filer, we are not required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. However, in the event we are deemed to be an accelerated filer or a large accelerated filer—which would occur if our public float exceeds $75 million and our annual revenue exceeds $100 million, or if our public float exceeds $700 million—we will be required to comply with the independent registered public accounting firm attestation requirement. The maintenance of the internal control system to achieve compliance with the Sarbanes-Oxley Act may impose obligations on us and require substantial additional financial and management resources. Further, material weaknesses in our disclosure controls and internal control over financial reporting have been discovered in the past and may be discovered in the future.

We cannot assure you that there will not be additional material weaknesses in our internal control over financial reporting now or in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We have established a comprehensive, enterprise-wide information security program designed to identify, protect against, detect, respond to, and manage reasonably foreseeable cybersecurity risks and threats. This program is seamlessly integrated into our overall risk management and internal control systems, subject to regular reviews by senior management. It significantly enhances the security, confidentiality, integrity, and availability of the personal and sensitive information we collect, create, use, and maintain.

By conducting regular risk assessments, we believe we effectively manage both internal and external cybersecurity threats. Our cybersecurity strategy is specifically tailored to our organization's size, scope, and business needs, emphasizing the protection of customer and employee data. Our security infrastructure includes advanced tools and protocols, such as firewall protections, secure user authentication, and up-to-date antivirus and internet security software, which we believe are fundamental components of our operational protocols designed to mitigate vulnerabilities and efficiently address security incidents.

We also assess and manage cybersecurity risks associated with our third-party service providers. We require the implementation of security measures that align with our established security policies and protocols as well as compliance with applicable legal requirements.

The ongoing improvement of our cybersecurity measures is overseen by our Vice President of Engineering, who has 18 years of experience in software and security, along with a bachelor's degree in Computer Engineering. As part of our Chief Operating Officer organization, he manages the Information Technology team and the designated Data Security Coordinator, ensuring regular program reviews, risk assessments, and employee training sessions to strengthen our proactive security posture. We do not employ or engage any third parties for cybersecurity consulting or monitoring, aside from technical support teams from our application vendors.

In the normal course of business, we proactively manage and monitor cybersecurity activities. To date, these efforts have successfully prevented any incidents that could materially affect our business strategy, operational results, or financial condition. We remain vigilant and are not currently aware of any threats that pose a material risk.

We believe our detailed incident response procedures enable us to effectively manage and mitigate the impacts of security breaches. Continuous monitoring and post-incident analysis further refine our security strategies, enhancing our protective measures. Our Board and the Audit Committee provide oversight over our cybersecurity efforts and stay regularly informed on cybersecurity matters, including emerging risks and mitigation strategies, to ensure informed governance over our enterprise risk assessments and cybersecurity approach. Cybersecurity matters are discussed regularly with senior management, and any significant cybersecurity events are promptly reported to the Board.

For additional information about cybersecurity risks, see *Risk Factors, Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized access, harm to our reputation, disclosure or destruction of data, including user and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.*

ITEM 2. PROPERTIES

Our principal operational office is located in Silver Spring, Maryland, where we lease approximately 15,500 square feet of office space under a lease expiring in February 2033, pursuant to which we currently pay approximately $50,000 per month escalating annually to $57,000 per month through the end of the lease term. We believe that this facility is adequate to meet our current and near-term needs.

Our computing needs are primarily serviced from our cloud infrastructure provided by Amazon Web Services. We retain backup copies of our content on our own data center infrastructure. The backup sites enable additional fault tolerance and will support our continued growth.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, we believe would individually or in the aggregate have a material adverse effect on our business, results of operations, financial condition or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

Our Common Stock is traded on Nasdaq under the symbol "CURI".

DIVIDENDS

On January 29, 2026, the Board declared the cash dividend of $0.08 per share to be paid on March 20, 2026, to all holders of record of Common Stock at the close of business on March 6, 2026. The dividend payment of $4.7 million is expected to be paid from available cash on hand. Subject to future declaration by our Board, we intend to continue to pay regular quarterly cash dividends.

Payment of future dividends, if any, will be at the discretion of and subject to future declaration by the Board and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, provisions of applicable law, and other factors our Board deems relevant.

HOLDERS

As of March 6, 2026, there were approximately 108 holders of record of our Common Stock. The actual number of holders of our Common Stock is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares of our Common Stock are held in street name by banks, brokers and other nominees.

RECENT SALES OF UNREGISTERED EQUITY SECURITIES

None.

USE OF PROCEEDS

Not Applicable.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table provides information about purchases of shares of our common stock during the three months ended December 31, 2025 related to shares withheld upon vesting of RSUs for minimum tax withholding obligations:

	(a)	(b)	(c)	(d)
Period	Total Number of Shares Purchased*	Average Price Paid per Share (or Unit)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans
October 1 to October 31, 2025	682	$ 4.80	—	—
November 1 to November 30, 2025	327,417	$ 4.10	—	—
December 1 to December 31, 2025	462	$ 4.30	—	—
Total	328,561		—	

*Total number of shares delivered to us by employees to satisfy the mandatory tax withholding requirement upon vesting of stock-based compensation awards.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information regarding our equity compensation plans at December 31, 2025:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	26,986 (Stock Options) + 3,427,855 (RSUs)	$5.00 (Weighted-Average Exercise Price for Options)	734,814
Equity compensation plans not approved by security holders	None	N/A	N/A
Total	3,454,841	$5.00 (for options only)	734,814

ITEM 6.

[RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our results of operations and financial condition. The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in *Risk Factors* and elsewhere in this Annual Report on Form 10-K. Unless the context otherwise requires, references in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" to "we," "us," "our," and "the Company" are intended to mean the business and operations of CuriosityStream Inc.

OVERVIEW

Founded by John Hendricks, former Chairman of Discovery Communications and founder of the Discovery Channel, CuriosityStream is a media and entertainment company that offers premium video and audio programming across the principal categories of factual entertainment, including science, history, society, nature, lifestyle and technology. Our mission is to provide premium factual entertainment that informs, enchants and inspires.

We seek to meet demand for high-quality factual entertainment via subscription video on-demand ("SVOD") platforms, content licensing, bundled content licenses for SVOD and linear offerings, talks and courses and partner bulk sales.

The main sources of our revenue are:

1. Subscription and license fees earned from our Direct-to-Consumer business and Partner Direct subscribers ("Direct Business"),

2. License fees from content licensing arrangements ("Content Licensing"),

3. Bundled license fees from distribution affiliates ("Bundled Distribution"), and

4. Other revenue, including advertising and sponsorships ("Other").

We operate our business as a single operating segment that provides premium content through multiple channels, including the use of various applications, partnerships and affiliate relationships.

CuriosityStream's award-winning content library features approximately 6,000 programs that explore topics ranging from space engineering to ancient history to the rise of Wall Street, and includes shows and series from leading nonfiction producers. Each week we launch new video titles, which are available on demand in high- or ultra-high definition. Through new and long-standing international partnerships, substantial portions of our video library have been localized from English into eleven different languages. The Company also aggregates rights to millions of video and audio programs, course materials and other assets to utilize on our own services as well as license to other media and technology companies.

RESULTS OF OPERATIONS

The following table represents a summary of our Consolidated Statements of Operations for the years ended December 31, 2025, and 2024, and the discussion that follows compares the financial results for year ended December 31, 2025, to the year ended December 31, 2024:

(in thousands)	Year Ended December 31, 2025		Year Ended December 31, 2024		$ Change	% Change
Revenues						
Direct Business	$ 33,613	47%	$ 38,592	75%	$ (4,979)	(13%)
Content Licensing	33,233	46%	7,798	15%	25,435	326%
Bundled Distribution	3,379	5%	3,937	8%	(558)	(14%)
Other	1,433	2%	807	2%	626	78%
Total revenues	$ 71,658	100%	$ 51,134	100%	$ 20,524	40%
Operating expenses						
Cost of revenues	$ 31,113	39%	$ 25,363	39%	5,750	23%
Advertising and marketing	14,028	18 %	14,434	23 %	(406)	(3%)
General and administrative	33,821	43 %	24,670	38 %	9,151	37%
Total operating expenses	$ 78,962	100%	$ 64,467	100%	$ 14,495	22%
Operating loss	(7,304)		(13,333)		6,029	(45%)
Other income (expense)						
Change in fair value of warrant liability	88		(44)		132	*n/m
Interest and other income	983		3,074		(2,091)	(68%)
Equity method investment loss	(180)		(2,506)		2,326	(93%)
Loss before income taxes	$ (6,413)		$ (12,809)		$ 6,396	(50%)
(Benefit from) provision for income taxes	14		132		(118)	*n/m
Net loss	$ (6,427)		$ (12,941)		$ 6,514	(50%)

* Percentage not meaningful

Operating loss for the years ended December 31, 2025, and 2024, was $7.3 million and $13.3 million, respectively. The reduction in operating loss of $6.0 million, or 45%, was primarily driven by an increase of $20.5 million, or 40% in total revenue. This revenue growth was partially offset by an increase of $14.5 million, or 22% in our operating expenses, which was primarily attributable to higher revenue share and an increase in stock-based compensation charges during the period.

Net loss for the years ended December 31, 2025, and 2024, was $6.4 million and $12.9 million, respectively, representing a decrease of $6.5 million, or 50% in net loss. This improvement was primarily driven by a $6.0 million reduction in operating loss for 2025. Additional contributing factors included a decrease in losses from equity method investments, partially offset by lower interest income. The change in the fair value of warrant liabilities had a minimal offsetting effect on the overall results.

Our future operating results and cash flows are dependent upon a number of opportunities, challenges, and other factors, including our ability to efficiently grow our subscriber base, increase our prices and expand our service offerings to maximize subscriber lifetime value.

Revenue

Since the Company was founded in 2015, we have generated a significant portion of our revenues from consumers directly accessing our content in the form of monthly or annual subscription plans. More recently, we have expanded our revenue streams through strategic content licensing arrangements. As a result of this expansion, Content Licensing has become a core component of our diversified revenue model, now contributing nearly as much to our total revenue as our Direct Business.

For the years ended December 31, 2025, and 2024, revenues totaled $71.7 million and $51.1 million, respectively, representing an increase of $20.5 million, or 40%. This growth was primarily driven by an increase of $25.4 million in Content Licensing revenue, which was partially offset by a $5.0 million, or approximately 13%, decrease in our Direct Business revenue and a $0.6 million, or 14%, decrease in Bundled Distribution revenue. Other revenue contributed an additional $0.6 million in the growth over the prior year.

We engage in non-monetary trade and barter transactions with media counterparties as a strategic means of expanding our content library while preserving liquidity. These arrangements, which are common within the media industry, involve the exchange of content assets or advertising services. In accordance with our revenue recognition policy, revenue recorded from such transactions represents the fair value of the content assets or services received from the counterparties at the time the performance obligation is satisfied. And such revenue recorded from such transactions represents the fair value of content received from the counter parties. Content-for-content exchanges are classified within Content Licensing revenue, while exchanges involving promotional services or media campaigns are recognized as Other revenue.

For more information, see *Note 5 - Revenue* in the *Notes to Consolidated Financial Statements*.

Direct Business

The Company's streaming content is provided to consumers through two primary distribution channels: (i) direct-to-consumer ("DTC") and (ii) third-party platforms, referred to as Partner Direct. The DTC offering includes access through the Company's website and applications developed for electronic devices. Collectively, DTC and Partner Direct comprise the Company's Direct Business.

DTC offering includes subscriptions to consumers as well as bulk subscriptions through enterprises, and provides monthly or annual subscription terms. Pricing varies based on the subscriber's location, the selected subscription tier and term. To ensure wide accessibility, the Company has developed applications for major customer devices, including streaming media players such as Roku, Apple TV, and Amazon Fire TV, and smart TVs from brands including LG, Vizio, Sony, and Samsung.

Following the global implementation of price adjustments for legacy subscribers—a process initiated in March 2023, we continue to evaluate our pricing structures to align with market conditions. Alongside our standard subscription, we offer the "Smart Bundle" service, which includes access to Tastemade, Kidstream, SommTV, and Curiosity University. Future adjustments to these subscription plans may be considered to further enhance revenue from our legacy subscribers.

The multichannel video programming distributors ("MVPDs"), virtual MVPDs ("vMVPDs") and digital distributor partners making up Partner Direct pay us a license fee for subscribers to CuriosityStream via the partners' respective platforms. We have affiliate relationships with, and our service is available directly from, major MVPDs that include Comcast, Cox, and Dish, and vMVPDs and digital distributors that include Amazon Prime Video Channels, Apple Channel, The Roku Channel, Sling TV and YouTube TV.

The following table details our Direct Business for the years ended December 31, 2025, and 2024:

(in thousands)	Year Ended December 31,						$ Change	% Change
	2025			**2024**				
Direct-to-Consumer	$	23,763	71%	$	31,332	81%	$ (7,569)	(24%)
Partner Direct		9,850	29%		7,260	19%	2,590	36%
Total Direct Business	$	33,613	100%	$	38,592	100%	$ (4,979)	(13%)

For the year ended December 31, 2025, our Direct-to-Consumer revenue decreased by $7.6 million, or 24%, compared to 2024, due to a decrease in DTC subscriber base. This decrease was partially offset by a $2.6 million, or 36%, increase in Partner Direct revenue, which was driven by continued subscriber growth as well as the price increase that only fully deployed to all partners since 2024.

Content Licensing

Through our Content Licensing business, we license collections of existing titles from our content library to various media companies. These transactions, which include traditional cash licenses as well as non-cash barter arrangements (whereby we license out our content in exchange for new programming to expand our library while preserving liquidity), are reported as Library sales. Additionally, we license and sublicense high volumes of content and data assets to organizations developing large language models (LLMs) and other artificial intelligence (AI) products; these AI-related licensing activities are also categorized and reported within Library sales.

Historically, we have pre-sold selected rights to content prior to production for specific territories or platforms to mitigate development risk and generate upfront licensing revenue. However, as we prioritized capital efficiency and the optimization of our existing content inventory, we did not enter into new presale arrangements during fiscal year 2025 or 2024. We continue to evaluate future presale opportunities on a selective basis where they align with our evolving strategic and financial objectives.

The following table details our Content Licensing results for the years ended December 31, 2025, and 2024:

(in thousands)	Year Ended December 31,						$ Change		% Change
	2025			**2024**					
Library sales*	$	33,233	100%	$	7,357	94%	$	25,876	352%
Presales		—	—%		441	6%		(441)	(100%)
Total Content Licensing	$	33,233	100%	$	7,798	100%	$	25,435	326%

 * Amounts includes $12.6 million and $4.5 million from trade and barter transactions for the years ended December 31, 2025 and 2024 respectively.

For the year ended December 31, 2025, compared to 2024, Library sales increased by 352%. The increase in Library sales was primarily driven by new licensing agreements related to AI model training, involving both our existing library content and content from our partners under revenue-sharing arrangements. This growth in Library sales was partially offset by a 100% decline in Presales revenue, reflecting our strategic focus on lower-investment cost structures and the temporary suspension of new production-linked arrangements. Within Content Licensing, we remain focused on library-driven transactions that yield positive gross margins, though results may fluctuate based on the specific content needs of our partners.

Bundled Distribution

Our Bundled Distribution business includes affiliate relationships with our bundled MVPD and vMVPD partners, which are broadband and wireless companies in the U.S. and international territories to whom we can offer a broad scope of rights, including 24/7 "linear" channels, our video-on-demand content library, mobile rights and pricing and packaging flexibility, in exchange for an annual fixed fee or fee per subscriber.

For the years ended December 31, 2025, and 2024, our Bundled Distribution revenue was $3.4 million and $3.9 million, respectively. The decline of $0.6 million, or 14%, was primarily due to revised affiliate agreements and the non-renewal of certain partnerships. Bundled Distribution continues to face headwinds resulting from the ongoing disruption of the global linear pay-television industry.

Other

We provide advertising and sponsorship services by developing integrated digital brand partnerships designed to offer CuriosityStream content in a variety of forms. These include short- and long-form program integration, branded social media promotional videos, and broadcast advertising spots within our video and audio programs. Our services are made available via our linear programming channels, in front of the paywall, and through an increasing focus on digital display ads. Additionally, we deliver content through advertising-based video-on-demand (AVOD) and free advertising-supported streaming television (FAST) platforms. This includes our dedicated YouTube channels (Curiosity and Curiosity University), where we generate advertising revenue from our digital content without transactional video-on-demand (TVOD) components. We continue to expand these offerings across YouTube and other similar ad-supported distribution channels to maximize our brand reach and digital ad inventory.

For the year ended December 31, 2025, and 2024, other revenue was $1.4 million and $0.8 million, respectively. The increase of $0.6 million, or 78% was due to new FAST and AVOD revenue share arrangements that we entered into during the prior year as well as revenue from licensing proprietary code.

In the future, we intend to continue developing integrated digital brand partnerships with advertisers. These sponsorship campaigns offer companies the chance to be associated with CuriosityStream content in the forms described above. We believe the impressions accumulated in these multi-faceted campaigns would result in verifiable metrics for the clients.

Operating Expenses

Our primary operating costs relate to the cost of producing and acquiring our content, the costs of advertising and marketing our service, personnel costs, and distribution fees.

For the years ended December 31, 2025, and 2024, our operating expenses were $79.0 million and $64.5 million, respectively, representing an increase of $14.5 million, or 22%.

Cost of Revenues

Cost of revenues encompasses distribution fees, content amortization, hosting and streaming delivery costs, payment processing costs, commission costs, and subtitling and broadcast costs. Producing and co-producing content and commissioned content is generally more costly than content acquired through licenses.

Distribution fees include revenue share arrangements with our content, *Smart Bundle* and digital distributor partners, payment processing fees and fees owed to the Spiegel Venture related to JV's streaming service. We pay a fixed percentage fee to our AI training content partners. We also pay fixed percentage fees to certain distribution partners for allowing their subscriber base to access our subscription platform. The MVPD, vMVPD and digital distributor partners making up our Partner Direct business pay us a license fee, and host and stream our content to their customers via their own platforms, such as set top boxes in the case of most MVPDs. We do not incur billing, streaming or back-end costs associated with content distribution through our MVPD, vMVPD and digital distributor partners.

The following table details cost of revenues for the years ended December 31, 2025, and 2024:

(in thousands)	Year Ended December 31,						$ Change	% Change
	2025			2024				
Content amortization	$	14,511	47%	$	19,130	75%	$ (4,619)	(24%)
Distribution[1]		12,878	41%		3,426	14%	9,452	276%
Other[2]		3,724	12%		2,807	11%	917	33%
Total cost of revenues	$	31,113	100%	$	25,363	100%	$ 5,750	23%

[1] includes revenue share, payment processing fees, and application service commissions.

[2] Includes agent commissions, production and broadcast, and other expenses.

For the year ended December 31, 2025, cost of revenues increased to $31.1 million from $25.4 million, a 23% increase. This increase was primarily driven by a $9.5 million increase in distribution costs, which includes higher revenue share payments associated with our distribution and licensing partnerships. As these revenue-sharing arrangements grew in volume during the year, the corresponding distribution expenses increased in direct correlation with the higher content license revenue generated. The increase was partly offset by a $4.6 million, or 24%, decline in content amortization. While the Company engaged in increased barter-based content acquisitions during 2025, the overall decline in amortization primarily resulted from a reduction in original content during the preceding eighteen months, coupled with fewer content releases in 2025. Additionally, other cost of revenues increased in correlation with the growth in AI content licensing, and higher hosting and web service costs directly related to the delivery and management of data assets under our increased AI licensing agreements.

Advertising and Marketing

Our advertising and marketing expenditures are a primary operating cost for our business, focused specifically on the acquisition and retention of Direct subscribers. While these costs may fluctuate based on our specific outreach objectives, we prioritize the allocation of marketing dollars toward efficient customer acquisition methods for our streaming service. For the year ended December 31, 2025, advertising and marketing expenses decreased to $14.0 million from $14.4 million in 2024. The decrease of 0.4 million, or 3%, reflects our efforts to optimize spending while maintaining our market presence and continuing to invest in strategic initiatives aimed at enhancing Direct subscriber engagement and driving long-term growth.

General and Administrative

Our general and administrative costs are associated with certain administrative functions, including corporate governance, executive management, information technology, finance and human resources. These costs consist largely of compensation expense, subscriptions that support our business, professional services, and rent. While personnel levels may fluctuate based on our needs, we tend to focus on hiring and retaining revenue-generating personnel, such as sales staff and roles that support the improvement, maintenance and marketing of our different revenue streams.

The following table details general and administrative costs for the years ended December 31, 2025, and 2024:

(in thousands)	Year Ended December 31,						$ Change		% Change
	2025			2024					
Payroll and related	$	12,768	38%	$	10,515	42%	$	2,253	21%
Professional services		3,342	10%		3,147	13%		195	6%
Stock-based compensation		14,366	42%		6,568	27%		7,798	119%
Technology and subscriptions		1,217	4%		1,249	5 %		(32)	(3%)
Other[1]		2,128	6%		3,191	13%		(1,063)	(33%)
Total general and administrative	$	33,821	100%	$	24,670	100%	$	9,151	37%

[1] Includes facilities costs, depreciation and amortization, insurance, travel and other expenses.

For the year ended December 31, 2025, general and administrative expenses increased to $33.8 million from $24.7 million for the year ended December 31, 2024. The $9.2 million, or 37%, increase was primarily driven by a $7.8 million rise in stock-based compensation, reflecting both market-based and performance-based equity awards granted during the period. Additionally, payroll and related costs increased by $2.3 million, primarily due to higher incentive-based compensation accruals for the 2025 fiscal year, which were partially offset by slightly lower headcount levels compared to 2024. Professional services also increased by $0.2 million, representing additional legal and consulting fees associated with the secondary offering completed during the period. These increases were partially offset by a $1.1 million reduction in other general and administrative, reflecting our ongoing commitment to streamlining external services and optimizing our overall cost structure.

Other Income (Expense)

Change in Fair Value of Warrant Liability

The fair value of the Company's warrant liability was estimated using the Black-Scholes valuation model, which took into account a number of economic assumptions, including the market price of the Company's common stock and its expected volatility. Changes in these inputs from period to period significantly affected the reported changes in fair value during the periods the warrants were outstanding. As of December 31, 2025, there were no warrants outstanding, and the Company no longer carried a warrant liability on its consolidated balance sheet.

Interest and Other Income

For the year ended December 31, 2025, interest and other income decreased by $2.1 million. This decline was primarily driven by the non-recurrence of a $1 million income recorded in 2024 related to the Company's Employee Retention Credit (ERC) claim. The remaining variance was attributable to lower interest income earned on our cash and cash equivalent balances during the period.

Equity Method Investment Loss

During the year ended December 31, 2025, we recorded a $0.2 million equity interests loss related to the equity investments in Nebula, compared to a $2.5 million loss in 2024. The Company no longer recognizes its share of losses from the Spiegel Venture, as the investment balance was fully reduced in 2024 due to cumulative losses in excess of the cost basis of the investment. The Company continues to record its share of income and losses from Nebula.

Income Taxes

For the years ended December 31, 2025, and 2024, we had an income tax provision of an immaterial amount and $0.1 million, respectively. These results reflect pre-tax losses in both years, with the 2024 provision primarily related to foreign withholding taxes. The difference between our effective tax rate and the federal statutory rate is primarily due to a full valuation allowance on our federal and state deferred tax assets

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of December 31, 2025, the Company's cash and cash equivalents and restricted cash totaled $18.4 million, with an additional $9.0 million held in investments in debt securities that can be readily converted to cash to support ongoing operating cash flow needs. Our cash and cash equivalents primarily consist of short-term deposits and investments held at major global financial institutions. We regularly monitor the creditworthiness of these institutions and maintain a liquidity level sufficient to meet both short-term and long-term cash requirements.

On March 12, 2026, the Company executed a definitive agreement for a $10.0 million Senior Secured Revolving Credit Facility (the "Credit Facility") with Citibank, N.A. The Credit Facility includes a $2.0 million sublimit for the issuance of letters of credit and an accordion feature allowing the Company to request increases in the revolving commitment an aggregate principal amount of $20.0 million, subject to lender consent. While the Company has generated positive cash flow from operating activities for two consecutive fiscal years, this Credit Facility provides additional financial flexibility to support strategic growth initiatives. As of the date of this filing, there are no outstanding borrowings under the Credit Facility.

We principally use cash to promote our services through advertising and marketing and to provide working capital for our operations. While we have experienced net losses since inception, we have generated positive cash flow from operating activities in 2024 and 2025 and expect this trend to continue. We believe that our current cash levels and investments, supplemented by anticipated operating cash flows and the availability under our new Credit Facility will be adequate to support our ongoing operations, capital expenditures, dividend payments, and working capital for at least the next twelve months from the date of this filing.

We have used, and expect to continue to use, cash on hand to fund our quarterly dividend, subject to Board approval and market conditions. As of December 31, 2025, we continue to utilize trade and barter transactions, a strategy initiated in 2023, to exchange content assets through licensing agreements. These transactions allow us to acquire high-quality, monetizable content while preserving our cash liquidity.

The following table provides details of the dividends declared and paid as of December 31, 2025.

Declaration Date	Record Date	Payment Date	Per Share	Aggregate Amount
January 30, 2025	March 14, 2025	March 28, 2025	$0.04	$2.3 million
May 5, 2025	June 6, 2025	June 20, 2025	$0.08	$4.6 million
May 8, 2025[1]	June 13, 2025	June 27, 2025	$0.10	$5.8 million
August 5, 2025	September 5, 2025	September 19, 2025	$0.08	$4.6 million
November 11, 2025	December 5, 2025	December 19, 2025	$0.08	$4.7 million

[1]Special dividend.

Our Board of Directors has declared the next cash dividend of $0.08 per share to be paid on March 20, 2026, for an expected aggregate amount of $4.7 million. Subject to future declaration by our Board of Directors, we intend to continue to pay regular quarterly cash dividends.Under the terms of our new Credit Facility, our ability to pay dividends is conditioned on the Company maintaining liquidity (defined as unrestricted cash plus facility availability) of at least $10.0 million after giving effect to such payment.

On June 10, 2024, our Board authorized and approved a share repurchase program for up to $4 million of the then-outstanding shares of our common stock. Under the stock repurchase program, we may repurchase shares through open market purchases, privately negotiated transactions, block purchases, or otherwise in accordance with applicable federal securities laws. During the year ended December 31, 2024, we repurchased $0.3 million of common stock under this program. No shares were repurchased during the year ended December 31, 2025. As of December 31, 2025, $3.7 million remains available for future repurchases under the Board-authorized program.

We cannot predict when or if we will repurchase any additional shares of common stock as this stock repurchase program will depend on a number of factors, including constraints imposed by applicable federal securities laws, price, general business and market conditions, and alternative investment opportunities. This program does not obligate us to acquire any particular amount of common stock. The program has no expiration date and may be modified, suspended or discontinued at any time at our discretion.

Cash Flow Analysis

The following table presents our cash flows from operating, investing and financing activities for the years ended December 31, 2025, and 2024:

	Year Ended December 31,	
(in thousands)	2025	2024
Net cash provided by operating activities	$ 13,057	$ 8,151
Net cash provided by (used in) investing activities	23,148	(31,405)
Net cash used in financing activities	(25,778)	(7,010)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 10,427	$ (30,264)

Operating Activities

Cash flow from operating activities primarily consists of net losses, changes to our content assets (including additions and amortization), and other working capital items. The following table presents a summary of our cash flows from operating activities for the years ended December 31, 2025, and 2024:

(in thousands)	Year Ended December 31,	
	2025	2024
Net loss	$ (6,427)	$ (12,941)
Adjustments to reconcile net loss to net cash used in operating activities		
Change in fair value of warrant liability	(88)	44
Additions to content assets	(13,944)	(5,698)
Change in content liabilities	80	(125)
Amortization of content assets	14,511	19,130
Amortization of premiums and accretion of discounts associated with investments in debt securities, net	(517)	(294)
Stock-based compensation	14,366	6,568
Equity method investment loss	180	2,506
Other non-cash items	632	769
Changes in operating assets and liabilities	4,264	(1,808)
Net cash provided by operating activities	$ 13,057	$ 8,151

During the years ended December 31, 2025, our net cash inflow from operating activities was $13.1 million compared to $8.2 million for 2024, an increase in operating cash inflow of $4.9 million.

Although we reported a net loss of $6.4 million for the year ended December 31, 2025, this amount reflected noncash items such as amortization of content assets, stock-based compensation, and changes in operating assets and liabilities of $14.5 million, $14.4 million, and $4.3 million, respectively. Cash used during the year included additions to content assets, and amortization of premiums and accretion of discounts associated with investments in debt securities, net of $1.4 million, and $0.5 million, respectively.

For the year ended December 31, 2024, we reported a net loss of $12.9 million. This amount reflected noncash items such as amortization of content assets, stock-based compensation and equity method investment loss of $19.1 million, $6.6 million and $2.5 million, respectively. Cash used during the year included additions to content assets, and changes in content liabilities of $1.2 million, and $0.1 million, respectively, and changes in operating assets and liabilities of $1.8 million.

Investing Activities

Cash flow from investing activities consists of purchases, sales and maturities of investments, and purchases of property and equipment.

For the year ended December 31, 2025, we recorded a net cash inflow provided by investing activities of $23.1 million, compared to net cash used in investing activities of $31.4 million in 2024.

For the year ended December 31, 2025, the net cash inflow provided by investing activities was primarily driven by $30.6 million of maturities and $5.0 million in sales of debt securities, partially offset by $12.3 million in purchase of debt securities. In contrast, for the year ended December 31, 2024, our cash outflows were primarily attributable to $38.6 million in purchase of debt securities, partially offset by $7.2 million in maturities.

Financing Activities

For the years ended December 31, 2025, and 2024, net cash used in financing activities was $25.8 million and $7.0 million, respectively, an increase of $18.8 million primarily due to dividends paid and tax withholdings related to the net share settlement of vesting Restricted Stock Units (RSUs).

Capital Expenditures

Going forward, we expect to continue making expenditures for purchases of property and equipment. The amount, timing and allocation of capital expenditures are largely discretionary and within management's control. Depending on market conditions, we may choose to defer a portion of our budgeted expenditures until later periods to achieve the desired balance between sources and uses of liquidity and prioritize capital projects that we believe have the highest expected returns and potential to generate cash flow. Subject to financing alternatives, we may also increase our capital expenditures significantly to take advantage of opportunities we consider to be attractive.

OFF BALANCE SHEET ARRANGEMENTS

As of December 31, 2025, we had no off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operation is based upon our financial statements, which have been prepared in accordance with U.S. GAAP. Certain amounts included in or affecting the financial statements presented in this Annual Report and related disclosures must be estimated, requiring management to make assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. Management believes that the accounting policies set forth below comprise the most important "critical accounting policies" for the Company. A critical accounting policy is one which is both important to the portrayal of a company's financial condition and results of operations and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management evaluates such policies on an ongoing basis, based upon historical results and experience, consultation with experts and other methods that management considers reasonable in the particular circumstances under which the judgments and estimates are made, as well as management's forecasts as to the manner in which such circumstances may change in the future.

Content Assets

The Company acquires, licenses and produces content, including original programming, in order to offer customers unlimited viewing of factual entertainment content. Content license terms generally include a fixed fee and specific windows of availability. Payments for content, including additions to content assets and the changes in related liabilities, are classified within Net cash provided by (used in) operating activities on the consolidated statements of cash flows. Content acquired or licensed through trade and barter transactions is also reported within additions to content assets at fair value.

The Company recognizes its content assets as Content assets, net on the consolidated balance sheets. For licensed content, the Company capitalizes the fee per title and records a corresponding liability at the gross amount of the liability when the license period begins, the cost of the title is known, and the title is accepted and available for streaming. For productions, the Company capitalizes costs associated with the production, including development costs, direct costs and production overhead.

Amortization of content assets is reported within Cost of revenues in the consolidated statements of operations. Based on factors including historical and estimated viewing patterns, the Company amortizes content assets on an accelerated basis in the initial two months after a title is published, as the Company has observed and expects more upfront viewing of content, generally as a result of additional marketing efforts.

Furthermore, the amortization of produced content is generally accelerated at a higher amortization rate than that of licensed content. The Company reviews factors that impact the amortization of the content assets on a regular basis and the estimates related to these factors require considerable management judgment. The Company continues to review factors impacting the amortization of content assets on an ongoing basis and will also record amortization on an accelerated basis when there is more upfront use of a title, for instance due to significant content licensing.

The Company's primary business model is subscription-based as opposed to a model based on generating revenues at a specific title level. Content assets are predominantly monetized as a group and therefore are reviewed in aggregate at a group level when an event or change in circumstances indicates a change in the expected usefulness of the content or that the fair value may be less than unamortized cost. If such changes are identified, the aggregated content library will be stated at the lower of unamortized cost or fair value. In addition, unamortized costs are written off for content assets that have been, or are expected to be abandoned.

Revenue Recognition

The Company's performance obligations include:

1. Access to its SVOD platform on a subscription basis either directly or through a partner, whereby the performance obligation is satisfied as access is provided following any free trial period;
2. Access to the Company's content assets, whereby the performance obligation is satisfied as access to the content is provided; and
3. Licenses of specific program titles, whereby the performance obligation is satisfied as that content is made available for the customer to use.

Direct Business

The Company's streaming content is provided to consumers through two primary distribution channels: (i) direct-to-consumer ("DTC") and (ii) third-party platforms, referred to as Partner Direct. Collectively, DTC and Partner Direct comprise the Company's Direct Business.

Direct Business. DTC includes subscriptions to consumers as well as bulk subscriptions through enterprises, and provides monthly or annual subscription terms, which are generally billed and payable upfront. Pricing varies based on the subscriber's location, the selected subscription tier, and the contract term. The Company's primary performance obligation is to provide continuous access to its content library over the subscription period. As the subscriber simultaneously receives and consumes the benefits of this access, revenue is recognized ratably over the term of the subscription. Revenues are presented net of the taxes that are collected from subscribers and remitted to governmental authorities.

To ensure wide accessibility, the Company has developed applications for major customer devices, including streaming media players (such as Roku, Apple TV, and Amazon Fire TV) and smart TVs (including LG, Vizio, and Samsung). For subscriptions generated through these third-party app stores, the platform typically bills the subscriber and remits the fee to the Company net of a distribution fee. The Company has determined it acts as the principal in these relationships because it retains control over service delivery and is primarily responsible for fulfilling the promise to provide content access. Accordingly, DTC revenue is recognized on a gross basis, and corresponding distribution fees are recorded as cost of revenues.

Partner Direct. Partner Direct revenue consists of license fees from multichannel video programming distributors ("MVPDs"), virtual MVPDs ("vMVPDs"), and digital distributor partners, including Comcast, Cox, Dish, Amazon Prime Video Channels, Apple Channel, The Roku Channel, Sling TV, and YouTube TV.

In these arrangements, the Company's performance obligation is to provide the partner's subscribers with access to CuriosityStream content via the partner's platform. Revenue is typically recognized over the term of the agreement as the service is provided. For agreements structured with per-subscriber fees, revenue is recognized in the period the service is provided based on reported subscriber counts. For fixed-fee arrangements, revenue is recognized on a straight-line basis over the contractual period.

Content Licensing

The Company generates content licensing revenue through the licensing of its content library and proprietary data assets to third-party media and technology companies.

Library Sales. Through our Content Licensing business, we license a collection of existing titles from our content library to media companies. Additionally, the Company licenses and sublicenses proprietary content and data assets to companies for the purpose of training large-language learning models for artificial intelligence (AI) products. The Company has determined these licenses represent the transfer of functional intellectual property, as the content has significant standalone functionality.

Revenue from these arrangements is recognized at a point in time when the license period begins and the content or data assets are made available for the counterparty's use, representing the moment control is transferred. For certain AI licensing deals involving high-volume data transfers, revenue is recognized as the underlying performance obligations are met, which may occur as data sets are delivered and accepted by the customer, at which point payment of cash consideration is typically due within 30 days.

Bundled Distribution

Our Bundled Distribution business includes affiliate relationships with our bundled MVPD and vMVPD partners, which are broadband and wireless companies in the U.S. and international territories to whom we can offer a broad scope of rights, including 24/7 "linear" channels, our video-on-demand content library, mobile rights and pricing and packaging flexibility, in exchange for an annual fixed fee or fee per subscriber.

The Company's Bundled Distribution revenue is derived from affiliate relationships with bundled MVPD and vMVPD partners, including broadband and wireless companies in the U.S. and international territories. These agreements typically convey a broad scope of rights, including access to 24/7 "linear" channels, the Company's video-on-demand content library, mobile rights, and pricing and packaging flexibility. The Company has identified the license of intellectual property and the continuous delivery of content updates as a single performance obligation because the license and the updates are highly interrelated and represent a combined output provided to the partner. This performance obligation is satisfied over time as the partner simultaneously receives and consumes the benefit of the service over the contractual term.

The transaction price for these arrangements typically consists of either an annual fixed fee or a fee per subscriber. For fixed-fee arrangements, revenue is recognized on a straight-line basis over the term of the agreement, representing the Company's stand-ready obligation to provide content access. For per-subscriber arrangements, revenue is recognized in the period the service is provided based on the actual number of subscribers reported by the partner. These agreements are frequently structured as long-term, multi-year contracts, and the Company recognizes revenue as it fulfills its promise to provide ongoing access to its content ecosystem.

Trade and Barter Transactions

The Company engages in non-monetary trade and barter transactions to exchange content assets through licensing agreements with media counterparties. Certain transactions may also include the exchange of advertising, whereby the Company and its counterparties exchange media campaigns or other promotional services. The Company reviews each transaction to confirm that the content assets, advertising, or other services it receives have economic substance and records revenue in an amount equal to the fair value of what it receives at the time that it completes its performance obligation.

For advertising, the performance obligation is satisfied upon the Company's delivery of the media campaign or other service to the counterparty. For an exchange of content, the performance obligation is satisfied at the time the content is made available for the counterparty to use, which represents the point in time that control is transferred.

Determining the fair value of content assets received in barter transactions requires significant management judgment. The Company utilizes a standardized framework that classifies content into tiers based on a holistic assessment of factors, including the recency of production, production value, and audience appeal. For each tier, the Company applies standardized valuation points derived from observed market bands for long-form factual and documentary content, including externally quoted rates and executed third-party licenses for similar assets, representing Level 2 inputs in the fair value hierarchy prescribed by ASC 820.

Because market benchmarks often vary in duration and scope, the Company normalizes pricing data from recent comparable transactions and external pricing data to align with the specific terms of its barter agreements. Many third-party benchmarks reflect one-year, non-exclusive licenses, whereas the Company's barter agreements typically involve multi-year terms. Management adjusts market-based rates to account for these differences in duration and rights packages, ensuring that the final assigned value represents a reasonable estimate of the total license value over the life of the agreement. The Company applies these fixed valuation tiers consistently across transactions to prevent opportunistic valuation changes, with limited exceptions for high-volume content or significantly restricted rights grants.

Other

The Company provides advertising and sponsorship services through integrated digital brand partnerships designed to deliver content and brand messaging across various platforms. These services include short- and long-form program integration, branded social media promotional videos, and broadcast advertising spots within video and audio programs made available on linear channels or in front of the paywall. Additionally, the Company generates revenue through digital display ads and content delivery via advertising-based video-on-demand (AVOD), free advertising-supported streaming television (FAST), YouTube, and other digital distribution channels.

The Company identifies each distinct advertising or sponsorship deliverable as a separate performance obligation, and for arrangements involving multiple deliverables, the transaction price is allocated to each based on its relative standalone selling price. Revenue is recognized when the performance obligation is satisfied, which occurs when the advertisement or sponsored content is aired, displayed, or otherwise made available to the intended audience. For impression-based advertising delivered via digital display or AVOD/FAST channels, revenue is typically recognized in the period the impressions are delivered, whereas revenue for program integration and branded content is recognized upon the initial release or broadcast, representing the point in time when control of the service transfers to the customer. In certain multi-period sponsorship arrangements where the Company provides a continuous brand presence, revenue is recognized ratably over the term of the agreement as the benefit is simultaneously received and consumed by the sponsor.

In digital distribution arrangements where the Company utilizes third-party platforms to serve advertisements, revenue is recognized on a gross basis when the Company maintains control over the advertising inventory and is primarily responsible for fulfilling the delivery to the advertiser. Conversely, in instances where the third-party platform maintains control over the inventory or the sale process, revenue is recognized net of the fees retained by the platform. The Company also considers variable consideration in its advertising contracts, such as viewership-based share or volume-based discounts, and recognizes such revenue only to the extent that a significant reversal is not probable.

STOCK-BASED COMPENSATION

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This compensation cost is recognized in earnings over the period during which an employee is required to provide the service, with the Company accounting for forfeitures as they occur. The Company's equity awards, which include RSUs and stock options, may be subject to service-based, performance-based, or market-based vesting conditions.

For awards with only service-based conditions, the fair value is recognized as an expense on a straight-line basis over the requisite service period. For performance-based awards that vest upon the achievement of specific financial or operational goals, the Company recognizes compensation expense only when it is determined that it is probable the performance criteria will be met. The Company reassesses the probability of vesting for these awards at each reporting period and adjusts cumulative compensation expense for any subsequent changes in that probability.

For awards subject to market-based conditions, the grant-date fair value is estimated using a Monte Carlo simulation model. Compensation expense for market-based awards is recognized over the derived service period regardless of whether the market condition is ultimately satisfied, provided the requisite service is rendered. When RSUs vest or options are exercised, the Company typically issues previously unissued shares of Common Stock.

RECENT ACCOUNTING PRONOUNCEMENTS

As of December 31, 2025, the Company ceased to be an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (JOBS Act), because that date marked the last day of the fiscal year following the fifth anniversary of the Company's initial public offering. While the Company previously elected to use the extended transition period provided by the JOBS Act to delay the adoption of new or revised accounting pronouncements until such time as those pronouncements were applicable to private companies, the sunset of its emerging growth company status means the Company is now generally required to comply with new or revised accounting standards on the timelines applicable to public business entities.

The Company continues to qualify as a "smaller reporting company" and a "non-accelerated filer" under the rules of the Securities and Exchange Commission. Although the Company has transitioned to the adoption timelines for public business entities, as a smaller reporting company, it may still be eligible to take advantage of certain accommodations and alternative effective dates for specific accounting standards where the Financial Accounting Standards Board (FASB) allows for a staggered adoption for smaller registrants. The Company will evaluate the impact of any such standards on its consolidated financial statements as they are issued.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. The Company adopted this guidance on January 1, 2025, on a prospective basis. The adoption resulted in expanded disclosures in Note 15 - *Income Taxes*, specifically regarding the rate reconciliation and cash taxes paid, but did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.* This update provides all entities with a practical expedient that allows them to assume that current economic conditions as of the balance sheet date remain unchanged for the remaining life of the assets when estimating expected credit losses for current accounts receivable and contract assets. In the fourth quarter of 2025, the Company early adopted ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The Company applied the provisions of this standard prospectively as of January 1, 2025. Under the standard's practical expedient, the Company assumes that current economic conditions will remain constant over the remaining life of its accounts receivable. The adoption did not have a material impact on the Company's consolidated financial position or results of operations.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): T*argeted *Improvements to the Accounting for Internal-Use Software*. This update modernizes the accounting for internal-use software by removing prescriptive project stages and replacing them with a principles-based recognition threshold. Under the new guidance, capitalization of software development costs begins when (i) management has authorized and committed to funding the project and (ii) it is probable that the project will be completed and the software will be used for its intended function. The amendments in this ASU are effective for the Company's annual reporting period beginning January 1, 2028, and interim periods within that fiscal year. Early adoption is permitted. The Company early adopted this standard on January 1, 2025, using the prospective transition method. Accordingly, the new guidance was applied to software development costs incurred on or after the adoption date for both new and existing projects. The adoption of this standard did not have a material impact on the Company's consolidated financial position or results of operations. As required by the standard, capitalized internal-use software costs are now subject to the disclosure requirements of Topic 360, Property, Plant, and Equipment.

Accounting Pronouncements Issued but not Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures* (*Subtopic 220-40): Disaggregation of Income Statement Expenses*, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. In January 2025, the FASB issued ASU 2025-01, *Clarifying the Effective Date*, which amended the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The standard allows for adoption using either a prospective or a retrospective method of transition. The Company is currently evaluating the impact of adopting ASU 2024-03, including the clarification provided by ASU 2025-01.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270)*: *Narrow-Scope Improvements*. The amendments in this update are intended to improve the navigability of interim reporting guidance and clarify when Topic 270 is applicable. The ASU provides a comprehensive list of interim disclosure requirements and introduces a disclosure principle requiring an entity to disclose any events or significant changes since the most recent annual reporting period that have a material effect on the entity. The new guidance is effective for the Company's interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted for all entities, and the amendments may be applied either prospectively or retrospectively. The amendments in this update may be applied either prospectively or retrospectively to all periods presented. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and related disclosures.

ITEM 7.A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


INDEX TO FINANCIAL STATEMENTS


Index to Consolidated Financial Statements of CuriosityStream Inc. as of and for the years ended December 31, 2025, and 2024

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
CuriosityStream Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of CuriosityStream Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue from Trade and Barter Transactions

As described further in notes 2 and 5 to the consolidated financial statements, the Company engages in non-monetary trade and barter transactions to exchange content assets through licensing agreements with media counterparties. The Company reviews each transaction to confirm that the content assets it receives have economic substance and records revenue in an amount equal to the fair value of what it receives at the time that it completes its performance obligation. Fair values are derived from pricing data for long-form factual and documentary content, including externally quoted rates and executed third-party licenses for similar assets. We identified determination of fair value of trade and barter revenues as a critical audit matter.

The principal consideration for our determination that the fair value of trade and barter revenues is a critical audit matter is that determining the fair value of content assets received in barter transactions requires significant management judgment in aligning observable pricing data with the specific terms of its barter agreements.

Our audit procedures related to the fair value of trade and barter revenues included the following, among others:

- For trade and barter contracts entered into in 2025, we read and evaluated the contract, the counter party and the content exchanged to validate that management's conclusions that the arrangements had commercial substance were reasonable.

- We evaluated the nature of the content received in each transaction and assessed it against the comparable transactions used by management in their fair value analysis to validate that comparable transactions are similar in nature; where license terms were different, we evaluated the reasonableness of management's considerations of other relevant factors.

- For a selection of content transactions not included in management's fair value analysis, we evaluated the terms of each transaction and validated management's conclusion that it did not represent a valid comparable for determining fair value.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2024.

Arlington, Virginia
March 12, 2026

CURIOSITYSTREAM INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except par value)		December 31, 2025		December 31, 2024
Assets				
Current assets				
Cash and cash equivalents	$	18,318	$	7,826
Restricted cash		60		125
Short-term investments in debt and other securities		8,966		24,236
Accounts receivable, net		8,893		6,103
Other current assets		1,198		1,228
Total current assets		37,435		39,518
Investments in debt securities		—		7,463
Investments in equity method investees		3,668		3,848
Property and equipment, net		404		520
Content assets, net		31,000		31,511
Operating lease right-of-use assets		2,763		3,065
Other assets		461		257
Total assets	$	75,731	$	86,182
Liabilities and stockholders' equity				
Current liabilities				
Content liabilities	$	362	$	282
Accounts payable		9,449		5,608
Accrued expenses and other liabilities		12,094		7,003
Deferred revenue		8,409		10,970
Total current liabilities		30,314		23,863
Warrant liability		—		88
Non-current operating lease liabilities		3,460		3,887
Other liabilities		470		496
Total liabilities		34,244		28,334
Commitments and contingencies (Note 13)				
Stockholders' equity				
Common stock, $0.0001 par value – 125,000 shares authorized as of December 31, 2025, and December 31, 2024; 58,950 shares and 56,814 shares issued as of December 31, 2025 and December 31, 2024, respectively, including 216 treasury shares; 58,734 shares and 56,598 shares outstanding as of December 31, 2025 and December 31, 2024, respectively.		5		5
Treasury stock		(251)		(251)
Additional paid-in capital		377,577		366,508
Accumulated deficit		(335,844)		(308,414)
Total stockholders' equity		41,487		57,848
Total liabilities and stockholders' equity	$	75,731	$	86,182

The accompanying notes are an integral part of these consolidated financial statements.

CURIOSITYSTREAM INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
(in thousands, except per share data)	**2025**	**2024**
Revenues	$ 71,658	$ 51,134
Operating expenses		
Cost of revenues	31,113	25,363
Advertising and marketing	14,028	14,434
General and administrative	33,821	24,670
Total operating expenses	78,962	64,467
Operating loss	(7,304)	(13,333)
Change in fair value of warrant liability	88	(44)
Interest and other income, net	983	3,074
Equity method investment loss	(180)	(2,506)
Loss before income taxes	(6,413)	(12,809)
Provision for income taxes	14	132
Net loss	$ (6,427)	$ (12,941)
Net loss per share		
Basic	$ (0.11)	$ (0.24)
Diluted	$ (0.11)	$ (0.24)
Weighted average number of common shares outstanding		
Basic	57,664	54,480
Diluted	57,664	54,480

The accompanying notes are an integral part of these consolidated financial statements.

CURIOSITYSTREAM INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 2023	**53,287**	**$ 5**	**—**	**$ —**	**$ 362,636**	**$ (289,995)**	**$ 72,646**
Net loss	—	—	—	—	—	(12,941)	(12,941)
Dividends declared	—	—	—	—	—	(5,478)	(5,478)
Stock-based compensation, net	3,311	—	—	—	3,872	—	3,872
Buyback of shares	—	—	216	(251)	—	—	(251)
Balance at December 31, 2024	**56,598**	**$ 5**	**216**	**$ (251)**	**$ 366,508**	**$ (308,414)**	**$ 57,848**
Net loss						(6,427)	(6,427)
Dividends declared	—	—	—	—	—	(21,003)	(21,003)
Stock-based compensation, net	2,136	—	—	—	11,069	—	11,069
Balance at December 31, 2025	**58,734**	**$ 5**	**216**	**$ (251)**	**$ 377,577**	**$ (335,844)**	**$ 41,487**

The accompanying notes are an integral part of these consolidated financial statements.

CURIOSITYSTREAM INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2025	2024
Cash flows from operating activities		
Net loss	$ (6,427)	$ (12,941)
Adjustments to reconcile net loss to net cash provided by operating activities		
Change in fair value of warrant liability	(88)	44
Additions to content assets	(13,944)	(5,698)
Change in content liabilities	80	(125)
Amortization of content assets	14,511	19,130
Depreciation and amortization expenses	164	339
Amortization of premiums and accretion of discounts associated with investments in debt securities, net	(517)	(294)
Stock-based compensation	14,366	6,568
Equity method investment loss	180	2,506
Other non-cash items	468	430
Changes in operating assets and liabilities		
Accounts receivable	(2,790)	(1,343)
Other assets	(194)	1,131
Accounts payable	3,795	843
Accrued expenses and other liabilities	6,070	1,383
Deferred revenue	(2,617)	(3,822)
Net cash provided by operating activities	13,057	8,151
Cash flows from investing activities		
Purchases of property and equipment	(102)	—
Sales of investments in debt securities	5,001	—
Maturities of investments in debt securities	30,550	7,200
Purchases of investments in debt securities	(12,301)	(38,605)
Net cash provided by (used in) investing activities	23,148	(31,405)
Cash flows from financing activities		
Repurchases of common stock	—	(251)
Dividends paid	(22,010)	(4,063)
Payments related to tax withholding	(3,768)	(2,696)
Net cash used in financing activities	(25,778)	(7,010)
Net increase (decrease) in cash, cash equivalents and restricted cash	10,427	(30,264)
Cash, cash equivalents and restricted cash, beginning of period	7,951	38,215
Cash, cash equivalents and restricted cash, end of period	$ 18,378	$ 7,951
Supplemental non-cash investing and financing activities:		
Acquisition of equity investment included in accrued liabilities	$ 178	$ —
Supplemental disclosure:		
Cash paid for operating leases	$ 570	$ 510

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS

On October 14, 2020, Software Acquisition Group Inc., a special purpose acquisition company and a Delaware corporation ("SAQN"), consummated a reverse merger pursuant to that certain Agreement and Plan of Merger, dated August 10, 2020 (the "Business Combination"). Upon the consummation of the Business Combination, CuriosityStream Operating Inc., a Delaware corporation ("Legacy CuriosityStream") became a wholly owned subsidiary of SAQN, and the registrant changed its name from "Software Acquisition Group Inc." to "CuriosityStream Inc." Following the consummation of the Business Combination, Legacy CuriosityStream changed its name from "CuriosityStream Operating Inc." to "Curiosity Inc."

The principal business of CuriosityStream Inc. (the "Company" or "CuriosityStream") is providing customers with access to high quality factual content via a direct subscription video on-demand (SVOD) platform accessible by internet connected devices, or indirectly via distribution partners who deliver CuriosityStream content via the distributor's platform or system. The Company's online library available for streaming spans the entire category of factual entertainment including science, history, society, nature, lifestyle, and technology. The Company's SVOD platform offers approximately 14,000 accessible on-demand and ad-free productions and includes shows and series from leading non-fiction producers.

The Company's streaming content is provided to consumers through two primary distribution channels: (i) direct-to-consumer ("DTC") and (ii) third-party platforms, referred to as Partner Direct. The DTC channel includes access through the Company's website and applications developed for electronic device. Collectively, DTC and Partner Direct comprise the Company's Direct Business.

DTC includes subscriptions to consumers as well as bulk subscriptions through enterprises, and provides monthly or annual subscription terms. Pricing varies based on the subscriber's location, the selected subscription tier and term. To ensure wide accessibility, the Company has developed applications for major customer devices, including streaming media players such as Roku, Apple TV, and Amazon Fire TV, and smart TVs from brands including LG, Vizio, and Samsung.

In addition to the Direct Business, the Company enters into Bundled Distribution arrangements with media partners to provide streaming content to a broader reach of subscribers. These agreements typically convey a broad scope of rights, including access to a 24/7 linear channel, an on-demand content library, mobile rights, and/or pricing and packaging flexibility, in exchange for an annual fixed fee or per-subscriber fee as part of a multi-year deal.

The Company also enters into content licensing arrangements, which grant distribution and data rights to its programming, including licensing content from its library and selling certain rights to content prior to production.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with U.S. GAAP and the rules and regulations of the U.S Securities and Exchange Commission (the "SEC") requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant items subject to such estimates include the content asset amortization, the assessment of the recoverability of content assets and equity method investments, and the determination of fair value estimates related to non monetary transactions, share-based awards and liability-classified warrants (prior to their expiration in October 2025).

CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, investments, and accounts receivable. The Company maintains its cash, cash equivalents, and investments with high credit quality financial institutions; at times, such balances with the financial institutions may exceed the applicable Federal Deposit Insurance Corporation (FDIC)-insured limits.

Accounts receivable, net are typically unsecured and are derived from revenues earned from customers primarily located in the U.S.

During the year ended December 31, 2025, the top three customers accounted for 29% of the Company's revenues with no customer individually accounting for 15% of the Company's revenues. This concentration reflects the significant scale and higher per-contract value of agreements for the licensing and sublicensing of the Company's proprietary programs and data assets for Artificial Intelligence (AI) training. These same three customers accounted for 52% of the Company's accounts receivable as of December 31, 2025.

During the year ended December 31, 2024, the top three customers accounted for 16% of the Company's revenues with no customer individually accounting for 10% of the Company's revenues. These same three customers accounted for 23% of the Company's accounts receivable as of December 31, 2024.

CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The Company considers investments in instruments purchased with an original maturity of 90 days or less to be cash equivalents. Restricted cash maintained under agreements that legally restrict the use of such funds is not included within cash and cash equivalents and is reported in a separate line item on the consolidated balance sheets as of December 31, 2025, and 2024.

INVESTMENTS IN DEBT SECURITIES

The Company classifies its investments in debt securities as held-to-maturity ("HTM") under Accounting Standards Codification ("ASC") 320, "Investments—Debt and Equity Securities." HTM investments represent securities for which the Company has the positive intent and ability to hold to maturity, and they are reported at amortized cost.

Investments with original maturities of three months or less from the date of purchase are classified as cash equivalents. Investments with longer maturities are classified as short-term or long-term investments based on the remaining maturity at each balance sheet date and the Company's intent to hold the security. Interest income earned from HTM investments is recognized in the consolidated statement of operations within interest and other income.

FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The applicable accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability.

The accounting guidance establishes three levels of inputs that may be used to measure fair value:

- *Level 1*: Quoted prices in active markets for identical assets or liabilities.

- *Level 2*: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- *Level 3*: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification at each reporting period. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

The Company's assets measured at fair value on a recurring basis include its investments in money market funds and corporate, U.S. government, and municipal debt securities, as well as assets held in a rabbi trust related to the Company's non-qualified deferred compensation ("NQDC") plan. Level 1 inputs were derived by using unadjusted quoted prices for identical assets in active markets and were used to value the Company's investments in money market funds, U.S. government debt securities, and the NQDC plan assets. Level 2 inputs were derived using prices for similar investments and were used to value the Company's investments in corporate and municipal debt securities.

The Company's liabilities previously measured at fair value on a recurring basis included its Private Placement Warrants issued to Software Acquisition Holdings LLC, the Company's former Sponsor. All such Private Placement Warrants expired on October 14, 2025, at which time the associated liability was reduced to zero. Prior to their expiration, the fair value of the Private Placement Warrants was considered a Level 3 valuation and was determined using the Black-Scholes valuation model. Refer to *Note 6 - Stockholders' Equity* for significant assumptions which the Company used in the fair value model for the Private Placement Warrants during the periods the warrants were outstanding.

Certain assets are measured at fair value on a nonrecurring basis and are subject to fair value adjustments only in certain circumstances, e.g., when there is evidence of impairment indicators. The Company assesses the fair value of its content as a result of identifying indicators of impairment related to those assets. Additionally, the Company recognizes revenue from non-cash consideration received through barter transactions, as described in the Revenue Recognition accounting policy. The resulting fair value measurements of the equity-method investments, content assets, and non-cash consideration from barter arrangements are considered to be Level 3 measurements. The resulting fair value measurements of the equity-method investments and content assets are considered to be Level 3 measurements. Refer to *Note 3 - Equity Investments* and *Note 4 - Balance Sheet Components* for further discussion of the results of these analyses.

EQUITY METHOD INVESTMENTS

The Company applies the equity method of accounting to investments when it has the ability to exercise significant influence, but not control, over the investee. Significant influence is presumed to exist when the Company owns between 20% and 50% of the voting interests in the investee, but the Company also applies judgment regarding its level of influence over the investee by considering key factors such as ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions.

The Company's equity method investments are initially reported at cost and then adjusted each period for the Company's share of the investee's income or loss and dividends paid, if any. The Company's proportionate share of the net income (loss) resulting from these investments is reported under the line item captioned "Equity method investment loss" on the consolidated statements of operations. The Company classifies distributions received from equity method investments using the cumulative earnings approach in the consolidated statements of cash flows.

INVESTMENTS IN EQUITY SECURITIES

On November 14, 2025, the Company executed a Series Seed Preferred Share Purchase Agreement to acquire a minority equity interest in a private AI technology company. As of December 31, 2025, the Company holds 1,217,730 Series 2 Seed Preferred Shares, representing approximately a 2.60% ownership interest on a fully diluted basis. These shares are convertible into common stock at the Company's option and carry a liquidation preference of CAD 0.2053 per share. The shares are non-redeemable and represent a permanent equity interest in the investee. The shares entitle the Company to dividend and voting rights on an as-converted basis and provide certain protective rights over major corporate actions of the investee. The total cash consideration for this investment was $0.2 million, which was recorded as an accrued investment payable at December 31, 2025, and subsequently settled in cash on January 2, 2026.

The Company evaluated the nature of this investment and determined that it does not exercise significant influence over the operating and financial policies of the investee. Because this investment does not have a readily determinable fair value, the Company has elected to account for it utilizing the measurement alternative under ASC 321, Investments—Equity Securities. Due to the size of the investment, the carrying value is included within Other Assets on the Consolidated Balance Sheets. Under this method, the investment is recorded at cost, less any impairment, and is adjusted for subsequent observable price changes in orderly transactions for identical or similar investments of the same issuer. The Company performs a qualitative assessment each reporting period, including a review of the investee's financial performance and industry trends, to evaluate whether the investment is impaired. As of December 31, 2025, no such impairments or observable price changes were identified.

ACCOUNTS RECEIVABLE

Accounts receivable is comprised of receivables from subscriptions revenue, license fees revenue, and other revenue. The Company records accounts receivable net of an allowance for expected credit losses. Effective January 1, 2025, the Company early adopted ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets* and elected the practical expedient to assume that current economic conditions as of the balance sheet date remain constant over the remaining life of its current accounts receivable. The allowance is determined based on a review of the estimated collectability of the specific accounts, historical loss experience, and existing economic conditions. Uncollectible amounts are written off against the allowance for credit losses accounts once management determines collection of such amount, or a portion thereof, to be less than probable. As of December 31, 2025, and 2024, allowance for expected credit losses was an immaterial amount and $0.2 million, respectively.

CONTENT ASSETS

The Company acquires, licenses and produces content, including original programming, in order to offer customers unlimited viewing of factual entertainment content. Content license terms generally include a fixed fee and specific windows of availability. Payments for content, including additions to content assets and the changes in related liabilities, are classified within Net cash provided by (used in) operating activities on the consolidated statements of cash flows. Content acquired or licensed through trade and barter transactions is also reported within additions to content assets at fair value.

The Company recognizes its content assets as Content assets, net on the consolidated balance sheets. For licensed content, the Company capitalizes the fee per title and records a corresponding liability at the gross amount of the liability when the license period begins, the cost of the title is known, and the title is accepted and available for streaming. For productions, the Company capitalizes costs associated with the production, including development costs, direct costs and production overhead.

Amortization of content assets is reported within Cost of revenues in the consolidated statements of operations. Based on factors including historical and estimated viewing patterns, the Company amortizes content assets on an accelerated basis in the initial two months after a title is published, as the Company has observed and expects more upfront viewing of content, generally as a result of additional marketing efforts.

Furthermore, the amortization of produced content is generally accelerated at a higher amortization rate than that of licensed content. The Company reviews factors that impact the amortization of the content assets on a regular basis and the estimates related to these factors require considerable management judgment. The Company continues to review factors impacting the amortization of content assets on an ongoing basis and will also record amortization on an accelerated basis when there is more upfront use of a title, for instance due to significant content licensing.

The Company's primary business model is subscription-based as opposed to a model based on generating revenues at a specific title level. Content assets are predominantly monetized as a group and therefore are reviewed in aggregate at a group level when an event or change in circumstances indicates a change in the expected usefulness of the content or that the fair value may be less than unamortized cost. If such changes are identified, the aggregated content library will be stated at the lower of unamortized cost or fair value. In addition, unamortized costs are written off for content assets that have been, or are expected to be abandoned.

PROPERTY AND EQUIPMENT

Property and equipment are stated at historical cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the non-cancelable lease term or the estimated useful lives. Repairs and maintenance expenses are expensed as incurred.

The Company capitalizes certain internal-use software development costs, which consist primarily of direct labor and third-party costs. Capitalization begins when management has authorized and committed to funding the project and it is probable that the project will be completed and used for its intended function. Capitalization ceases when the software is ready for its intended use. These costs are amortized on a straight-line basis over the software's estimated useful life, generally 3 years. Repairs and maintenance expenses are expensed as incurred.

LONG-LIVED ASSETS

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amount to the future undiscounted cash flows the assets are expected to generate. If long-lived assets are considered impaired, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its fair value. For the years ended December 31, 2025, and 2024, the Company recognized no impairment charges related to long-lived assets .

INTANGIBLE ASSETS

Intangible assets, excluding capitalized internal-use software costs, are carried at cost and amortized over their estimated useful lives. Amortization is recorded within general and administrative expenses in the consolidated statements of operations. The Company reviews identifiable finite-lived intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its ultimate disposition. Measurement of any impairment loss is based on the amount by which the carrying value of the asset exceeds its fair value. The Company's policy and disclosures for internal-use software costs are included within the Property and Equipment policy.

WARRANT LIABILITY

The Company previously classified its Private Placement Warrants as liabilities prior to their expiration in October 2025, as the terms of these warrants provided for potential changes to the settlement amounts dependent upon the characteristics of the warrant holder and because the holder of a warrant is not an input into the pricing of a fixed-for-fixed option on equity shares. Such provisions precluded the warrants from classification as equity. The Private Placement Warrants were recorded at fair value on the consolidated balance sheets, and changes in their fair value were reported in the consolidated statements of operations. During the third quarter of 2025, the fair value of the warrant liability was reduced to zero as the warrants approached their expiration. All such warrants subsequently expired unexercised on October 14, 2025, and are no longer outstanding.

REVENUE RECOGNITION

The Company's performance obligations include:

1. Access to its SVOD platform on a subscription basis either directly or through a partner, whereby the performance obligation is satisfied as access is provided following any free trial period;
2. Access to the Company's content assets, whereby the performance obligation is satisfied as access to the content is provided; and
3. Licenses of specific program titles, whereby the performance obligation is satisfied as that content is made available for the customer to use.

Direct Business

The Company's streaming content is provided to consumers through two primary distribution channels: (i) direct-to-consumer ("DTC") and (ii) third-party platforms, referred to as Partner Direct. Collectively, DTC and Partner Direct comprise the Company's Direct Business.

Direct Business. DTC includes subscriptions to consumers as well as bulk subscriptions through enterprises, and provides monthly or annual subscription terms, which are generally billed and payable upfront. Pricing varies based on the subscriber's location, the selected subscription tier, and the contract term. The Company's primary performance obligation is to provide continuous access to its content library over the subscription period. As the subscriber simultaneously receives and consumes the benefits of this access, revenue is recognized ratably over the term of the subscription. Revenues are presented net of the taxes that are collected from subscribers and remitted to governmental authorities.

To ensure wide accessibility, the Company has developed applications for major customer devices, including streaming media players (such as Roku, Apple TV, and Amazon Fire TV) and smart TVs (including LG, Vizio, and Samsung). For subscriptions generated through these third-party app stores, the platform typically bills the subscriber and remits the fee to the Company net of a distribution fee. The Company has determined it acts as the principal in these relationships because it retains control over service delivery and is primarily responsible for fulfilling the promise to provide content access. Accordingly, DTC revenue is recognized on a gross basis, and corresponding distribution fees are recorded as cost of revenues.

Partner Direct. Partner Direct revenue consists of license fees from multichannel video programming distributors ("MVPDs"), virtual MVPDs ("vMVPDs"), and digital distributor partners, including Comcast, Cox, Dish, Amazon Prime Video Channels, Apple Channel, The Roku Channel, Sling TV, and YouTube TV.

In these arrangements, the Company's performance obligation is to provide the partner's subscribers with access to CuriosityStream content via the partner's platform. Revenue is typically recognized over the term of the agreement as the service is provided. For agreements structured with per-subscriber fees, revenue is recognized in the period the service is provided based on reported subscriber counts. For fixed-fee arrangements, revenue is recognized on a straight-line basis over the contractual period.

Content Licensing

The Company generates content licensing revenue through the licensing of its content library and proprietary data assets to third-party media and technology companies.

Library Sales. Through our Content Licensing business, we license a collection of existing titles from our content library to media companies. Additionally, the Company licenses and sublicenses proprietary content and data assets to companies for the purpose of training large-language learning models for artificial intelligence (AI) products. The Company has determined these licenses represent the transfer of functional intellectual property, as the content has significant standalone functionality.

Revenue from these arrangements is recognized at a point in time when the license period begins and the content or data assets are made available for the counterparty's use, representing the moment control is transferred. For certain AI licensing deals involving high-volume data transfers, revenue is recognized as the underlying performance obligations are met, which may occur as data sets are delivered and accepted by the customer, at which point payment of cash consideration is typically due within 30 days.

Bundled Distribution

Our Bundled Distribution business includes affiliate relationships with our bundled MVPD and vMVPD partners, which are broadband and wireless companies in the U.S. and international territories to whom we can offer a broad scope of rights, including 24/7 "linear" channels, our video-on-demand content library, mobile rights and pricing and packaging flexibility, in exchange for an annual fixed fee or fee per subscriber.

The Company's Bundled Distribution revenue is derived from affiliate relationships with bundled MVPD and vMVPD partners, including broadband and wireless companies in the U.S. and international territories. These agreements typically convey a broad scope of rights, including access to 24/7 "linear" channels, the Company's video-on-demand content library, mobile rights, and pricing and packaging flexibility. The Company has identified the license of intellectual property and the continuous delivery of content updates as a single performance obligation because the license and the updates are highly interrelated and represent a combined output provided to the partner. This performance obligation is satisfied over time as the partner simultaneously receives and consumes the benefit of the service over the contractual term.

The transaction price for these arrangements typically consists of either an annual fixed fee or a fee per subscriber. For fixed-fee arrangements, revenue is recognized on a straight-line basis over the term of the agreement, representing the Company's stand-ready obligation to provide content access. For per-subscriber arrangements, revenue is recognized in the period the service is provided based on the actual number of subscribers reported by the partner. Partners typically remit payment of consideration due to the Company on a quarterly basis. These agreements are frequently structured as long-term, multi-year contracts, and the Company recognizes revenue as it fulfills its promise to provide ongoing access to its content ecosystem.

Trade and Barter Transactions

The Company engages in non-monetary trade and barter transactions to exchange content assets through licensing agreements with media counterparties. Certain transactions may also include the exchange of advertising, whereby the Company and its counterparties exchange media campaigns or other promotional services. The Company reviews each transaction to confirm that the content assets, advertising, or other services it receives have economic substance and records revenue in an amount equal to the fair value of what it receives at the time that it completes its performance obligation.

For advertising, the performance obligation is satisfied upon the Company's delivery of the media campaign or other service to the counterparty. For an exchange of content, the performance obligation is satisfied at the time the content is made available for the counterparty to use, which represents the point in time that control is transferred.

Determining the fair value of content assets received in barter transactions requires significant management judgment. The Company utilizes a standardized framework that classifies content into tiers based on a holistic assessment of factors, including the recency of production, production value, and audience appeal. For each tier, the Company applies standardized valuation points derived from observed market bands for long-form factual and documentary content, including externally quoted rates and executed third-party licenses for similar assets, representing Level 2 inputs in the fair value hierarchy prescribed by ASC 820.

Because market benchmarks often vary in duration and scope, the Company normalizes pricing data from recent comparable transactions and external pricing data to align with the specific terms of its barter agreements. Many third-party benchmarks reflect one-year, non-exclusive licenses, whereas the Company's barter agreements typically involve multi-year terms. Management adjusts market-based rates to account for these differences in duration and rights packages, ensuring that the final assigned value represents a reasonable estimate of the total license value over the life of the agreement. The Company applies these fixed valuation tiers consistently across transactions to prevent opportunistic valuation changes, with limited exceptions for high-volume content or significantly restricted rights grants.

Other

The Company provides advertising and sponsorship services through integrated digital brand partnerships designed to deliver content and brand messaging across various platforms. These services include short- and long-form program integration, branded social media promotional videos, and broadcast advertising spots within video and audio programs made available on linear channels or in front of the paywall. Additionally, the Company generates revenue through digital display ads and content delivery via advertising-based video-on-demand (AVOD), free advertising-supported streaming television (FAST), YouTube, and other digital distribution channels.

The Company identifies each distinct advertising or sponsorship deliverable as a separate performance obligation, and for arrangements involving multiple deliverables, the transaction price is allocated to each based on its relative standalone selling price. Revenue is recognized when the performance obligation is satisfied, which occurs when the advertisement or sponsored content is aired, displayed, or otherwise made available to the intended audience. For impression-based advertising delivered via digital display or AVOD/FAST channels, revenue is typically recognized in the period the impressions are delivered, whereas revenue for program integration and branded content is recognized upon the initial release or broadcast, representing the point in time when control of the service transfers to the customer. In certain multi-period sponsorship arrangements where the Company provides a continuous brand presence, revenue is recognized ratably over the term of the agreement as the benefit is simultaneously received and consumed by the sponsor.

In digital distribution arrangements where the Company utilizes third-party platforms to serve advertisements, revenue is recognized on a gross basis when the Company maintains control over the advertising inventory and is primarily responsible for fulfilling the delivery to the advertiser. Conversely, in instances where the third-party platform maintains control over the inventory or the sale process, revenue is recognized net of the fees retained by the platform. The Company also considers variable consideration in its advertising contracts, such as viewership-based share or volume-based discounts, and recognizes such revenue only to the extent that a significant reversal is not probable.

COST OF REVENUES

Cost of revenues primarily includes content asset amortization, streaming delivery costs, payment processing costs and distribution fees.

ADVERTISING AND MARKETING

Advertising and marketing expenses include digital, radio, and television advertisements as well as brand awareness expenditures. These costs are expensed as incurred. For the years ended December 31, 2025, and 2024, advertising and marketing expenses were $14.0 million and $14.4 million, respectively, and are reflected in the accompanying consolidated statements of operations.

STOCK-BASED COMPENSATION

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This compensation cost is recognized in earnings over the period during which an employee is required to provide the service, with the Company accounting for forfeitures as they occur. The Company's equity awards, which include RSUs and stock options, may be subject to service-based, performance-based, or market-based vesting conditions.

For awards with only service-based conditions, the fair value is recognized as an expense on a straight-line basis over the requisite service period. For performance-based awards that vest upon the achievement of specific financial or operational goals, the Company recognizes compensation expense only when it is determined that it is probable the performance criteria will be met. The Company reassesses the probability of vesting for these awards at each reporting period and adjusts cumulative compensation expense for any subsequent changes in that probability.

For awards subject to market-based conditions, the grant-date fair value is estimated using a Monte Carlo simulation model. Compensation expense for market-based awards is recognized over the derived service period regardless of whether the market condition is ultimately satisfied, provided the requisite service is rendered. When RSUs vest or options are exercised, the Company typically issues previously unissued shares of Common Stock.

Refer to *Note 8 - Stock-Based Compensation* in the *Notes to Consolidated Financial Statements* for further information regarding the specific assumptions and valuation models used for these awards.

NONQUALIFIED DEFERRED COMPENSATION PLAN

In July 2025, the Company established a nonqualified deferred compensation plan (the "NQDC Plan") for the benefit of a select group of management and highly compensated employees, including the Company's Chief Executive Officer and Chief Financial Officer. The NQDC Plan allows eligible participants to defer a portion of their base salary and/or annual incentive compensation.

The Company records a liability for participant deferrals, which represents an unsecured general obligation of the Company to pay the participants in the future. This liability is adjusted in each reporting period to reflect the performance of the investments selected by the participants, with a corresponding charge or credit to compensation expense in the Consolidated Statements of Operations. As of December 31, 2025, the NQDC Plan liability was $0.1 million and is included in "Other liabilities" on the Consolidated Balance Sheets. Refer to N*ote 11- Retirement Plan* in the *Notes to Consolidated Financial Statements* for further information.

RESTRUCTURING

From time to time, the Company approves and implements restructuring plans to align internal resources and reduce costs. These plans may include employee terminations and contract cancellations. In 2023, the Company initiated a restructuring plan that resulted in the elimination of certain full-time positions. While the workforce optimization plan was initiated in 2023, the administrative execution and related settlement of severance obligations extended into 2024. As a result, the Company recorded pre-tax restructuring charges of an immaterial amount and $0.2 million for the year ended December 31, 2025 and 2024, respectively, primarily related to severance and workforce optimization costs. These expenses were classified within general and administrative expenses in the accompanying consolidated statements of operations. Of the total restructuring costs, the Company paid $0.1 million in 2025 and $0.9 million in 2024, respectively.

FOREIGN CURRENCY TRANSACTIONS

The Company's functional currency is the U.S. dollar. Foreign currency transaction gains and losses, which result from the settlement of receivables or payables denominated in currencies other than the functional currency, are included in Other income (expense), net in the Consolidated Statements of Operations. The aggregate foreign currency transaction loss included in net loss was of an immaterial amount and $0.1 million for the years ended December 31, 2025 and 2024, respectively

INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the carrying amounts of existing assets and liabilities as reported in the consolidated balance sheets and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as a component of the income tax provision in the period that includes the enactment date. A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

The Company's tax positions are subject to income tax audits. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is more likely than not (greater than 50% likely) to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in its tax provision.

The Company calculates the current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed income tax returns are recorded when identified. The amount of income tax paid is subject to examination by U.S. federal and state tax authorities. The estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of the relevant risks, facts, and circumstances existing at that time. To the extent the assessment of such tax position changes, the change in estimate is recorded in the period in which the determination is made.

RECENT ACCOUNTING PRONOUNCEMENTS

As of December 31, 2025, the Company ceased to be an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (JOBS Act), because that date marked the last day of the fiscal year following the fifth anniversary of the Company's initial public offering. While the Company previously elected to use the extended transition period provided by the JOBS Act to delay the adoption of new or revised accounting pronouncements until such time as those pronouncements were applicable to private companies, the sunset of its emerging growth company status means the Company is now generally required to comply with new or revised accounting standards on the timelines applicable to public business entities.

The Company continues to qualify as a "smaller reporting company" and a "non-accelerated filer" under the rules of the Securities and Exchange Commission. Although the Company has transitioned to the adoption timelines for public business entities, as a smaller reporting company, it may still be eligible to take advantage of certain accommodations and alternative effective dates for specific accounting standards where the Financial Accounting Standards Board (FASB) allows for a staggered adoption for smaller registrants. The Company will evaluate the impact of any such standards on its consolidated financial statements as they are issued.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. The Company adopted this guidance on January 1, 2025, on a prospective basis. The adoption resulted in expanded disclosures in Note 15 - *Income Taxes*, specifically regarding the rate reconciliation and cash taxes paid, but did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.* This update provides all entities with a practical expedient that allows them to assume that current economic conditions as of the balance sheet date remain unchanged for the remaining life of the assets when estimating expected credit losses for current accounts receivable and contract assets. In the fourth quarter of 2025, the Company early adopted ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The Company applied the provisions of this standard prospectively as of January 1, 2025. Under the standard's practical expedient, the Company assumes that current economic conditions will remain constant over the remaining life of its accounts receivable. The adoption did not have a material impact on the Company's consolidated financial position or results of operations.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): T*argeted Improvements to the Accounting for Internal-Use Software. This update modernizes the accounting for internal-use software by removing prescriptive project stages and replacing them with a principles-based recognition threshold. Under the new guidance, capitalization of software development costs begins when (i) management has authorized and committed to funding the project and (ii) it is probable that the project will be completed and the software will be used for its intended function. The amendments in this ASU are effective for the Company's annual reporting period beginning January 1, 2028, and interim periods within that fiscal year. Early adoption is permitted. The Company early adopted this standard on January 1, 2025, using the prospective transition method. Accordingly, the new guidance was applied to software development costs incurred on or after the adoption date for both new and existing projects. The adoption of this standard did not have a material impact on the Company's consolidated financial position or results of operations. As required by the standard, capitalized internal-use software costs are now subject to the disclosure requirements of Topic 360, Property, Plant, and Equipment.

Accounting Pronouncements Issued but not Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures* (*Subtopic 220-40): Disaggregation of Income Statement Expenses*, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. In January 2025, the FASB issued ASU 2025-01, *Clarifying the Effective Date*, which amended the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The standard allows for adoption using either a prospective or a retrospective method of transition. The Company is currently evaluating the impact of adopting ASU 2024-03, including the clarification provided by ASU 2025-01.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270)*: *Narrow-Scope Improvements*. The amendments in this update are intended to improve the navigability of interim reporting guidance and clarify when Topic 270 is applicable. The ASU provides a comprehensive list of interim disclosure requirements and introduces a disclosure principle requiring an entity to disclose any events or significant changes since the most recent annual reporting period that have a material effect on the entity. The new guidance is effective for the Company's interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted for all entities, and the amendments may be applied either prospectively or retrospectively. The amendments in this update may be applied either prospectively or retrospectively to all periods presented. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements and related disclosures.

NOTE 3 - EQUITY INVESTMENTS

EQUITY INVESTMENTS

On November 14, 2025, the Company executed a Series Seed Preferred Share Purchase Agreement to acquire a minority equity interest in a private AI technology company. As of December 31, 2025, the Company holds 1,217,730 Series 2 Seed Preferred Shares, representing approximately a 2.60% ownership interest on a fully diluted basis. These shares are convertible into common stock at the Company's option and carry a liquidation preference of $0.20530 per share. The shares are non-redeemable and represent a permanent equity interest in the investee. The shares entitle the Company to dividend and voting rights on an as-converted basis and provide certain protective rights over major corporate actions of the investee. The total cash consideration for this investment was $0.2 million, which was recorded as an accrued investment payable at December 31, 2025, and subsequently settled in cash on January 2, 2026.

The Company's holds equity investments in Spiegel TV Geschichte und Wissen GmbH & Co. KG (the "Spiegel Venture") and Watch Nebula LLC ("Nebula"). The Company accounts for these investments under the equity method of accounting. The carrying value of the Company's equity method investment in the Spiegel Venture was reduced to zero as of December 31, 2024, and remains unchanged as of December 31, 2025. The carrying values for the investment in Nebula as of December 31, 2025, and 2024, were as follows:

(in thousands)	Nebula
Balance, December 31, 2024	$ 3,848
Equity method investment loss	(180)
Balance, December 31, 2025	$ 3,668

Spiegel Venture

In July 2021, the Company acquired a 32% ownership in the Spiegel Venture for an initial investment of $3.3 million. The Spiegel Venture, which prior to the Company's equity purchase, was jointly owned and operated by Spiegel TV GmbH ("Spiegel TV") and Autentic GmbH ("Autentic"), operates two documentary channels, and a free advertising-supported streaming television (FAST) channel, and receives a share of revenue from the Company's German-language SVOD service. The Spiegel Venture provides factual content to audiences in Germany and certain German-speaking regions of other countries. As of December 31, 2024, the Company's carrying value in the Spiegel Venture was written down to zero as the Company's share of cumulative losses exceeded its initial investment. The Company has not received any dividends from the Spiegel Venture as of December 31, 2025.

The Company has a call option that permits it to require Spiegel TV and Autentic to sell their ownership interests in the Spiegel Venture ("Call Option") to the Company. The Call Option, exercisable at a value based on a determinable calculation in the SPA, is initially exercisable only during the period that is the later of (i) the 30-day period following the adoption of Spiegel Venture's audited financial statements for the fiscal year 2025, and (ii) the period between March 1, 2026, and March 31, 2026.

Together with the Call Option, each of Spiegel TV and Autentic has a put option that permits it to require the Company to purchase their interest ("Put Option") at a value based on a determinable calculation outlined in the SPA. The Put Option is initially exercisable only during the period that is the later of i) the 60-day period following the adoption of Spiegel Venture's audited financial statements for the fiscal year 2025, and (ii) the period between April 1, 2026, and April 30, 2026.

As of December 31, 2025, the Company estimated the aggregate purchase price payable to be in the range of $1.8 million and $2.2 million based on the formula set forth in the SPA and management's current expectations. The ultimate amount, if any, will depend on the Spiegel Venture's audited fiscal 2025 results and other period-end adjustments and could differ materially from this estimate.

In the event that neither the Call Option nor the Put Option is exercised, both options will continue to be available to each respective party in perpetuity beginning in the following year, with its exercise limited to the applicable date range outlined above.

Nebula

Nebula is an SVOD technology platform built for and by a group of independent content creators. Prior to the Company's investment, Nebula was a wholly owned subsidiary of Standard Broadcast LLC ("Standard"). On August 23, 2021, the Company purchased a 12% ownership interest in Nebula for $6.0 million. Upon its initial investment, the Company obtained 25% representation on Nebula's Board of Directors.

Since the time of its original investment, the Company purchased additional incremental ownership interests, each for a payment of $0.8 million and representing 1.625% of equity ownership, if Nebula met certain quarterly targets. The Company made three subsequent incremental purchases, bringing its total ownership interest in Nebula to 16.875% as of December 31, 2023. The opportunity or obligation to make additional purchases ended as of September 30, 2023. Because the Company did not purchase at least two consecutive ownership interests in Nebula, effective December 15, 2023, Standard removed the Company's seat on the Nebula Board of Directors. The Company has not received dividends from Nebula as of December 31, 2025.

Beginning August 2021, the Company included access to Nebula's SVOD service as a part of a combined *CuriosityStream / Watch Nebula* subscription offer and as part of the Company's *Smart Bundle* subscription package. As part of this arrangement, the Company shared revenue with Nebula, based on certain metrics, and paid monthly. On September 26, 2023, Nebula provided the Company with a notice of non-renewal (the "Nebula Non-Renewal"), which resulted in the expiration of the revenue share at the end of 2023. Nebula was still required to make its service available to subscribers to either of these offerings through the end of the term of any such subscription that existed as of December 31, 2023.

Impairment Assessment

The Company regularly reviews its investments in equity method investees for impairment, including when the carrying value of an investment exceeds its related market or fair value. If it is determined that an investment has sustained an "other-than-temporary" decline in value, the investment is written down to its fair value. Factors considered in this determination include: (i) the market value of the investee in relation to its cost basis, (ii) the financial condition and operating performance of the investee, and (iii) the Company's intent and ability to retain the investment for a sufficient period to allow for a recovery in the market value of the investment.

As a result of an impairment analysis performed in 2024, the Company determined the carrying value of its investment in the Spiegel Venture exceeded its fair value, and recorded an impairment charge a $0.1 million to reduce the carrying value to zero. As of December 31, 2025 and 2024, the carrying value of the Spiegel Venture remained zero. No impairment charges were recorded for equity method investments during the year ended December 31, 2025.

NOTE 4 - BALANCE SHEET COMPONENTS

CASH, CASH EQUIVALENTS, RESTRICTED CASH AND INVESTMENTS

A reconciliation of the Company's cash and cash equivalents in the consolidated balance sheets to cash, cash equivalents and restricted cash in the consolidated statements of cash flows as of December 31, 2025, and 2024 is as follows:

	Year Ended December 31,	
(in thousands)	2025	2024
Cash and cash equivalents	$ 18,318	$ 7,826
Restricted cash	60	125
Cash, cash equivalents and restricted cash	$ 18,378	$ 7,951

As of December 31, 2025, and 2024, the Company held $0.1 million in restricted cash. These funds serve as collateral required by a financial institution in connection with the Company's corporate credit card agreements.

To determine the fair value of its investments in money market funds, certificate of deposit, mutual funds, U.S. Government and corporate debt securities, the Company uses unadjusted quoted market prices (Level 1 inputs), and quoted prices for comparable assets (Level 2 inputs), respectively. As of December 31, 2025, and December 31, 2024, the fair value of the Company's securities investments was as follows:

(in thousands)	December 31, 2025				December 31, 2024			
	Cash and Cash Equivalents	Short-term Investments	Investments (non-current)	Total	Cash and Cash Equivalents	Short-term Investments	Investments (non-current)	Total
Level 1 Securities								
Money market funds	$ 10,842	$ —	$ —	$10,842	$ 3,512	$ —	$ —	$3,512
Certificate of deposit	—	—	—	—	—	9,000	—	—
Mutual funds	—	—	76	76	—	—	—	—
U.S. government securities	250	—	—	250	—	1,495	—	1,495
Total Level 1 Securities	11,092	—	76	11,168	3,512	10,495	—	14,007
Level 2 Securities								
Corporate debt securities	4,234	8,964	—	13,198	649	13,736	7,459	21,844
Total Level 2 Securities	4,234	8,964	—	13,198	649	13,736	7,459	21,844
Total	$ 15,326	$ 8,964	$ 76	$24,366	$ 4,161	$ 24,231	$ 7,459	$35,851

The following table provides the amortized cost and estimated fair value of investments with fixed maturities as of December 31, 2025:

(in thousands)	December 31, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt Securities:				
Corporate Debt Securities	$ 13,200	$ —	$ (2)	$ 13,198
U.S. Government Debt Securities	250	—	—	250
	$ 13,450	$ —	$ (2)	$ 13,448

The Company did not record any realized gains or losses on its debt securities for the years ended December 31, 2025, and 2024.

For the year ended December 31, 2025, the Company recorded a nominal amount of net investment income and an unrealized loss related to the mutual funds held in the Rabbi Trust related to the NQDC plan, which is included in Interest and other income, net in the Consolidated Statements of Operations.

Accrued interest on held-to-maturity securities is excluded from the amortized cost basis. As of December 31, 2025, the total accrued interest receivable excluded from the disclosed amortized cost basis was $0.1 million, net of any allowance for credit losses.

The Company's held-to-maturity investments as of December 31, 2025, consist of short term, investment-grade debt securities, primarily corporate bonds and U.S. Treasury securities. Based on external credit ratings and economic forecasts, the Company determined that the expected credit losses over the lifetime of these securities are immaterial. Therefore, no allowance for credit losses has been recorded for these securities as of December 31, 2025.

The following table provides the amortized cost and estimated fair value of investments with fixed maturities as December 31, 2025:

| | December 31, 2025 | |
| | Amortized Cost | Estimated Fair Value |
(in thousands)		
Due in one year or less	$ 13,450	$ 13,448
Total	$ 13,450	$ 13,448

Our investment in the private AI technology company is an equity security without a readily determinable fair value and is measured using the measurement alternative under ASC 321; accordingly, it is not categorized within the fair value hierarchy.

ALLOWANCE FOR CREDIT LOSSES

The following table summarizes the activity in the allowance for credit losses for the years ended December 31, 2025 and 2024, which reflects management's estimate of expected credit losses over the contractual life of the Company's accounts receivable.

(in thousands)	2025	2024
Balance at beginning of period	$ 243	$ 458
Provisions for credit losses	12	240
Write-offs charged against the allowance	(77)	(241)
Recoveries of amounts previously written off	(171)	(214)
Balance at end of period	$ 7	$ 243

CONTENT ASSETS

As of December 31, 2025, and 2024, content assets, net consisted of the following:

| | Year Ended December 31, | |
(in thousands)	2025	2024
Licensed content, net		
Released, less amortization and impairment	$ 9,307	$ 10,190
Prepaid and unreleased	11,209	3,139
Total licensed content, net	20,516	13,329
Produced content, net		
Released, less amortization and impairment	10,292	17,717
In production	192	465
Total produced content, net	10,484	18,182
Total content assets, net	$ 31,000	$ 31,511

Of the $9.3 million unamortized cost of licensed content that had been released as of December 31, 2025, the Company expects that $5.9 million, $2.0 million, and $0.5 million will be amortized in each of the next three years. Of the $10.3 million unamortized cost of produced content that had been released as of December 31, 2025, the Company expects that $4.7 million, $3.5 million, and $1.5 million will be amortized in each of the next three years.

As of December 31, 2025, the Company has licensed content that is contractually completed but not yet released. The timing of the release for this content is uncertain, and therefore, the Company cannot reasonably estimate the portion of costs that will be amortized in the next 12 months. The Company will recognize amortization once the content is published and available for monetization.

Content assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment charges were recognized during the years ended December 31, 2025 and 2024.

Amortization

In accordance with its accounting policy for content assets, the Company amortizes licensed content costs and produced content costs, which is included within cost of revenues in the Company's consolidated statements of operations. For the years ended December 31, 2025, and 2024, content amortization was as follows:

(in thousands)	Year Ended December 31,			
	2025		2024	
Licensed content	$	7,546	$	8,203
Produced content		6,965		10,927
Total	$	14,511	$	19,130

ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following as of December 31, 2025, and December 31, 2024:

(in thousands)	Year Ended December 31,			
	2025		2024	
Accrued payroll and benefits	$	4,964	$	2,540
Accrued revenue share		3,846		956
Sales & Income Tax liabilities		935		946
Accrued royalties		452		53
Operating lease liabilities		428		396
Dividends payable		408		1,415
Other accrued expenses		1,061		697
Total	$	12,094	$	7,003

PROPERTY AND EQUIPMENT

As of December 31, 2025, and 2024, property and equipment, summarized by major classifications, were as follows:

(in thousands)	Estimated Useful Life (in Years)	Year Ended December 31,			
		2025		2024	
Furniture and fixtures	10 to 15	$	98	$	101
Equipment	5		942		1,040
Computer and software	3 to 5		379		470
Website and application development	3		—		37
Leasehold improvements	Lesser of lease term or lives		703		703
Work-in-progress	—		—		77
Property and equipment, gross			2,122		2,428
Less accumulated depreciation and amortization			1,718		1,908
Property and equipment, net		$	404	$	520

Depreciation and amortization expense related to property and equipment, including the amortization of internal-use software and leasehold improvements, was $0.1 million and $0.3 million for the years ended December 31, 2025, and 2024, respectively.

WARRANT LIABILITY

As described in *Note 6 - Stockholders' Equity*, the Private Placement Warrants were classified as a non-current liability and reported at fair value at each reporting period. All such warrants expired unexercised on October 14, 2025. As of December 31, 2025, there was no outstanding warrant liability on the consolidated balance sheet.

The following table presents the fair value of the warrant liability as of December 31, 2024:

(in thousands)	As of December 31, 2024
Level 3	
Private Placement Warrants	$ 88
Total Level 3	$ 88

NOTE 5 - REVENUE

The following table sets forth the Company's disaggregated revenues for the years ended December 31, 2025, and 2024, as well as the relative percentage to total revenue.

	Year Ended December 31,			
(in thousands)	2025		2024	
Direct Business:				
Direct-to-Consumer	$ 23,763	33%	$ 31,332	61%
Partner Direct	9,850	14%	7,260	14%
Total Direct Business	33,613	47%	38,592	75%
Content Licensing:				
Library sales*	33,233	46%	7,357	14%
Presales	—	—%	441	1%
Total Content Licensing	33,233	46%	7,798	15%
Bundled Distribution	3,379	5%	3,937	8%
Other	1,433	2%	807	2%
Total revenues	$ 71,658		$ 51,134	

* Amounts includes $12.6 million and $4.5 million from trade and barter transactions for the years ended December 31, 2025, and 2024, respectively.

REMAINING PERFORMANCE OBLIGATIONS

As of December 31, 2025, the Company expects to recognize revenues in the future related to performance obligations that are unsatisfied as follows:

	Year Ended December 31,					
(in thousands)	2026	2027	2028	2029	Thereafter	Total
Remaining performance obligations	$ 2,467	$ 506	$ 296	$ 94	$ 12	$ 3,375

These amounts include only fixed consideration or minimum guarantees and do not include amounts related to (i) contracts with an original expected term of one year or less or (ii) licenses of content that are solely based on sales or usage-based royalties.

DEFERRED REVENUE

Contract liabilities (i.e., deferred revenue) consists of subscriber and affiliate license fees billed that have not been recognized, amounts contractually billed or collected for content licensing sales in advance of the related content being made available to the customer, and unredeemed gift cards and other prepaid subscriptions that have not been redeemed. Approximately 90% of the contract liability balance relates to annual subscriptions.

As of December 31, 2025, and 2024, total deferred revenues were $8.7 million and $11.4 million, respectively, with non-current portions of $0.3 million and $0.4 million, respectively, which are recorded within other liabilities in the consolidated balance sheets.

The decrease of $2.6 million in the contract liability balance during the fiscal year ended December 31, 2025, was primarily driven by a $2.5 million decrease in deferred revenue from Direct-to-Consumer (DTC) subscriptions. This decline is consistent with an overall decrease in the Company's subscriber count during the year ended December 31, 2025.

The following table provides a roll-forward of the contract liability balances for the fiscal year ended December 31, 2025:

(in thousands)	2025	2024
Balance at beginning of period	$ 11,350	$ 15,172
Revenue recognized in the current period from beginning balance	(10,951)	(14,671)
New deferrals, net of amounts recognized in current period	8,334	10,849
Balance at end of period	$ 8,733	$ 11,350

TRADE AND BARTER TRANSACTIONS

During 2025, the Company continued to enter into trade and barter transactions, primarily for the purpose of exchanging content assets through licensing agreements with media counterparties.

For content acquired through trade and barter transactions, the Company records the acquired assets in the consolidated balance sheet and amortizes those assets over the term of the content license, beginning at the time the asset is published, in accordance with the Company's content and amortization policies. For other products and services received through trade and barter transactions, the Company records operating expenses upon receipt of such products and services, as applicable.

The transaction price for these contracts is measured at the estimated fair value of the non-cash consideration received unless this is not reasonably estimable, in which case, the consideration is measured based on the standalone selling price of the services provided. For an exchange of content, the performance obligation is satisfied at the time the content is made available for the counterparty to use, which represents the point in time that control is transferred. For advertising, the performance obligation is satisfied upon the Company's delivery of the media campaign or other service to the counterparty.

For the years ended December 31, 2025, and 2024, trade and barter revenues were as follows:

	Year Ended December 31,	
(in thousands)	2025	2024
Trade and barter license fees: Content licensing	$ 12,573	$ 4,530

For the years ended December 31, 2025, and 2024, trade and barter costs of revenue were as follows:

	Year Ended December 31,	
(in thousands)	2025	2024
Trade and barter costs of revenue	$ 18	$ —

For the years ended December 31, 2025, and 2024, additions to content assets resulting from trade and barter transactions were as follows:

(in thousands)	Year Ended December 31,			
	2025		2024	
Trade and barter additions to content assets	$	12,555	$	4,530

NOTE 6 - STOCKHOLDERS' EQUITY

COMMON STOCK

As of December 31, 2025, and 2024, the Company had authorized the issuance of 126,000,000 shares of capital stock, par value of $0.0001 per share, consisting of (i) 125,000,000 shares of Common Stock and (ii) 1,000,000 shares of preferred stock.

TREASURY STOCK

On June 10, 2024, the Company's Board of Directors (the "Board") authorized and approved a share repurchase program for up to $4.0 million of the then-outstanding shares of the Company's common stock. Under the stock repurchase program, the Company may repurchase shares through open market purchases, privately negotiated transactions, block purchases, or otherwise in accordance with applicable federal securities laws.

During the year ended December 31, 2024, the Company had repurchased 216,000 shares of its common stock at an average price of $1.16 per share. The total cost of the repurchase was $0.3 million, which has been recorded as treasury stock in the equity section of the Company's consolidated balance sheets.

There were no share repurchases during the year ended December 31, 2025. As of December 31, 2025, $3.7 million remained available for future repurchases under the Board-authorized program.

WARRANTS

All of the Company's outstanding Warrants expired unexercised on October 14, 2025. As of December 31, 2025, there were no Warrants outstanding and the related warrant liability was zero.

Prior to their expiration, the Company had 3,054,203 Public Warrants and 3,676,000 Private Placement Warrants outstanding. Each whole warrant entitled the registered holder to purchase one share of the Company's common stock at an exercise price of $11.50 per share. The Private Placement Warrants were liability-classified, and the Public Warrants were equity-classified. No warrants were exercised during the years ended December 31, 2025, and 2024.

The Private Placement Warrants were recorded at fair value as of each reporting date with the change in fair value reported in the accompanying consolidated statements of operations as "Change in fair value of warrant liability". The fair value of the Private Placement Warrant liability was estimated using a Black-Scholes pricing model with Level 3 inputs. As of September 30, 2025, the fair value of the Private Placement Warrants was determined to be zero as the Warrants were significantly out-of-the-money and approaching their expiration date. Because the Private Placement Warrants have been written down to zero during the third quarter of 2025, and subsequently extinguished upon expiration, no fair value measurements or significant assumptions were required for the Black-Scholes model as of December 31, 2025. The significant assumptions used to determine fair value as of December 31, 2024, were as follows:

	Year Ended December 31,
	2024
Exercise price	$ 11.50
Stock Price (CURI)	$ 1.53
Expected volatility	107.8%
Expected warrant term (years)	0.8
Risk-free interest rate	4.16%
Dividend yield	2%
Fair Value per Private Placement Warrant	$ 0.02

The changes in fair value of the private placement warrant liability for the years ended December 31, 2025, and 2024 resulted in a gain (loss) of $0.09 million and $(0.04) million, respectively.

NOTE 7 - EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share are computed based on the weighted-average number of shares of the Company's common stock outstanding during the respective periods. Diluted earnings (loss) per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted, using the treasury stock method for stock options, restricted stock units ("RSUs"), and other potentially dilutive instruments. For RSUs, the assumed proceeds under the treasury stock method include the amount of unrecognized compensation cost. Potential common shares are excluded from the diluted per share calculation when their effect is anti-dilutive, including in periods of net loss or when inclusion does not result in a decrease in earnings per share.

For the years ended December 31, 2025, and 2024, the components of basic and diluted net loss per share were as follows:

	Year Ended December 31,	
(in thousands)	2025	2024
Numerator — Basic and Diluted EPS		
Net loss	$ (6,427)	$ (12,941)
Denominator — Basic and Diluted EPS		
Weighted–average shares	57,664	54,480
Net loss per share — Basic and Diluted	$ (0.11)	$ (0.24)

Common shares issuable for warrants, options, and RSUs represent the total amount of outstanding warrants, stock options, and restricted stock units as of December 31, 2025, and 2024. For the years ended December 31, 2025, and 2024, the following share equivalents were excluded from the calculation of diluted net loss per share as the inclusion of such shares would have been be anti-dilutive.

	Year Ended December 31,	
(in thousands)	2025	2024
Options	27	27
Restricted Stock Units	3,428	2,061
Warrants	—	6,730
Total	3,455	8,818

NOTE 8 - STOCK-BASED COMPENSATION

In October 2020, the Board adopted the CuriosityStream 2020 Omnibus Plan (the "2020 Plan"). The 2020 Plan became effective upon consummation of the Business Combination and succeeds the Legacy CuriosityStream Stock Option Plan. Upon adoption of the 2020 Plan, a total of 7,725,000 shares were approved to be issued as stock options, share appreciation rights, restricted stock units and restricted stock. In June 2025, the Company's stockholders approved an amendment to the 2020 Plan to increase the number of shares of common stock reserved for issuance thereunder by 3,000,000 shares, bringing the total number of shares reserved for issuance thereunder to 10,725,000 shares.

Stock options and RSUs generally vest on a monthly, quarterly, or annual basis over a period of up to four years from the grant date. In addition to time-based vesting, certain RSU awards are subject to performance-based conditions (based on the achievement of specific financial or operational goals) or market-based conditions (based on the Company's stock price performance). When options are exercised or RSUs vest, the Company issues previously unissued shares of Common Stock to satisfy the awards, net of shares withheld for taxes if elected by the holder.

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognizing the expense in earnings over the period during which an employee is required to provide the service. Expense for time-based awards is recognized on a straight-line basis over the requisite service period. Expense for awards with accelerated vesting subject to performance or market-based triggers is recognized over the shorter of the derived or requisite time-based service period. Forfeitures are accounted for as they occur.

STOCK OPTIONS

The fair value of stock option awards is estimated using the Black-Scholes option pricing model, which incorporates assumptions regarding stock price volatility, employee exercise behavior, future dividend payments, and risk-free interest rates. Due to a lack of sufficient historical exercise behavior, the Company utilizes the simplified method to estimate the expected term, representing the midpoint between the vesting date and the end of the contractual term. Volatility is estimated using the Company's historical volatility alongside that of similar public companies, while the risk-free interest rate is based on the rate of return on U.S. Treasury securities with maturities approximating the expected term. No options were exercised during the years ended December 31, 2025, or 2024.

Historically, the Board and shareholders approved a stock option exchange program in 2023, permitting the exchange of certain underwater options for RSUs of equivalent fair value. This exchange, completed in July 2023, resulted in 4.6 million options being exchanged for 1.6 million RSUs with a fair value of $0.99 per share. For options already vested at the time, the resulting RSUs fully vested in July 2024; otherwise, original vesting schedules remained in effect. No incremental compensation expense was recorded as a result of this program.

As of December 31, 2025, and 2024, all outstanding stock options were fully exercisable with a weighted-average exercise price of $5.00 and a weighted-average remaining contractual term of 3.67 years. There were no unvested stock options as of December 31, 2025, and 2024.

RSUs

The Company issues RSU awards that vest upon continued service, the achievement of performance conditions, or the attainment of specified market conditions. Certain RSU awards include dividend equivalent rights ("DERs") on dividends declared during the vesting period. These DERs are forfeitable until the underlying RSUs vest and are payable in cash upon vesting. Upon the declaration of dividends, the Company records the related DERs as a dividend payable with a corresponding charge to accumulated deficit; notably, DERs do not result in additional share-based compensation expense.

During the year ended December 31, 2025, the Company granted RSU awards to employees and senior leadership, a significant portion of which were granted in July 2025 and included tranches that vest upon (i) achievement of specified market conditions or (ii) performance conditions or (iii) continued service through dates generally ranging from one to four years.

For tranches with market condition-based vesting terms, grant-date fair value was estimated using a Monte Carlo simulation. Key inputs for this simulation included an expected volatility of 85.5%, risk-free interest rates ranging from 3.87% to 3.95%, an expected dividend yield ranging from 6.5% to 7.1%, and an assumed correlation with peer indices of 1.66 to 1.67. Compensation expense is recognized over the derived service period and is therefore front-loaded, with the majority expected to be recognized in the first three quarters following grant.

For tranches with vesting terms based on performance conditions, grant-date fair value equals the Company's common stock closing price on the grant date; compensation expense is recognized when achievement of the performance condition is considered probable, on a straight-line basis over the remaining requisite service period.

The following table summarizes stock option and RSU activity, prices, and values from December 31, 2024, to December 31, 2025:

	Number of Shares Available for Issuance Under the Plan	Stock Options			Restricted Stock Units	
		Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Number of Shares	Weighted-Average Grant Date Fair Value
Balance as of December 31, 2024	974,473	26,986	$ 5.00	4.67	2,060,920	$ 1.67
Additional shares approved for issuance	3,000,000	—	—	—	—	—
Granted	(4,052,500)	—	—	—	4,052,500	$ 4.04
Options exercised and RSUs vested	789,508	—	—	—	(2,662,232)	$ 2.46
Forfeited or expired	23,333	— $	—	—	(23,333)	$ 1.87
Balance as of December 31, 2025	734,814	26,986	$ 5.00	3.67	3,427,855	$ 3.99

For the years ended December 31, 2025, and 2024, the stock-based compensation expense were as follows:

(in thousands)	Year Ended December 31,	
	2025	2024
Stock-based compensation—Options	$ —	$ 6
Stock-based compensation—RSUs	14,366	6,562
Total stock-based compensation	$ 14,366	$ 6,568

The total fair value of RSUs that vested during the years ended December 31, 2025 and 2024 was $11.3 million and $8.3 million, respectively. This value is calculated based on the closing market price of the Company's common stock on the applicable vesting dates.

The following table summarizes the total remaining unrecognized compensation cost as of December 31, 2025, related to unvested RSUs, and the weighted average remaining years over which the cost will be recognized:

(in thousands)	Total Unrecognized Compensation Cost	Weighted Average Remaining Years
Restricted Stock Units	$ 4,329	0.42

NOTE 9 - SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates as one reportable segment. The Company's Chief Operating Decision Maker ("CODM"), its Chief Executive Officer ("CEO"), reviews financial information on a consolidated basis to make operating decisions, assess financial performance, and allocate resources.

In evaluating performance, the CODM primarily assesses operating loss and net loss, as reported on the consolidated statement of operations and regularly reviews certain significant expense categories, including content amortization, other cost of revenues, advertising and marketing, payroll and related expenses, and other general and administrative expenses. These expense categories are considered key factors in managing the business and guiding resource allocation decisions.

This approach ensures that the Company's financial reporting reflects the way management monitors expenses and overall financial performance.

The following table presents financial information with respect to the Company's single operating segment for the years ended December 31, 2025, and 2024:

		Year Ended December 31,		
(in thousands)		2025		2024
Revenues	$	71,658	$	51,134
Less:				
Content amortization		14,511		19,130
Other cost of revenues		16,602		6,233
Advertising and marketing		14,028		14,434
Payroll and related		12,768		10,515
Other general and administrative		21,053		14,155
Total operating expenses		78,962		64,467
Operating loss		(7,304)		(13,333)
Other segment items*	$	891	$	524
Loss before income taxes	$	(6,413)	$	(12,809)
Provision for income taxes	$	14	$	132
Net loss	$	(6,427)	$	(12,941)

* Other segment items include changes in the fair value of warrant liabilities, interest and other income, and equity method investment loss. See the consolidated financial statements for additional information regarding the Company's operating segment.

All long-lived tangible assets are located in the U.S. For the years ended December 31, 2025, and 2024, revenue by geographic region based on customer location was as follows:

		Year Ended December 31,				
(in thousands)		2025			2024	
United States	$	55,850	78%	$	33,457	65%
International		15,808	22%		17,677	35%
Total	$	71,658	100%	$	51,134	100%

No revenue from any foreign country comprised of 10% or greater of total revenue for either of the periods presented.

NOTE 10 - RELATED-PARTY TRANSACTIONS

EQUITY METHOD INVESTMENTS

For the years ended December 31, 2025, and 2024, the Company recognized a nominal amount and $0.2 million of revenue, respectively, related to license fees from the Spiegel Venture.

For the years ended December 31, 2025, and 2024, the Company also recorded zero in cost of revenues pertaining to the revenue share arrangement with Nebula for subscription sales of certain bundled packages. When incurred, these revenue share costs are recorded within cost of revenues in the Consolidated Statements of Operations.

As of December 31, 2025, and 2024, the impacts of the arrangements with Spiegel Venture on the Company's consolidated balance sheets were as follows:

	As of December 31,	
(in thousands)	2025	2024
Accounts receivable	$ 101	$ 248
Accounts payable	4	—
Accrued expenses and other liabilities	5	8

For the years ended December 31, 2025, and 2024, the impacts of arrangements with the Spiegel Venture on the Company's consolidated statements of operations were as follows:

	Year Ended December 31,	
(in thousands)	2025	2024
Revenues	$ 12	$ 219
Cost of revenues	41	64

OPERATING LEASE

The Company sublets a portion of its office space to Hendricks Investment Holdings, LLC, which is considered a related party as it is managed by various members of the Board. The Company accounts for the arrangement as an operating lease. Refer to *Note 12 - Leases* for further information.

NOTE 11 - RETIREMENT PLAN

Defined Contribution Plan (401(k))

The Company administers and participates in a 401(k) plan that covers employees 21 years of age or older with three months or greater of service. The plan permits elective deferrals from each participant's compensation up to the maximum allowed by law. The Company matches employee deferrals at 100% on up to 3% of compensation and 50% of employee deferrals between 3% and 5% of compensation. Participants are immediately vested in their elective deferrals and the Company matching contributions. The Company recorded matching contributions of $0.2 million for each of the years ended December 31, 2025, and 2024

Nonqualified Deferred Compensation Plan

In July 2025, the Company established a nonqualified deferred compensation plan (the "NQDC Plan") for the benefit of a select group of management and highly compensated employees under Internal Revenue Service (IRS) rules, including the Company's Chief Executive Officer and Chief Financial Officer. The NQDC Plan allows eligible participants to defer up to 80% of their base salary and up to 100% of their annual incentive compensation.

The NQDC Plan is unfunded for tax purposes and represents an unsecured general obligation of the Company to pay the participants in the future. Participant accounts are credited with earnings or losses based on the performance of notional investment indices selected by the participants from a menu of options established by the Company. The Company does not guarantee a minimum rate of return on participant accounts. To manage the obligation, the Company maintains a Rabbi Trust, which holds investments in Fidelity mutual funds that generally mirror the participants' notional investment selections. These assets are recorded at fair value within Other assets on the Consolidated Balance Sheets

The Company records a liability for the participant deferrals, which is adjusted each reporting period to reflect the performance of the selected investment indices. Changes in the fair value of the NQDC Plan liability are recognized as compensation expense within "General and administrative" expenses in the Consolidated Statements of Operations.

As of December 31, 2025, the aggregate liability under the NQDC Plan was $0.1 million, which is included in "Other liabilities" on the Consolidated Balance Sheets. The following table summarizes the activity in the NQDC Plan for the year ended December 31, 2025:

(in thousands)	2025
Balance at beginning of year	$ —
Participant contributions	73
Aggregate earnings (losses)	3
Distributions	—
Balance at end of year	$ 76

NOTE 12 - LEASES

COMPANY AS LESSEE

The Company is party to a non-cancellable operating lease agreement for office space, which expires in 2033. The Company's operating lease for this office space includes fixed rent payments and variable lease payments, which are primarily related to common area maintenance and utility charges. The Company elected not to separate lease and non-lease components, and as such, all amounts paid under the lease are classified as either fixed or variable lease payments. The Company has determined that no renewal clauses are reasonably certain of being exercised and therefore has not included any renewal periods within the lease term for this lease.

As of December 31, 2025, and 2024, the Company held operating lease right-of-use (ROU) assets of $2.8 million and $3.1 million, respectively; current lease liabilities of $0.4 million and $0.4 million, respectively; and non-current lease liabilities of $3.5 million and $3.9 million, respectively. In measuring operating lease liabilities, the Company used a weighted average discount rate of 4.4% as of December 31, 2025. This rate was determined based on the Company's incremental borrowing rate, reflecting the interest rate the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment. The weighted average remaining lease term as of December 31, 2025, was 7.17 years.

Components of Lease Cost

For the years ended December 31, 2025, and 2024, the Company's total operating lease cost was comprised of the following:

	Year Ended December 31,	
(in thousands)	2025	2024
Operating lease cost	$ 477	$ 477
Variable lease cost	64	50
Total lease cost	$ 541	$ 527

Maturity of Lease Liabilities

As of December 31, 2025, maturities of the Company's operating lease liabilities, which do not include short-term leases and variable lease payments, are as follows:

	(in thousands)
2026	$ 585
2027	600
2028	615
2029	630
2030	646
Thereafter	1,455
Total Lease Payments	4,531
Less: imputed interest	(644)
Present value of total lease liabilities	$ 3,887

COMPANY AS LESSOR

The Company sublets a portion of its office space to a related party and accounts for the arrangement as an operating lease. Related-party sublease rental income is recognized on a straight-line basis and is included in Interest and other income in the accompanying consolidated statements of operations. For the year ended December 31, 2025, operating lease income from the Company's sublet was immaterial. As of December 31, 2025, total remaining future minimum lease payments receivable on the Company's operating lease was $0.2 million.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

CONTENT COMMITMENTS

As of December 31, 2025, the Company's content obligations amounted to $0.6 million, including $0.4 million recorded within content liabilities in the accompanying consolidated balance sheets, and $0.2 million of obligations not recorded as they did not yet meet the asset recognition criteria for content assets. These obligations are expected to be paid during the year ending December 31, 2026.

As of December 31, 2024, the Company's content obligations amounted to $0.4 million, including $0.3 million recorded within content liabilities in the accompanying consolidated balance sheets, and $0.1 million of obligations not recorded as they did not yet meet the asset recognition criteria for content assets.

Content obligations include amounts related to licensed, commissioned and internally produced streaming content. An obligation for the production of content includes non-cancelable commitments under creative talent and employment agreements. An obligation for the licensed and commissioned content is incurred at the time the Company enters into an agreement to obtain future titles. Once a title becomes available, a content liability is generally recorded. Certain agreements include the obligation to license rights for unknown future titles, the ultimate quantity and/or fees for which are not yet determinable as of the reporting date.

ADVERTISING COMMITMENTS

The Company periodically enters into agreements to receive future advertising and marketing services as part of various licensee agreements, and the Company reports commitments when the applicable agreements provide for specific committed amounts. As of December 31, 2025, the Company's future advertising commitments totaled $1.7 million, all of which the Company expects to pay during the year ended December 31, 2026.

CONTINGENCIES

The Company is involved, from time to time, in lawsuits arising in the normal course of business. We believe the potential outcomes from these lawsuits will not have a material adverse impact on our financial position or results of operations. The Company evaluates contingencies on an ongoing basis and establishes loss provisions for matters in which losses are probable and the amount of loss can be reasonably estimated. As part of this evaluation, no loss contingencies were identified for the years ended December 31, 2025, and 2024.

NOTE 14 - SALE OF EMPLOYEE RETENTION CREDIT CLAIM

In response to the COVID-19 pandemic, the Company became eligible for the Employee Retention Credit ("ERC") under the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") and subsequent legislation. The ERC is a refundable tax credit against certain employment taxes, designed to support businesses in retaining employees during periods of economic hardship. The Company determined its total eligible ERC to be $1.2 million.

Prior to fourth quarter 2024 *(i.e., before October 1, 2024)*, the Company had not recognized the ERC as an asset or recorded any related income. Upon communication with the Internal Revenue Service ("IRS") acknowledging our claim, the Company determined that it was entitled to the credit and recognized the ERC as an asset and corresponding income in fourth quarter of 2024. Subsequently, during the same quarter, the Company executed an agreement to transfer its rights to the ERC to a third-party buyer. As a result of this transaction, the Company recognized the net proceeds of $1.0 as Other Income in its financial statements for the year ended December 31, 2024.

On December 27, 2024, the Company entered into an agreement (the "Agreement") with a third party (the "Buyer") to sell its rights to the anticipated ERC proceeds. The key terms of the Agreement are as follows:
*   Purchase Price: The Buyer agreed to purchase the ERC at 85% of the claimed amount, resulting in a gross purchase price of $1.0 million.
*   Holdback: A holdback of $0.02 million was applied to the gross purchase price to cover potential contingencies, resulting in net proceeds of $1.0 million received by the Company at closing.
*   Transfer of Rights: The Agreement stipulates that the Buyer acquires all rights to any ERC-related refunds, payments, or credits from the IRS.

During the year ended December 31, 2025, the IRS processed the Company's 2020 ERC claim, resulting in a refund of $0.4 million. In accordance with the Agreement, the principal refund amount of $0.4 million was remitted to the Buyer. As of December 31, 2025, the Company's remaining claims related to 2021 ERC are undergoing a routine information request process with the IRS. To date, this process has not resulted in any identified issues or notifications of disallowance. The Agreement includes a provision allowing the Buyer to require the Company to repurchase the ERC claim if the IRS disallows or reduces the amount. Management continues to believe the likelihood of such a repurchase obligation is remote; consequently, no liability has been recognized for this contingent obligation as of December 31, 2025.

In accordance with ASU 2021-10, the Company provides the following disclosures related to the ERC transaction:
*   Nature of the Assistance: The ERC is a refundable tax credit provided by the U.S. government to assist employers in retaining employees during the COVID-19 pandemic.
*   Significant Terms and Conditions: The Company sold its rights to the ERC proceeds to the Buyer at 85% of the claimed amount, with a holdback applied. The Buyer assumes all rights to any ERC-related refunds, payments, or credits from the IRS. A clawback provision exists, allowing the Buyer to require repurchase if the ERC is disallowed or reduced by the IRS.
*   Accounting Policies: The Company recognized the net proceeds from the sale as interest and other income upon execution of the Agreement, as the ERC had not been previously recorded as an asset or income.

The net proceeds of $1.0 million were recorded as interest and other income in the consolidated statement of operations for the year ended December 31, 2024. As of December 31, 2025, no income or expenses related to the ERC were recognized. No asset or liability related to the ERC remained on the Company's consolidated balance sheet as of December 31, 2025, and 2024.

NOTE 15 - INCOME TAXES

For the years ended December 31, 2025, and 2024, the components of the provision for income taxes were as follows:

(in thousands)	Year Ended December 31,			
	2025		**2024**	
Current:				
Federal	$	—	$	2
State and Local		29		15
Foreign		(15)		115
Total current provision	$	14	$	132
Deferred:				
Federal	$	—	$	—
State and local		—		—
Foreign		—		—
Total deferred provision	$	—	$	—
Total tax provision	$	14	$	132

For the year ended December 31, 2025, the following table reconciles the Company's effective income tax rate to the U.S. federal statutory income tax rate:

(in thousands, except percentages)	Year ended December 31, 2025		
	Total		%
Loss before income taxes		(6,413)	
U.S. federal statutory income tax provision (benefit)	$	(1,347)	21.0 %
State and Local Income Tax, Net of Federal Income Tax Effect [a]		(137)	2.1 %
Foreign Withholding Taxes		(15)	0.2 %
Nontaxable or Nondeductible Items			
Officers Compensation		1,473	(23.0)%
Stock Compensation Windfall		(861)	13.4 %
Other Permanent Items		13	(0.2)%
Changes in Valuation Allowance		769	(12.0)%
Other			
Other		119	(1.9)%
Effects of Changes in Tax Law		—	— %
Tax Credits		—	— %
Changes in Unrecognized Tax Benefits		—	— %
Total Effective Tax Rate	$	14	(0.2)%

(a) State taxes in CA, IL, NY, and NYC made up the majority (greater than 50%) of the tax effect in this category.

The amounts of cash taxes (refunded) paid by CuriosityStream are as follows:

(in thousands)	Year Ended December 31,	
	2025	**2024**
Federal	$ —	$ —
State	29	9
Foreign		
Foreign Withholding Taxes	(216)	—
Others	170	—
Income Taxes, Net of Amounts Refunded	(17)	9
Other Taxes	—	—
Total	$ (17)	$ 9

For the years ended December 31, 2024, the following table reconciles the Company's effective income tax rate to the U.S. federal statutory income tax rate:

(in thousands, except percentages)	Year ended December 31, 2024	
	Total	**%**
Loss before income taxes	$ (12,809)	
U.S. federal statutory income tax provision (benefit)	$ (2,697)	21.1 %
State Taxes	(351)	2.7 %
Permanent Items	1,013	(7.9)%
Change in Valuation Allowance	(1,782)	13.9 %
Deferred Adjustments	3,314	(25.9)%
RTP Adjustments	229	(1.8)%
Foreign Withholding Taxes	115	(0.9)%
Current/Deferred Rate Differential	2	— %
Change in State Rate	266	(2.1)%
Other	23	(0.2)%
Total tax provision	$ 132	(1.0)%

Deferred income taxes reflect the net tax effect of temporary differences between the amounts recorded for financial reporting purposes and the bases recognized for tax purposes. As of December 31, 2025, and 2024, the significant components of deferred tax assets and liabilities were as follows:

(in thousands)	Year Ended December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 55,414	$ 56,835
Accrued expenses and reserves	1,289	712
Intangibles and content assets	6,539	7,267
Stock based compensation	1,780	146
Lease liability	895	1,031
Equity method investment in Spiegel	848	574
Other	182	228
Total deferred tax asset	66,947	66,793
Valuation allowance	(66,311)	(66,055)
Deferred tax assets, net of valuation allowance	$ 636	$ 738
Deferred tax liabilities:		
ROU asset	(636)	(738)
Deferred tax liabilities, net	$ —	$ —

As of December 31, 2025, and 2024, the Company maintained a valuation allowance on substantially all of its deferred tax assets. The deferred tax assets predominantly relate to operating losses, intangibles and content assets, and stock-based compensation. As a result of Legacy CuriosityStream's conversion from an LLC to a C corporation in 2018, Legacy CuriosityStream recognized a partial step-up in the tax basis of intangibles and content assets that will be recovered as those assets are sold or the basis is amortized. On the date of the conversion, Legacy CuriosityStream recorded an estimated net deferred tax asset relating to this partial step-up in tax basis.

The valuation allowance was determined in accordance with applicable accounting guidance, which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. The Company's history of cumulative losses, along with expected future U.S. losses, required that the Company record a full valuation allowance against all net deferred tax assets. The Company intends to maintain a full valuation allowance on net deferred tax assets until sufficient positive evidence exists to support a reversal of the valuation allowance.

As of December 31, 2025, and 2024, the Company held federal net operating loss ("NOL") carryforwards of approximately $223.6 million and $228.6 million, respectively. This balance includes $7.3 million that expires in 2037 and $216.3 million that has an indefinite carryforward period. As of December 31, 2025, and 2024, the Company held gross state NOL carryforwards of approximately $142.8 million and $144.5 million, respectively, which begin to expire in 2028.

Pursuant to Section 382 of the Internal Revenue Code, or IRC, annual use of the Company's NOL carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. Such ownership change could result in annual limitations on the utilization of tax attributes, including NOL carryforwards and tax credits. The Company performed an analysis to determine if any ownership changes occurred as of year end 2025 and a change was identified. While this limitation may restrict the timing of the utilization of NOLs, due to the large net unrealized built-in-gain and projected recognized built-in-gain recognitions, the Company does not expect a significant portion of its NOLs to expire unused.

The Company has not been audited by the IRS or any state income or franchise tax agency, but tax returns remain open to examination subject to a three to four year statute of limitations, depending on the state.

The Company has not recorded a liability related to uncertain tax positions in the consolidated financial statements. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is more likely than not (greater than 50% likely) to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in its tax provision.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted into law. The OBBBA includes significant provision, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework, and the restoration of favorable tax treatment for certain business provisions. The OBBBA has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The Company has evaluated the provisions of the OBBBA and determined that the Act did not have a material impact on its consolidated financial statements or effective tax rate for the year ended December 31, 2025. As the Company maintains a full valuation allowance against its deferred tax assets, any adjustments to the gross value of these assets resulting from the enactment of the OBBBA were offset by a corresponding change in the valuation allowance, resulting in no net impact to the consolidated financial statements. The Company will continue to monitor the impact of the OBBBA as additional guidance is issued and further provisions become effective in future periods.

NOTE 16 - SUBSEQUENT EVENTS

DIVIDEND DECLARATION

On January 29, 2026, the Board declared the cash dividend of $0.08 per share to be paid on March 20, 2026, to all holders of record of Common Stock at the close of business on March 6, 2026. Total dividend payment of $4.7 million is expected to be paid from available cash on hand.

SHARE REPURCHASE PROGRAM

On March 10, 2026, the Company's Board of Directors authorized an additional $2.0 million to purchase the Company's common stock under its existing share repurchase program. This authorization increases the total amount approved for repurchases under the plan to $6.0 million. Under the stock repurchase program, we may repurchase shares through open market purchases, privately negotiated transactions, block purchases, or otherwise in accordance with applicable federal securities laws. The stock repurchase program has no expiration date and may be modified, suspended, or discontinued at any time at the Company's discretion.

SENIOR SECURED REVOLVING CREDIT FACILITY

On March 12, 2026, the Company entered into a Credit Agreement with Citibank, N.A., providing for a $10.0 million Senior Secured Revolving Credit Facility (the "Credit Facility"). The Credit Facility has a three-year term maturing on March 11, 2029, and is secured by a first-priority lien on substantially all assets of the Company and its domestic subsidiaries. Borrowings under the Credit Facility bear interest at a rate per annum equal to, at the Company's option, either (i) a floating base rate plus 3.00% or (ii) Adjusted Term SOFR plus 3.00%. The Company is required to pay an unused fee of 0.35% per annum on on the average daily unused portion of the facility.

The Credit Facility includes a $2.0 million sublimit for the issuance of letters of credit and an accordion feature allowing the Company to request increases in the revolving commitment an aggregate principal amount of $20.0 million, subject to lender consent. The Credit Facility contains customary financial covenants, including a Consolidated Leverage Ratio not to exceed 3.00:1.00 and a Consolidated Interest Coverage Ratio of not less than 3.00:1.00. Additionally, the agreement restricts the payment of cash dividends or the repurchase of equity interests unless the Company maintains liquidity (defined as unrestricted cash plus facility availability) of at least $10.0 million, after giving effect to such payment. As of the date of this filing, there are no outstanding borrowings under the Credit Facility.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. As of December 31, 2025 (the "Evaluation Date"), our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).

Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financing reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions or dispositions of our assets.

- Provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with accounting principles generally accepted in the United States, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors.

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Due to its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in "Internal Control—Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting due to our status as a "non-accelerated filer" and a "smaller reporting company," which exempts us from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002.

CHANGES IN INTERNAL CONTROL

There have been no changes in our internal control over financial reporting, as identified in connection with the evaluation required by Rule 13a-15(d) and Rule 15d-15(d) of the Exchange Act, which occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

SENIOR SECURED REVOLVING CREDIT FACILITY

On March 12, 2026, the Company entered into a Credit Agreement with Citibank, N.A., providing for a $10.0 million Senior Secured Revolving Credit Facility (the "Credit Facility"). The Credit Facility has a three-year term maturing on March 11, 2029, and is secured by a first-priority lien on substantially all assets of the Company and its domestic subsidiaries. Borrowings under the Credit Facility bear interest at a rate per annum equal to, at the Company's option, either (i) a floating base rate plus 3.00% or (ii) Adjusted Term SOFR plus 3.00%. The Company is required to pay an unused fee of 0.35% per annum on on the average daily unused portion of the facility.

The Credit Facility includes a $2.0 million sublimit for the issuance of letters of credit and an accordion feature allowing the Company to request increases in the revolving commitment an aggregate principal amount of $20.0 million, subject to lender consent. The Credit Facility contains customary financial covenants, including a Consolidated Leverage Ratio not to exceed 3.00:1.00 and a Consolidated Interest Coverage Ratio of not less than 3.00:1.00. Additionally, the agreement restricts the payment of cash dividends or the repurchase of equity interests unless the Company maintains liquidity (defined as unrestricted cash plus facility availability) of at least $10.0 million, after giving effect to such payment. As of the date of this filing, there are no outstanding borrowings under the Credit Facility.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

We intend to file our definitive proxy statement for our 2026 Annual Meeting ("2026 Proxy Statement") with the SEC, pursuant to Regulation 14A, on or before April 29, 2025 (and, in any event, not later than 120 days after the close of our last fiscal year). Accordingly, certain information required by Part III of this Annual Report on Form 10-K has been omitted pursuant to General Instruction G(3) of Form 10-K. Only those sections of the 2026 Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be included in our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be included in our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth in Item 5 under the heading "Securities Authorized for Issuance Under Equity Compensation Plans" is incorporated herein by reference.

The additional information required by this item will be included in our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be included in our 2026 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be included in our 2026 Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this Form 10-K:

1. Consolidated Financial Statements. Reference is made to the Index to Consolidated Financial Statements beginning on Page F-1 hereof.

2. Financial Statement Schedules. No financial statement schedules are required to be filed as part of this Annual Report.

3. Exhibits. The following exhibits are filed, furnished or incorporated by reference as part of this Annual Report on Form 10-K.

| Exhibit No. | Description | Incorporated By Reference | | | | Filed/Furnished Herewith |
		Form	File No.	Exhibit	Filing Date	
2.1	Agreement and Plan of Merger, dated as of August 10, 2020, by and among the Company, CS Merger Sub Inc., CuriosityStream Operating Inc. and Hendricks Factual Media LLC	8-K	001-39139	2.1	August 11, 2020	
3.1	Second Amended and Restated Certificate of Incorporation	8-K	001-39139	3.1	October 14, 2020	
3.2	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of CuriosityStream Inc.	8-K	001-39139	3.1	August 13, 2024	
3.3	Amended and Restated Bylaws	8-K	001-39139	3.2	October 14, 2020	
3.4	First Amendment to Amended and Restated Bylaws	8-K	001-39139	3.1	April 15, 2024	
4.1	Specimen Common Stock Certificate	S-1/A	001-39139	4.2	November 8, 2019	
4.2	Specimen Warrant Certificate.	S-1/A	001-39139	4.3	November 8, 2019	
4.3	Warrant Agreement, dated November 19, 2019, by and between Continental Stock Transfer & Trust Company, LLC and the Company	8-K	001-39139	4.1	November 25, 2019	
4.4	Amendment No. 1 to Warrant Agreement, dated March 30, 2021, by and between Continental Stock Transfer & Trust Company, LLC and the Company	10-K	001-39139	4.4	March 31, 2021	
4.5	Description of the Company's Securities	10-K	001-39139	4.5	March 31, 2021	

| Exhibit No. | Description | Incorporated By Reference | | | | Filed/Furnished Herewith |
		Form	File No.	Exhibit	Filing Date	
10.1	Letter Agreement, dated November 19, 2019, by and among the Company, the Company's officers and directors, and Software Acquisition Holdings LLC	8-K	001-39139	10.1	November 25, 2019	
10.2*	Employment Agreement, Dated July 10, 2025 by and between CuriosityStream Inc. and Clint Stinchcomb	8-K	001-39139	10.1	July 16, 2025	
10.3	Investor Rights Agreement, dated October 14, 2020, by and among the Company, CuriosityStream Operating Inc., Hendricks Factual Media LLC, Software Acquisition Holdings LLC and the officers and directors of CuriosityStream Operating Inc. party thereto	8-K	001-39139	10.12	October 14, 2020	
10.4*	CuriosityStream Inc. 2020 Omnibus Incentive Plan	8-K	001-39139	10.14	October 14, 2020	
10.5*	Offer Letter between CuriosityStream Inc. and Peter Westley, dated May 21, 2022	8-K	001-39139	10.1	May 24, 2022	
10.6*	CuriosityStream Inc. Severance Pay Plan and Summary Plan Description, dated November 8, 2022	8-K	001-39139	10.1	November 9, 2022	
10.7*	Services Agreement between Curiosity Inc. and Devin Emery, effective November 16, 2022	8-K	001-39139	10.1	November 16, 2022	
10.8	Services Agreement, dated as of June 1, 2024, by and between Curiosity Inc. and Peter Westley	10-Q	001-39139	10.1	August 14, 2024	
14.1	Code of Ethics and Business Conduct	8-K	001-39139	14.1	October 14, 2020	
21.1	Subsidiaries of the Company	8-K	001-39139	21.1	October 14, 2020	
23.2	Consent of GRANT THORNTON LLP					X
24.1	Powers of Attorney	10-K	001-39139	24.1	March 31, 2021	
31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X

| Exhibit No. | Description | Incorporated By Reference | | | | Filed/Furnished Herewith |
		Form	File No.	Exhibit	Filing Date	
31.2	[Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002](#)					X
32.1**	[Certification of the Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002](#)					X
97.1	[Policy Relating to Recovery of Erroneously Awarded Compensation](#)	10-K	001-39139	97.1	March 25, 2024	
101.INS***	Inline XBRL Instance Document.**					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.**					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.**					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.**					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.**					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.**					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).**					X

*   This document is a management contract or compensatory plan or arrangement.

**   This document is being furnished with this Form 10-K. This certification is deemed not filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act, or the Exchange Act.

***   The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURIOSITYSTREAM INC.

Dated: March 12, 2026	By:	/s/ Clint Stinchcomb
	Name:	Clint Stinchcomb
	Title:	President and Chief Executive Officer (*Principal Executive Officer*)

Dated: March 12, 2026	By:	/s/ P. Brady Hayden
	Name:	P. Brady Hayden
	Title:	Chief Financial Officer and Treasurer (*Principal Financial and Accounting Officer*)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 12, 2026		/s/ Clint Stinchcomb
	Name:	Clint Stinchcomb
	Title:	President and Chief Executive Officer, Director (*Principal Executive Officer*)
Date: March 12, 2026		/s/ P. Brady Hayden
	Name:	P. Brady Hayden
	Title:	Chief Financial Officer and Treasurer (*Principal Financial and Accounting Officer*)
Date: March 12, 2026		/s/ John Hendricks
	Name:	John Hendricks
	Title:	Chairman of the Board, Director
Date: March 12, 2026		/s/ Elizabeth Saravia
	Name:	Elizabeth Saravia
	Title:	Director
Date: March 12, 2026		/s/ Patrick Keeley
	Name:	Patrick Keeley
	Title:	Director
Date: March 12, 2026		/s/ Matthew Blank
	Name:	Matthew Blank
	Title:	Director
Date: March 12, 2026		/s/ Jonathan Huberman
	Name:	Jonathan Huberman
	Title:	Director
Date: March 12, 2026		/s/ Mike Nikzad
	Name:	Mike Nikzad
	Title:	Director
Date: March 12, 2026		/s/ Andrew Hendricks
	Name:	Andrew Hendricks
	Title:	Director